As filed with the Securities and Exchange Commission on December 4, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMPBENEFITS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6324	04-3185995
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
100 Mansell Court East, Suite 400
Roswell, Georgia 30076
(770) 998-8936
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kirk E. Rothrock
Chairman and Chief Executive Officer
CompBenefits Corporation
100 Mansell Court East, Suite 400
Roswell, Georgia 30076
(770) 998-8936
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

John R. LeClaire, Esq.	Richard B. Aftanas, Esq.
Michael S. Turner, Esq.	Paul T. Schnell, Esq.
Goodwin Procter LLP	Skadden, Arps, Slate, Meagher & Flom LLP
Exchange Place	Four Times Square
Boston, Massachusetts 02109	New York, NY 10036
(617) 570-1000	(212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)
Common Stock, $0.01 par value per share	$150,000,000	$16,050

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 4, 2006

           Shares

Common Stock

This is an initial public offering of shares of common stock of CompBenefits Corporation. All of the           shares of common stock are being sold by CompBenefits.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $     . CompBenefits has applied to have its common stock approved for quotation on the Nasdaq Global Market under the symbol “CBEN”.

See “Risk Factors” on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CompBenefits	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from CompBenefits at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2006.

Goldman, Sachs & Co.	Banc of America Securities LLC

CIBC World Markets

Prospectus dated          , 2006.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 10, and the consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision with respect to our common stock. Unless the context otherwise requires, we use the terms “CompBenefits,” the “Company,” “we,” “us” and “our” to refer to CompBenefits Corporation and its subsidiaries.

Overview

We are the largest company in the United States focused exclusively on offering dental and vision benefit plans. Founded in 1978, we deliver dental and vision benefit plans to approximately 14,000 employer groups and more than 4.8 million members, primarily in the South and Midwest. We have developed a broad suite of products, extensive provider networks and effective distribution channels to reach large employers, mid- and small-sized employers, government programs and individuals.

Our dental benefit plans cover procedures such as examinations, cleanings, cavity fillings and crowns. Our vision benefit plans cover comprehensive eye examinations and glasses or contact lenses. We offer both dental and vision benefit plans because they are sold through the same distribution channels, have a common operating platform and exhibit similar financial characteristics, such as low underwriting volatility, absence of catastrophic losses and short periods between the submission and resolution of claims.

Due to the rising costs of healthcare, employees are being required to pay more of their dental and vision benefit plan premiums. Although employers continue to function as gatekeepers, employees are demanding a broader range of products that are differentiated by affordability, benefits offered and provider network size. We believe that we favorably differentiate ourselves from our competitors by designing, marketing and distributing a broader product offering with a wider range of premium levels.

We believe the most significant factors in serving our existing members and attracting new members are the size and accessibility of our networks of dental and vision providers. Our dental provider networks currently include over 20,800 dental locations and our national vision network currently includes over 18,800 independent optometrist and ophthalmologist locations. We believe that the depth of our provider networks allows us to attract new members and gives us a competitive advantage relative to our peers in our markets.

We utilize a multi-channel distribution strategy consisting of our internal sales force, independent agents, telemarketing and internet sales, and third party relationships to reach as many potential customers as possible in our target markets, irrespective of employer size. After establishing a relationship with an employer group, we also market directly to employees to maximize enrollment.

We recorded total revenue of $323.8 million and $257.9 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. We had net income available to common stockholders of $6.2 million and $3.0 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Dental premiums comprised 72% and 71% of total premium revenue, respectively, in those periods. Despite historically representing less than 30% of total premium revenue, vision premium revenue has become increasingly important with a compound annual growth rate of 16% from 2003 through 2005. Overall, we have grown membership by 479,000 members since December 31, 2003 while maintaining a total benefit expense to premium ratio below 70%. We believe our strategy can drive further growth, as evidenced by our recently awarded federal contract to deliver dental benefits to active and retired government employees in twenty-three states and the District of Columbia.

Our Industry

Employers in the United States have historically offered a variety of insurance benefits in addition to salary as a means of attracting and retaining employees. Initially, these programs consisted primarily of medical benefits as basic financial protection against catastrophic medical events. Over time, employees have demanded that their benefit packages be expanded to include dental, vision and other benefits, commonly known as specialty benefits. Dental and vision benefits are now offered to 46% and 29% of all private sector employees in the U.S., respectively.

The total U.S. dental services market was $81.5 billion in 2004. The U.S. Department of Labor projects that this market will expand to $167.3 billion by 2015. The dental benefits market covering these services remains highly fragmented. We estimate that no single benefit plan company covers more than 15% of all dental plan members in the U.S., which was a $40.5 billion market in 2004.

The total U.S. vision care services and products market was $27.2 billion in 2005, up from $3.0 billion in 1981. We expect that this market will continue to grow as the population ages, continued computer usage increases the incidence of eye strain and consumers place greater emphasis on the fashion component of eyewear. Today, 175 million people in the U.S., or 59% of the population, need some form of vision correction, yet only 22% of all private sector employees in the U.S. are covered by employee vision benefits.

Our Competitive Strengths

We believe our key competitive strengths include the following:

Comprehensive and Flexible Product Suite.  We understand that every customer is unique. Accordingly, we seek to design and offer dental and vision benefit packages that meet our members’ needs across a range of price points. Our dental members can choose a benefit plan that balances affordability, benefits coverage and network size and corresponding access to care. Our vision members can choose a benefit plan with customized premium and benefit levels without compromising access to our national network of optometrists and ophthalmologists. Our comprehensive dental benefit products and flexible vision benefit products deliver an attractive suite of benefit plans for all addressable customer segments.

Strength of Dental and Vision Provider Networks.  One of our core competencies is building and maintaining extensive networks of dental and vision providers. Many customers select one benefit plan over another based upon the number of providers in each plan’s network. Since December 31, 2004, we have added approximately 3,800 dentists to our networks and currently manage dental provider networks with over 20,800 locations. Since December 31, 2004, we have added over 2,800 provider locations to our national vision network so that our members can access professional eye care services from more than 18,800 independent optometrist and ophthalmologist locations.

Effective Dental and Vision Benefits Distribution.  We employ a multi-channel distribution strategy to reach as many potential customers as possible in our target markets, irrespective of employer size or type. Through our twenty-eight years of experience, we have developed an understanding of how different customer segments purchase dental and vision benefits, and we have developed the following tailored distribution strategies:

•	We deploy our internal sales force to target large employers, including companies, government entities, schools and hospitals.

•	We work through a large group of independent agents with whom we develop and maintain relationships to target small- and mid-size employers who rely on these intermediaries to assist in carrier selection, enrollment and administration.

•	We use our telemarketing and internet sales capabilities to access the individual market.

•	We enter into arrangements with third parties to sell our dental and vision benefit plans in tandem with their other products.

•	We leverage our strong reputation with government agencies to sell our dental and vision benefit plans through government programs, including Medicare supplement plans and medical plans for the economically disadvantaged.

After establishing a relationship with an employer group, we distribute customized materials to employees, target them with on-site presentations and design interfaces with the employer’s intranet to maximize enrollment.

Effective Management of Benefit Costs.  Our profitability depends on our ability to effectively manage dental and vision benefits expense relative to the fixed premiums we receive. We believe that our exclusive focus on the dental and vision benefit markets has enabled us to develop an expertise in managing these costs. In recent years, our customers have increasingly purchased our more expensive products that generate higher revenue but carry higher benefit expense. Nevertheless, by managing provider costs, we have maintained a total benefit expense to premium ratio below 70%.

Scalable Operating Platform.  We administer our dental and vision benefit plans through a centrally managed platform. We continue to enhance service efficiency by leveraging this platform and have decreased selling, general and administrative expense as a percentage of total revenue from 27.9% in the year ended December 31, 2003 to 26.5% and 25.2% in the years ended December 31, 2004 and 2005, respectively. Our entire operating platform is scalable and we do not expect that it will require significant investment or upgrades to efficiently service our anticipated growth.

Experienced Management Team.  Our management team, comprised of nine professionals, has over 150 years of combined experience in the dental or vision benefits markets. We believe our management team has the collective expertise to grow our business organically and through acquisition while continuing to manage costs.

Our Growth Strategy

Our objectives are to increase membership, revenue and profits, and to be a leading full-service dental and vision benefit plan company in selected markets. The core elements of our growth strategy include:

Deepening Penetration Within Existing Markets.  The five primary states in which we operate, Florida, Texas, Georgia, Illinois and Ohio, have a combined population of over 73 million people. The U.S. Census Bureau projects that together these populations will grow at 6.3% per year over the next five years, which is faster than the national average of 4.5% per year. We will employ our multi-channel distribution strategy to access this expanding base of potential customers. We believe our large, high quality networks of providers and flexible product suite make us an attractive solution for employers choosing a benefits company and employees purchasing coverage. We believe significant opportunities remain to gain additional membership in existing employer groups by increasing the percentage of employees that purchase our benefit plans and by cross-selling our dental or vision benefit plans into employer groups where only one of our specialty benefit plans is offered. We expect that the resulting increases in our membership base will make joining our networks more attractive to providers and thereby make our products more attractive to customers.

Pursuing Third Party Distribution Arrangements.  We have successfully partnered with third parties to distribute and sell our dental and vision benefit plans. Our partners include medical insurance plans and other specialty benefit companies that use our products to deliver benefits they would not otherwise offer, as well as associations that promote our dental and vision benefit plans. By offering our dental and vision benefit plans, other insurance plans and specialty benefits companies strengthen their product portfolio as they compete in their core markets. Because we exclusively offer dental and vision benefit plans, we do not compete with our partners’ core businesses. Associations offer access to our benefit plans to attract and retain members. Our comprehensive dental products and flexible vision products allow our partners to deliver benefits products that meet their customers’ particular needs. We will continue to seek out new third party distribution partners to increase membership in existing and new markets. We believe that these partnerships give us distribution channels to reach potential members we would not otherwise readily access on our own.

Expanding Our Offerings to New Markets.  We believe there are a number of new markets contiguous to our existing primary markets that, based on projected population growth and the current competitive landscape, present opportunities for expansion. The U.S. Office of Personnel Management recently awarded us a contract to deliver dental benefits to active and retired government employees in the District of Columbia and twenty-three states throughout the Southeast, Midwest and Mid-Atlantic regions. We intend to use the membership that we enroll through this federal contract and other large commercial employers outside our current markets to grow our networks of providers. We plan to leverage our national vision network of over 18,800 optometrist and ophthalmologist locations to increase market share in the growing vision benefits market.

Completing Attractive Acquisitions.  We expect to opportunistically pursue acquisitions that deliver membership and provider networks in existing or new markets. In addition, we expect to utilize our network management capabilities and administrative efficiencies to increase any acquired dental or vision benefit plan’s profitability.

Corporate History and Information

We were founded in 1978 to deliver dental benefit plans in Florida. During the 1980s and 1990s, we expanded into other states through acquisitions and de novo startups. In 1993, we were acquired by investment funds affiliated with TA Associates, Inc., or the TA Funds. We went public in 1995 and the TA Funds sold their holdings of our stock in 1997. In 1999, we were taken private in a leveraged buyout led by the TA Funds and investment funds affiliated with GTCR Golder Rauner, LLC, or the GTCR Funds. In 2000, we acquired OHS, Inc., or OHS, a dental and vision benefits company then controlled by investment funds affiliated with Nautic Partners LLC, or the Nautic Funds. We funded the OHS acquisition through senior and subordinated indebtedness plus the issuance of capital stock to new stockholders, including the Nautic Funds. The OHS acquisition expanded our dental position in Florida and resulted in our entrance into the vision benefit plan business.

In April 2006, we replaced our prior senior and subordinated indebtedness with a new senior credit facility and new lower rate subordinated debt. We simultaneously redeemed shares of our nonvoting senior preferred stock that were issued in conjunction with the 1999 leveraged buyout and had carried a 10% or 12% accruing dividend. Neither the TA Funds, the GTCR Funds nor the Nautic Funds received any proceeds from the April 2006 redemption of our old subordinated notes or nonvoting senior preferred stock.

Our principal executive offices are located at 100 Mansell Court East, Suite 400, Roswell, Georgia 30076. The telephone number of our principal executive offices is (770) 998-8936, and we maintain a website at www.compbenefits.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million, based upon an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

• approximately $      million will be used to redeem the perpetual preferred stock to be issued by us immediately prior to the completion of this offering upon the automatic conversion of our series A convertible preferred stock and series B convertible preferred stock;

• approximately $ million will be used to repay amounts owed under the term loan portion of our senior credit facility;

• approximately $ million will be used to repay amounts outstanding under the revolving portion of our senior credit facility;

• approximately $ million will be used to repay amounts owed under our outstanding senior subordinated notes; and

• the balance of the net proceeds will be used for general corporate purposes, including working capital and possible acquisitions and investments.

For further information, see “Use of Proceeds.”

Nasdaq Global Market symbol	“CBEN”

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

The number of shares of our common stock to be outstanding following this offering and after giving effect to the adjustments below, is based on 15,740,254 shares of our common stock outstanding as of October 31, 2006. This number excludes:

•	891,750 shares of common stock subject to options outstanding as of October 31, 2006 and having a weighted average exercise price of $1.62 per share;

•	1,368,030 additional shares of common stock reserved as of October 31, 2006 for future issuance under our stock based compensation plans; and

•	700,000 shares of common stock subject to warrants granted as of October 31, 2006 and having an exercise price of $0.01 per share.

Unless otherwise indicated, the share information in this prospectus is as of October 31, 2006 and has been adjusted to reflect or assumes the following:

•	a -for- reverse stock split of our common stock completed immediately prior to the closing of this offering;

•	the conversion of each outstanding share of our nonvoting common stock into one share of common stock, the automatic conversion of each outstanding share of our series A convertible preferred stock into 17.44 shares of common stock and one share of perpetual preferred stock, the automatic conversion of each outstanding share of our series B convertible preferred stock into 17.44 shares of common stock and 1.1 shares of perpetual preferred stock, and the subsequent redemption of all then outstanding shares of our perpetual preferred stock, immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ option to purchase an additional shares.

Summary Consolidated Financial Data and Other Information

The statement of income and cash flow data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The statement of income and cash flow data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The historical results presented are not necessarily indicative of results to be expected from any future period. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The following summary consolidated financial data should be read in conjunction with, and is qualified by reference to, “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands, except per share data)
Consolidated statement of income:
Revenues:
Dental premium	$207,018	$222,517	$229,499	$170,615	$179,091
Vision premium	64,520	77,155	87,147	65,068	72,523

Premium revenue	271,538	299,672	316,646	235,683	251,614
Other revenue	4,464	5,461	5,795	4,263	4,574
Investment income	752	425	1,338	910	1,697

Total revenues	276,754	305,558	323,779	240,856	257,885
Expenses:
Dental benefits	129,424	144,349	151,914	114,439	123,906
Vision benefits	37,322	46,981	52,773	39,174	44,641

Dental and vision benefits	166,746	191,330	204,687	153,613	168,547
Selling, general and administrative	77,226	81,064	81,562	59,849	62,857
Depreciation and amortization	3,844	3,368	4,229	3,252	3,000
Interest expense	13,409	13,111	13,202	9,790	14,497
Other, net	2,525	(1,057)	—	—	—

Total expenses	263,750	287,816	303,680	226,504	248,901
Income before income taxes	13,004	17,742	20,099	14,352	8,984
Income tax expense	5,957	6,544	7,415	5,329	3,503

Net income	7,047	11,198	12,684	9,023	5,481
Preferred stock accretion	5,413	5,946	6,534	4,845	2,531

Net income available to common stockholders	$1,634	$5,252	$6,150	$4,178	$2,950

Basic net income per share available to common stockholders	$0.13	$0.42	$0.49	$0.33	$0.23
Diluted net income per share available to common stockholders	$0.11	$0.34	$0.39	$0.27	$0.19
Weighted average common shares outstanding
Basic	12,417	12,458	12,518	12,505	12,618
Diluted	15,475	15,646	15,601	15,600	15,516
Additional data:
EBITDA(1)	$30,257	$34,221	$37,530	$27,394	$26,481

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006

Operating statistics:
Loss ratio — total(2)	61.4%	63.8%	64.6%	65.2%	67.0%
Loss ratio — dental(2)	62.5%	64.9%	66.2%	67.1%	69.2%
Loss ratio — vision(2)	57.8%	60.9%	60.6%	60.2%	61.6%
Selling, general and administrative expense ratio(3)	27.9%	26.5%	25.2%	24.8%	24.4%
Combined ratio(4)	88.2%	89.1%	88.4%	88.6%	89.7%

	As of December 31,			As of September 30,
	2003	2004	2005	2005	2006

Dental members(5)	2,323,000	2,377,000	2,404,000	2,389,000	2,369,000
Vision members(5)	1,999,000	2,279,000	2,314,000	2,302,000	2,432,000

Total members(5)	4,322,000	4,656,000	4,718,000	4,691,000	4,801,000

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma(6)	as Adjusted(7)
	(unaudited)
	(in thousands)

Balance sheet data:
Cash and cash equivalents	$41,525	$41,525	$
Total assets	251,297	251,297
Long-term debt (including current maturities)	184,359	184,359
Total liabilities	233,534	233,534
Series A convertible preferred stock	86,287	—
Series B convertible preferred stock	44,573	—
Perpetual preferred stock	—	130,190
Stockholders’ deficit	(113,097)	(112,429)

(1)	“EBITDA” represents income from operations before interest expense, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principals generally accepted in the United States, or U.S. GAAP. We present EBITDA because it provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our operations and our management team. For example, our management incentive plan is based in part upon our achieving minimum EBITDA targets for a given year. Our loan covenants are measured using EBITDA subject to additional adjustments for specific items. We believe that it is useful to investors to provide disclosures of our operating results on a similar basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or income taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash outlays, or future requirements, for capital expenditures;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparable measure.

A reconciliation of EBITDA to net income is set forth below:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)

Net income	$7,047	$11,198	$12,684	$9,023	$5,481
Interest expense	13,409	13,111	13,202	9,790	14,497
Income tax expense	5,957	6,544	7,415	5,329	3,503
Depreciation and amortization	3,844	3,368	4,229	3,252	3,000

EBITDA	$30,257	$34,221	$37,530	$27,394	$26,481

(2)	Loss ratio represents dental and vision benefits expense as a percentage of premium revenue.

(3)	Selling, general and administrative expense ratio represents selling, general and administrative expense as a percentage of total revenue.

(4)	Combined ratio represents dental and vision benefits expense plus selling, general and administrative expense as a percentage of total revenue.

(5)	Membership data includes subscribers and their dependents.

(6)	The “Pro Forma” balance sheet data as of September 30, 2006 reflects the conversion of each outstanding share of our nonvoting common stock into one share of common stock, the conversion of each outstanding share of our series A convertible preferred stock into 17.44 shares of common stock and one share of perpetual preferred stock and the conversion of each outstanding share of our series B convertible preferred stock into 17.44 shares of common stock and 1.1 shares of perpetual preferred stock upon the closing of this offering.

(7)	The “Pro Forma As Adjusted” balance sheet data as of September 30, 2006 reflects the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses and the use of proceeds therefrom. See “Use of Proceeds,” for more information regarding our use of the net proceeds of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and short term investments, and stockholders’ deficit by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in the prospectus, before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Relating to Our Business

If we are unable to manage dental and vision benefits expense effectively, our profitability will likely be reduced or we could cease to be profitable.

We bear the risk of dental and vision care costs in connection with our products because we are obligated to reimburse providers for services rendered, while we receive fixed premium payments from members. Therefore, our profitability depends, to a significant degree, on our ability to effectively manage our costs related to the delivery of dental and vision care services. Relatively small changes in the ratio of our dental and vision benefits expense to the premiums we receive, or loss ratio, can create significant changes in our results of operations. We design our products to manage our insurance risk. However, many factors may and often do cause actual costs to exceed what was estimated and reflected in premiums. These factors may include:

•	changes in discretionary utilization rates, including increased visits to dentists’, optometrists’ and ophthalmologists’ offices;

•	increased cost of dental and vision care services;

•	periodic renegotiation of provider contracts;

•	changes in demographic characteristics of our members;

•	changes or reductions of our utilization management functions;

•	product mix;

•	the introduction of new or costly treatments, including new technologies;

•	membership mix;

•	inflation; and

•	new government mandated benefits or other regulatory changes.

Failure to effectively manage our dental or vision benefits expense could have a material adverse effect on our profitability or prevent us from remaining profitable. For example, a hypothetical one percentage point increase in our loss ratio for 2005 would have reduced our income before income taxes for the year ended December 31, 2005 by $3.2 million.

Our results of operations could be adversely affected by understatements in our actual liabilities caused by understatements in our actuarial estimates.

We estimate the amount of our reserves for claims incurred but not reported, or IBNR claims, primarily using standard actuarial methodologies based upon historical data adjusted for payment patterns, cost trends, product mix, seasonality, membership mix and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting accruals and make adjustments, if necessary, to dental and vision benefits expense when the criteria used to determine IBNR claims change and when actual claim costs are ultimately determined. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. They are by their nature imprecise, and our dental and vision benefits expense may vary from the reported amounts. As a result of the uncertainties associated with the factors used in these assumptions, the actual amount of dental and vision benefits expense that we incur may be materially more or less than the amount originally estimated. If our estimates of IBNR claims are inadequate in the future and the actual amount of dental and vision benefits expense that we incur is greater than our estimates, our reported results of operations will be negatively impacted. Further, our inability to estimate IBNR claims accurately may also affect our ability to take timely corrective actions or otherwise establish appropriate premium pricing, further exacerbating the extent of any adverse affect on our results of operations.

Our future profitability will depend in part on accurately predicting the cost of dental and vision care services delivered to our members and charging adequate rates for our products.

We use a significant portion of our revenue to pay the costs of dental and vision care services delivered to our members. The nature of the dental and vision benefits business requires that we price and sell our products before these underlying costs are known. As a result, we rely on estimates and assumptions in setting prices. Rate adequacy is necessary to generate sufficient revenue to offset dental and vision benefits expense and to earn a profit. If we fail to assess accurately the risks that we assume, we may fail to charge adequate premium rates, which could reduce income and have a material adverse effect on our financial condition and results of operations.

In order to price accurately, we collect and analyze a substantial volume of data, develop, test and apply appropriate rating formulas, closely monitor and timely recognize changes in trends, and project both severity and frequency of dental and vision benefit claims with reasonable accuracy. We also make adjustments to our premium rates for factors such as claim payment patterns, inflation and historical developments, including claim inventory levels and claim receipt patterns. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, including, but not limited to:

•	availability of sufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties inherent in estimates and assumptions;

•	selection and implementation of appropriate rating formulas or other pricing methodologies; and

•	unanticipated court decisions, legislation or regulatory action.

These risks may result in our pricing or its implementation being based on inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies. Consequently, we could underprice risks, which would negatively affect our results of operations, or we could overprice risks, which could reduce our competitiveness. In either event, this could have a material adverse effect on our financial condition and results of operations.

If we do not design and price our products properly and competitively, or we lose employer groups or fail to attract new employer groups and gain acceptance of new product lines, our business and results of operations will be adversely affected.

We operate in a highly competitive industry. Even though dental and vision benefit plans compete on the basis of many factors, including size and depth of provider networks, we expect that price will continue to be a significant basis of competition. In addition to the challenge of controlling costs, we face competitive pressure to contain premium prices. A limitation on our ability to increase or maintain our premium levels or any decrease in our premium levels could adversely affect our business and results of operations.

A loss of profitable employer groups, an inability to increase membership in targeted markets, an inability to gain market acceptance and expected members in new product lines, or an inability to achieve expected premium increases could negatively affect our business and results of operations. Factors that could contribute to the loss of employer groups, the failure to gain new employer groups or acceptance of new product lines include:

•	the effect of premium increases or benefit changes on the retention of existing employer groups and establishing relationships with new employer groups;

•	the inability of our marketing and sales efforts to attract new employer groups or retain existing employer groups for existing products and new products;

•	our relationship with our dental or vision providers in various markets;

•	our employer groups’ assessment of our benefits, the quality of our service or products, the ease of use of our network and its stability in comparison to competing dental or vision benefit plans;

•	reductions in work force or reductions in dental or vision benefits purchased by employer groups;

•	the loss of key sales and marketing employees; and

•	our inability to effectively utilize independent agents or lobbyists.

Moreover, a loss of more profitable accounts and retention of less profitable accounts could have a material adverse effect on our business and results of operations.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. For example, we experience seasonality and volatility on a quarterly basis, driven primarily by the discretionary utilization patterns of our members. The most consistent seasonal pattern is lower claims expense in the fourth quarter due to lower discretionary utilization of dental and vision procedures during the November and December holidays. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition, our loss ratios fluctuate based on the discretionary utilization of benefits by our members, and we therefore expect quarter-to-quarter volatility in our loss ratios. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock would likely decline substantially. Additionally, failure to manage or accurately predict our future operating results could have a material adverse effect on our ability to effectively price our products and implement our growth strategies.

We may be unable to compete in the highly competitive dental and vision benefit markets.

We operate in a highly competitive environment. The competitors for our dental benefit plans are principally large insurance companies and independent dental benefits companies. We also compete with for-profit and not-for-profit health maintenance organizations, or HMOs, dental HMOs, self-funded plans, dental preferred provider organizations, or DPPOs, and discount fee-for-service dental plans. We have experienced and expect that we will continue to experience increased competition from insurance companies and HMOs entering the dental benefits market for the first time, including through acquisition. Our principal competitors for our vision benefit plans are an independent, non-profit specialist vision benefit company, retail eyewear stores and other large, for-profit vision benefit companies. Many of our competitors are more well known than us and stronger recognition of their brand may inhibit our ability to win the business of new employer groups. Many of our competitors also have substantially greater financial, marketing, management and other resources than we do.

Some large employer groups require their benefit providers to be “A rated” by respected industry groups, such as A.M. Best Company. Our current leverage ratios prevent us from being designated an A.M. Best Company “A rated” carrier and may, therefore, inhibit our ability to win the business of new employer groups, particularly of large employer groups. Many large employers want to use one specialty benefit company for all their employees. We do not have a dental network in all areas, unlike some of our principal competitors. Our lack of nationwide dental networks will inhibit our ability to win the business of new employer groups with employees nationwide.

Our failure to compete and maintain or attract members to our dental and vision benefit plans could adversely affect our results of operations. Competition may negatively impact our enrollment, financial forecasts and profitability. Competition is based on many factors, including:

•	price;

•	network size; and

•	benefits offered.

In particular, the dental and vision benefits industry has in the past been subjected to periods of intense price competition. We anticipate that similarly intense competition will occur in the future. Price competition may be especially relevant to us when we seek to market our services to governmental employers, which award contracts on a periodic basis through competitive bidding. Such competition could materially adversely affect our future results of operations.

We have substantial debt obligations that could restrict our operations and limit our ability to compete in our industry.

Upon the completion of this offering and application of the proceeds therefrom as described in “Use of Proceeds,” we will have a significant amount of outstanding indebtedness, including $      million in borrowings under our senior credit facility and $      million of senior subordinated notes. As of September 30, 2006, we had no amounts outstanding under the $15 million revolving portion of our senior credit facility, $0.5 million of which was reserved under a letter of credit. We may also incur additional indebtedness in the future. Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage compared to our competitors that are less leveraged;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	requiring us to dedicate a substantial portion of our cash flows from operations, if available, to principal and interest debt service payments thereby reducing the amount of our cash flows available for working capital, capital expenditures, acquisitions and general corporate or other purposes and limiting our ability to borrow additional funds; and

•	exposing us to greater interest rate risk since the interest rate on borrowings under our senior credit facility is variable.

If our operating cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

Restrictions and covenants in our senior credit facility, senior subordinated notes and instruments governing any additional indebtedness we may incur could limit our ability to make certain acquisitions, declare dividends, respond to changes in our industry or take other actions.

The documents governing our senior credit facility and senior subordinated notes contain, and any future indebtedness would likely contain, various restrictions and covenants, including prescribed fixed charge coverage and leverage ratios and limitations on capital expenditures and acquisitions. The terms of our existing indebtedness restrict our, and certain of our subsidiaries’, ability to:

•	incur liens;

•	incur or assume additional debt or guarantees or issue preferred stock;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments or other restricted payments;

•	make capital expenditures;

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by us or our subsidiaries; and

•	amend the terms of subordinated debt.

These restrictions may prevent us from engaging in acts that may be in our or our subsidiaries’ best long-term interests. The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities and may restrict our financial and operating flexibility. A breach of any of the restrictive covenants in our senior credit facility would result in a default under the senior credit facility. If any such default occurs, the lenders under the senior credit facility may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default under our senior subordinated debt. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

We derive a substantial portion of our revenue and profit from operations in Florida, and legislative actions, economic conditions or other factors that adversely affect those operations could materially reduce our revenue and profit.

In 2005 and the first nine months of 2006, Florida accounted for 57% and 56%, respectively, of our dental premium revenue and 78% and 75%, respectively, of our vision premium revenue. If we are unable to continue to operate effectively in Florida, or if our current operations in any portion of Florida are significantly curtailed, our revenue will decrease materially. Our concentration in Florida heightens our exposure to adverse developments in Florida and our reliance on our operations in Florida could cause our revenue and profitability to change suddenly and unexpectedly, depending on economic conditions and similar factors, including the growth rates of the dental and vision benefits markets in Florida. Our inability to continue to operate, adverse developments in the regulatory environment or a decrease in the revenue from Florida, would harm our overall operating results.

Our business may be harmed as a result of the government contracting process, which is a competitive bidding process that involves risks not present in the commercial contracting process.

In 2005 and the first nine months of 2006, revenue from government contracts accounted for 46% and 47%, respectively, of our premium revenue. We expect that a significant portion of the business that we will continue to seek in the near future will be under government contracts or subcontracts awarded through competitive bidding. For example, in 2006 we were awarded a federal contract to deliver dental benefits to active and retired government employees in twenty-three states and the District of Columbia. Competitive bidding for government contracts presents a number of risks that are not typically present in the commercial contracting process, including:

•	the need to devote substantial time and attention of management and key employees to the preparation of benefit plan bids and proposals for contracts that may not be awarded to us; and

•	the expenses that we might incur and the delays that we might suffer if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such government contracts require annual funding decisions by the government. The failure, protest or challenge could result in the resubmission of bids based on modified specifications, or in termination, reduction or modification of the awarded contract.

If we are unable to consistently win new government contract awards for dental or vision benefit plans over an extended period, or if we fail to anticipate all of the costs and resources that will be required to secure such contract awards, our growth strategy and our business, financial condition, and operating results could be materially adversely affected.

Our relationships with employer groups are generally terminable upon 60 or 90 days’ prior notice.

Our relationships with employer groups are generally terminable by either party on short-term notice, often less than 90 days. As a result, these employer groups are not obligated to keep us as their dental or vision benefit company and may cancel their arrangements with us without penalty. Identifying and qualifying new or alternative employer groups can be a lengthy and difficult process, and we may not be able to enter into dental or vision benefits arrangements with additional employer groups on favorable terms, or at all. If a significant amount of our employer group arrangements are terminated around the same time, we could experience a decline in membership which could have an adverse effect on our revenue and results of operations. Under the terms of most of our existing arrangements with employer groups and associations, employees and members thereof are not required to purchase services from us but do so on a discretionary basis. Accordingly, there can be no assurance that existing employer groups and associations or their employees and members will continue to use our services at historical levels, or at all.

A small number of employer groups have accounted for a significant portion of our revenue, and the loss of any of these employer groups will adversely affect our revenue.

A small number of employer groups have accounted for a significant portion of our revenue. For the year ended December 31, 2005 and the nine months ended September 30, 2006, our ten largest employer groups accounted for 24.9% and 25.8% of our revenue, respectively. We expect that we will continue to depend on a small number of employer groups to account for a significant percentage of our revenue for the foreseeable future. These employer groups, including our most significant employer groups, are not obligated by contract to offer our benefit plans to their employees, and may terminate their arrangements with us with little regard for potential liabilities. If any of our large employer groups reduces or cancels its arrangements with us for any reason and we fail to find alternative employer groups or we fail to develop or maintain our relationships with these employer groups, there could be an adverse effect on our revenue and results of operations.

The dental and vision providers in our networks may choose to terminate their relationship with us.

Our business is dependent upon the recruitment and retention of a large network of quality general and specialty-qualified dentists and optometrists and ophthalmologists in each of our markets. Our relationships with our providers are terminable by either party upon advance written notice, typically 60 to 90 days. Our contracts with these providers do not require them to provide services exclusively to members of our benefit plans. While we have been successful in recruiting and retaining dental and vision providers, no assurance can be given that we will be able to continue to do so on terms similar to our current arrangements. If a significant number of our dental or vision providers were to terminate their relationships with us, service members of competing plans in greater numbers while decreasing the number of our members they service, or otherwise become unable or unwilling to continue their association with us, our business, financial condition and results of operations would be materially adversely affected.

If we fail to maintain satisfactory relationships with our dental and vision providers, our business could be adversely affected.

We contract with dentists, optometrists and ophthalmologists to deliver dental and vision care to our members. Our product designs encourage or require our members to use these contracted providers. Our business is substantially dependent on our ability to contract with these providers on favorable terms.

In any particular market, providers could refuse to contract with us, demand higher payments, or take other actions that could result in higher costs for us, less desirable products for members or difficulty meeting regulatory or accreditation requirements. If these providers refuse to contract with us, use their market position to negotiate higher levels of reimbursement or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be adversely affected.

In some situations, we enter into capitation arrangements with providers for a fixed, per-member-per-month fee under which providers are paid an amount to provide services to our members. The inability of providers to properly manage costs under these capitation arrangements can result in the financial instability of these providers and the termination of their relationship with us.

There can be no assurance that we will be able to continue to renew any contracts we have with existing providers or enter into new contracts enabling us to service our members profitably. In addition, we will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our providers, we may be unable to enter into agreements or arrangements with providers in new markets on a timely basis or on favorable terms, if at all. If we are unable to retain our current provider contracts or enter into new provider contracts in a timely manner or on favorable terms, our profitability will be harmed.

We depend on independent agents to market our products and these agents market other competitive products.

We depend to a substantial degree on the activities of a large number of independent agents in connection with the marketing of our dental and vision benefit plans. In particular, we utilize independent agents to sell our benefit plans to small and mid-size employers as well as individuals. As of September 30, 2006, we were paying commissions to independent agents on 64% of our revenue. These agents typically do not market our dental and vision benefit plans on an exclusive basis. Accordingly, there can be no assurance that they will continue to market our benefit plans as vigorously as they presently do compared to their marketing of competitors’ benefit plans or at all. The loss of qualified agents to market our dental or vision benefit plans, particularly if such agents work with our competitors, could have a material adverse effect on our business, financial condition and results of operations.

In recent years, the attorneys general of many states have conducted investigations into the sales and marketing practices of agents. We may be liable to the extent that an independent agent engages in illegal sales and marketing activities while selling our dental and vision benefit plans, and any such activities by these agents may invite the attention of government agencies or prosecutors.

We endeavor to oversee the activities of the independent agents that market our dental and vision benefit plans and they are contractually prohibited from engaging in illegal practices. However, we cannot control their conduct. There can be no assurance that we will not incur liability or become subject to regulatory sanctions or action as a result of the actions of such agents.

We may be held liable for the regulatory violations of our lobbyists.

We engage lobbyists to assist us in influencing legislation and understanding target markets, building relationships with commercial or governmental customers, and influencing the purchasing decisions of key decision makers in state and local governments. Although we endeavor to oversee the activities of our lobbyists, we cannot control their conduct or ensure that they will act in a manner consistent with applicable state and federal laws or regulations or any restrictions contained in our contractual obligations. The services performed by these individuals may require registration or licensure with regulatory bodies, by such lobbyists, by us or by both, reporting of certain expenditures, and proper maintenance of books and records. There can be no assurance that we will not incur liability or become subject to regulatory sanctions or action as a result of the actions of these individuals, or their failure to comply with applicable state and federal laws or regulations.

We are subject to extensive government regulation, and any violation of the laws and regulations applicable to us could reduce our revenue and profitability and otherwise adversely affect our operating results.

Our business is extensively regulated by the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude in interpreting, applying and enforcing them. These laws and regulations regulate how we do business, what services we offer, and how we interact with our members, providers and the public. We are subject, on an ongoing basis, to various governmental reviews, audits and investigations to verify our compliance with applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	the imposition of civil or criminal penalties, fines or other sanctions on us;

•	damage to our reputation in various markets;

•	restrictions on our ability to market and sell our products;

•	a loss of one or more of our licenses to act as an insurer or limited service health maintenance organization or to otherwise provide a service; and

•	an inability to obtain approval for future geographic expansion, products and acquisitions.

Healthcare laws and regulations are subject to frequent change and varying interpretations. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could adversely affect our business by, among other things:

•	imposing additional license, registration, or capital reserve requirements;

•	increasing our administrative and other costs;

•	limiting our ability to engage in transactions with our affiliates and subsidiaries;

•	changing the accounting methods used by our regulated entities;

•	forcing us to restructure our relationships with providers; or

•	requiring us to implement additional or different programs and systems.

We may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in the states in which we operate or in new states we intend to enter, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies, which could result in restrictions on our operating flexibility and could subject us to fines and other sanctions that could have a material adverse effect on our business.

Although we endeavor to follow practices based on our best interpretations of laws and regulations, or those generally followed by the industry, these practices may prove to be different from those that the regulatory authorities require. Any violations of the laws and regulations applicable to us could expose us to liability, reduce our revenue and profitability, or otherwise adversely affect our operations and operating results.

We are required to comply with laws governing the transmission, security and privacy of health information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties.

Regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require us to comply with standards regarding the exchange of health information within our company and with third parties, including healthcare providers, business associates and our members. These regulations include standards for common healthcare transactions, including claims information, plan eligibility, and payment information, unique identifiers for providers and employers, security, privacy and enforcement. In general, state laws that are contrary to HIPAA are preempted by the federal HIPAA regulations. HIPAA does provide, however, that state law will not be preempted by HIPAA under certain circumstances. For example, state laws that impose stricter privacy standards than HIPAA are not preempted by HIPAA.

We attempt to conduct our operations to comply with all applicable HIPAA requirements. Given the complexity of the HIPAA regulations, the possibility that the regulations may change, and the fact that the regulations are subject to changing and, at times, conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain. Furthermore, a state’s ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance more difficult. To the extent that we submit electronic claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA, payments to us may be delayed or denied. Additionally, the costs of complying with any changes to the HIPAA regulations may have a negative impact on our results of operations. Sanctions for failing to comply with the HIPAA health information provisions include criminal penalties and civil sanctions, including significant monetary penalties. In addition, our failure to comply with state health information laws that may be more restrictive than the regulations issued under HIPAA could result in additional penalties.

Another area currently receiving increased focus is the time in which various laws require the payment of health care claims. Many states already have legislation in place covering payment of claims within a specific number of days. However, due to provider groups advocating for laws or regulations establishing even stricter standards, procedures and penalties, we expect additional regulatory scrutiny and supplemental legislation with respect to claims payment practices. The provider-sponsored bills are characterized by stiff penalties for late payment, including high interest rates payable to providers and costly fines levied by state insurance departments and attorneys general. This legislation and possible future regulation and oversight could expose us to additional liability and penalties.

The Department of Labor adopted a new regulation for health plans’ compliance with claims and appeals review procedures under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, effective January 1, 2003. The claims procedure regulation applies to all employee benefit and appeals plans governed by ERISA, whether benefits are provided through insurance products or are self-funded. As a result, the new claims and appeals review regulation impacts nearly all employer and union-sponsored health and disability plans, except church and government plans. Similar to legislation passed by many states, the new ERISA claims and appeals procedures impose shorter and more detailed procedures for processing and reviewing claims and appeals. According to the Department of Labor, however, this ERISA claims and appeals regulation does not preempt state insurance and utilization review laws that impose different procedures or time lines, unless complying with the state law would make compliance with the new ERISA regulation impossible. Unlike their state counterparts, the ERISA claims and appeals rules do not provide for independent external review to decide disputed medical questions. Instead, the federal regulation will generally make it easier for claimants to avoid state-mandated internal and external review processes and to file suit in federal court. These new federal regulations and our failure to comply with such regulations could have a material adverse effect on our ability to offer our plans and on our financial condition and results of operations.

If we are required to maintain higher statutory capital levels for our existing operations or if we are subject to additional capital reserve requirements as we pursue new business opportunities, our cash flows and liquidity may be adversely affected.

Our dental and vision benefit plans are operated through subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, or net worth, as defined by each state. One or more of these states may raise the statutory capital level from time to time. Other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be, although are not necessarily, higher than existing statutory capital requirements. Regardless of whether the states in which we operate adopt risk-based capital requirements, the state departments of insurance can require our subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our members. Any increases in these requirements could materially increase our reserve requirements. In addition, as we continue to expand our benefit plan offerings in new states or pursue new business opportunities, we may be required to maintain additional statutory capital reserves. In either case, our available funds could be materially reduced, which could harm our ability to implement our business strategy, by, among other things, limiting our ability to meet our obligations and grow our operations. Also, failure to maintain compliance with these capital requirements could limit the ability of our regulated subsidiaries to conduct our business.

If state regulators do not approve payments of dividends and other distributions, our business and growth strategy could be materially impaired or we could be required to incur additional indebtedness to fund these strategies.

Our subsidiaries which operate our dental and vision benefit plans are subject to laws and regulations that limit the amount of dividends and distributions they can pay to us. We provide certain administrative and management services to our operating subsidiaries and receive fees in return for these services. These laws and regulations also limit the amount of management fees our dental and vision plan subsidiaries may pay to affiliates, including our management subsidiary. The pre-approval and notice requirements vary from state to state with some states, such as Texas, generally allowing, subject to advance notice requirements, dividends to be declared, provided we meet or exceed the applicable deposit, net worth, and risk-based capital requirements. The discretion of the state regulators, if any, in approving or disapproving a dividend, a change in previously approved management fees or other distributions is not always clearly defined. Our operating subsidiaries that declare non-extraordinary dividends must usually provide notice to the regulators in advance of the intended distribution date. If the regulators were to deny or significantly restrict our dental and vision subsidiaries’ requests to pay dividends to us or to pay management and other fees, the funds available to us would be limited, which could render us unable to service our existing debt, or impair our ability to implement our business and growth strategy or require us to incur additional indebtedness or issue additional equity to fund these strategies. For further information regarding distributions from our plans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

If key members of our management team do not remain with us in the future, our business, operating results and financial condition could be adversely affected.

We are currently dependent to a significant degree upon the ability and experience of our senior executives, President and Chief Executive Officer Kirk E. Rothrock, who joined us in September 2003, Executive Vice President and General Counsel Bruce A. Mitchell, who served as outside counsel to us beginning in 1982 before joining us in 1996, and Executive Vice President and Chief Financial Officer George Dunaway, who joined us in April 2003. We currently have employment agreements with these executives that contain non-competition restrictions following termination of employment. The loss of any of these senior executives could adversely affect our ability to conduct our operations and implement our growth strategy. Mr. Rothrock currently resides in Philadelphia, Pennsylvania and travels to our corporate headquarters in Atlanta, Georgia on a weekly basis. There can be no assurance that we will be able to replace any of our senior executives with persons of comparable experience and ability, and it may take an extended period of time to replace them because a limited number of individuals in the specialty benefits industry have the breadth and depth of skills and experience of our senior executives. We do not currently maintain key-man life insurance on any of our executive officers.

In addition, our success depends in part on our ability to attract and retain other key personnel. Competition for these personnel is intense, and we may not be able to attract and retain a sufficient number of qualified personnel in the future.

Potential future acquisitions could be difficult to find and integrate, divert the attention of key personnel, dilute stockholder value and adversely affect our financial results, and failure to successfully complete any acquisitions may impede our growth strategy and any expansion into new service areas could prove to be unsuccessful.

Opportunistic acquisitions of other vision and dental benefit plans are an element of our growth strategy. We may be unable to identify and complete appropriate acquisitions in a timely manner and in accordance with our or our investors’ expectations for future growth. Some of our competitors have greater financial resources than we have and may be willing to pay more for other dental or vision benefit plans. In some cases, the price we pay for, or other resources that we devote to, an acquisition may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity. In addition, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions, which may require a public hearing, regardless of whether we already operate a benefit plan in the state in which the business to be acquired is located. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. Moreover, some sellers may insist on selling assets that we may not want, including other specialty benefit plans, or transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the necessary financing for these acquisitions on terms favorable to us, or at all.

To the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. This may include the integration of:

•	additional employees who are not familiar with our operations;

•	new provider networks, which may operate on terms different from our existing networks;

•	additional members, who may decide to transfer to other dental or vision providers or benefit plans;

•	disparate information technology, claims processing, and record keeping systems; and

•	accounting policies, including those that require a high degree of judgment or complex estimation processes, including revenue recognition, estimates of IBNR claims, accounting for goodwill, intangible assets, stock-based compensation, and income tax matters.

For all of the above reasons, we may not be able to complete successful acquisitions. Furthermore, in the event of an acquisition or investment, we may issue equity securities that would dilute existing stock ownership, incur debt that would restrict our cash flow, assume liabilities, incur large and immediate write-offs, incur unanticipated costs, divert management’s attention from our existing business, experience risks associated with entering markets in which we have no or limited prior experience, or lose key employees or customers of the acquired entities.

Additionally, we are likely to incur additional costs if we enter new service areas or states where we do not currently operate, which may limit our ability to expand to, or further expand in, other areas. Our rate of expansion into new geographic areas may also be limited by:

•	the time and costs associated with obtaining the relevant regulatory licenses to operate in the new area or expanding our licensed service area, as the case may be;

•	our inability to develop a network of dental or vision providers that meets our requirements;

•	competition, which could increase the costs of recruiting members, reduce the pool of available members, or increase the cost of attracting and maintaining our providers;

•	the cost of providing benefit services in those areas; and

•	demographics and population density.

We are subject to litigation in the ordinary course of business that may result in material liabilities to us, including liabilities for which we may not be insured.

We are a party from time to time to a variety of legal actions that affect our business, including employment and employment discrimination-related suits, employee benefit claims, breach of contract actions and tort claims.

Because of the nature of our business, we are also subject to a variety of legal actions relating to our business operations, including the design, management and offering of our dental and vision benefit plans. These have included or could include in the future claims relating to:

•	the denial of benefits and/or care;

•	medical malpractice actions;

•	negligent credentialing of network providers;

•	allegations of anti-competitive and unfair business activities;

•	provider disputes over compensation and termination of provider contracts;

•	the failure to disclose some business practices; and

•	disputes with independent agents.

In some cases, substantial non-economic or punitive damages as well as treble damages under the federal False Claims Act, Racketeer Influenced and Corrupt Organizations Act and other statutes may be sought. In addition, some types of damages, like punitive damages, may not be covered by insurance, particularly in those jurisdictions in which coverage of punitive damages is prohibited. Insurance coverage for all or some forms of liability may become unavailable or prohibitively expensive in the future. We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we cannot assure you that we will not incur substantial expense in defending future lawsuits or indemnifying third parties with respect to the results of such litigation.

The loss of even one such claim, if it results in a significant damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms. While we currently have insurance coverage for some of these potential liabilities, any such liabilities may not be covered by insurance, as our insurers may dispute coverage or may be unable to meet their obligations, or the amount of our insurance coverage and/or related reserves may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

In addition, we are from time to time involved in litigations, governmental investigations, audits, reviews and administrative proceedings related to our operations. These investigations, audits and reviews include routine and special investigations by various state insurance departments, state attorneys general and other enforcement agencies. These litigations, governmental investigations, audits, reviews and administrative proceedings could result in the imposition of civil or criminal fines, penalties and other sanctions, which could have a material adverse effect on our consolidated results of operations or financial position.

The inability or failure to properly maintain effective and secure management information systems, successfully update or expand processing capability, or develop new systems capabilities to meet our business needs could result in operational disruptions and other adverse consequences.

Our business depends significantly on effective and secure information systems. The information gathered and processed by our management information systems assists us in, among other things, marketing and sales tracking, underwriting, billing, claims processing, dental and vision care cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support on-line customer service functions, provider and member administrative functions, the tracking and analyses of dental and vision expense and the generation of outcome data. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and handle our expansion and growth. Any inability or failure to properly maintain management information systems, successfully update or expand processing capability or develop new systems capabilities to meet our business needs in a timely manner, could result in operational disruptions, loss of existing members, difficulty in attracting new members or in implementing our growth strategies, disputes with members and providers, regulatory problems, increases in administrative expense, loss of our ability to produce timely and accurate reports and other adverse consequences. To the extent a failure in maintaining effective information systems occurs, we may need to contract for these services with third-party management companies, which may be on less favorable terms to us and may significantly disrupt our operations.

Furthermore, our business requires the secure transmission of confidential information over public networks. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations and profitability would be adversely affected by cancellation of contracts, loss of members and potential criminal and civil sanctions if they are not prevented.

Our failure to maintain, and update as we grow, our information systems could prevent us from executing some of our growth strategies, including cross-selling our dental and vision benefit plans, and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to implement effective internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the price of our common stock.

Following the offering, we will be required to implement financial, internal, and management control systems to meet our obligations as a public company, including obligations imposed by the Sarbanes-Oxley Act of 2002. We are working with our independent legal, accounting, and financial advisors to identify those areas in which changes should be made to our financial and management control systems. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. Consistent with the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission, management’s assessment of our internal controls over financial reporting and the audit opinion of the Company’s independent registered accounting firm as to the effectiveness of our controls will be first required as soon as the Company’s filing of its Annual Report on Form 10-K for the year ending December 31, 2007. If we are unable to timely identify, implement, and conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to conclude that our internal controls over financial reporting are effective, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Our assessment of our internal controls over financial reporting may also uncover weaknesses or other issues with these controls that could also result in adverse investor reaction. Any weakness we discover may subject us to adverse regulatory consequences.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and expense to various compliance issues.

After we become a publicly-traded company, we will incur substantial additional legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, along with rules promulgated by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market, where our stock will trade, have imposed significant new requirements on public companies, including many changes involving corporate governance. Management and other company personnel will be required to devote a substantial amount of time to ensuring our compliance with these regulations. Accordingly, our legal and accounting expenses will significantly increase, and certain corporate actions will become more time-consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of our board of directors and various corporate committees, and obtaining director and officer liability insurance will be more expensive.

Risks Related to the Common Stock, this Offering and Our Capital Structure

We cannot assure you that a market will develop for our common stock, and our share price may be volatile. As a result, you may be unable to resell your shares at or above the initial public offering price, or at all.

Prior to this offering there has been no public market for our common stock. Although we have applied to have our common stock quoted on the Nasdaq Global Market, we cannot predict the extent to which investor interest will lead to the development of an active, liquid trading market in our common stock or whether that market will be sustained. Also, you may not be able to sell your shares of common stock quickly or at the market price. The initial public offering price for our common stock will be determined by negotiations among the representatives of the underwriters and us, and may not reflect the market price for shares of our common stock after this offering.

Prices for the shares of our common stock after this offering will be determined in the market and may be influenced by many factors, including:

•	the gain or loss of significant employer groups or markets;

•	expectations regarding increases or decreases in dental and vision claims and costs;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the specialty benefits, healthcare and insurance industries or our provider networks;

•	the success of our operating or growth strategies;

•	the operating and stock price performance of other comparable companies;

•	changes in expectations of our future growth, financial performance or changes in financial estimates, if any, of public market analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	changes in accounting principles;

•	the loss of any of our key management personnel;

•	the depth and liquidity of the market for our common stock;

•	investor perception of our business; and

•	general economic and market conditions.

In the event an active trading market does not develop for our common stock or if price fluctuations cause our common stock price to decline, you may be unable to resell your shares at or above the initial price to the public or at all.

In addition, the stock market in general, and the Nasdaq Global Market in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely harm our business and results of operations.

If securities or industry analysts do not publish research reports about our business, or if they change their recommendations regarding our common stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced, in part, by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that we do obtain analyst coverage and if one or more of these analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that equity research organizations will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

Future sales of our shares of common stock, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon completion of this offering, we will have outstanding           shares of common stock (or           shares if the underwriters exercise their option to purchase an additional           shares in full). Sales of substantial amounts of our common stock in the public market after the consummation of this offering, or the perception that such sales may occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital in the future through offerings of our common stock.

The           shares of common stock being sold in this offering (or           shares if the underwriters exercise their option to purchase an additional           shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act.

We, our directors and executive officers and holders of substantially all of our outstanding shares of common stock prior to this offering have agreed with the underwriters not to sell, dispose of, or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, unless extended in certain specified circumstances. In addition, Goldman, Sachs & Co. and Banc of America Securities LLC together may consent to the release of some or all of these shares that are subject to lock-up agreements for sale prior to the expiration of the applicable lock-up agreement. Immediately after the expiration of the 180-day lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements, or may be registered for sale pursuant to the registration rights described below.

Based on shares outstanding as of October 31, 2006, a total of           shares of common stock may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. In addition, after the expiration of the lock-up period, we will not be contractually prohibited from issuing and selling additional shares of our common stock. See “Shares Eligible for Future Sale” and “Underwriting” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In addition, after this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to           shares of our common stock for issuance under our 1999 Stock Option Plan and 2007 Stock Option and Incentive Plan. As awards under these plans vest or are exercised, subject to certain limitations, these shares will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates. Upon completion of this offering, options to purchase           shares of our common stock will be outstanding (of which options to acquire           shares of common stock will be vested upon completion of this offering) and warrants to purchase 700,000 shares of our common stock will be outstanding (all of which are vested).

After this offering, substantially all of the holders of our common stock prior to the offering will have rights, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares or that we include their shares in a registration statement that we file on our behalf or on behalf of other stockholders. If such demand rights are exercised pursuant to the terms and conditions of the registration rights agreement and we are required to file an additional registration statement, we will incur significant expenses in connection with the filing of such registration statement. Additionally, the filing of an additional registration statement at the request of the stockholders may divert the attention of our senior management from our business operations. See “Description of Capital Stock — Registration Rights.”

As a new investor, you will immediately experience substantial dilution as a result of this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock after this offering based on the historical pro forma net book value per share as of September 30, 2006. Based on an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, and our pro forma net tangible book value as of September 30, 2006, if you purchase shares of our common stock in this offering you will pay more for your shares than existing stockholders paid for their shares and you will suffer immediate dilution of approximately $      per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

As of October 31, 2006, there were outstanding vested options to purchase 580,350 shares of our common stock at a weighted average exercise price of $1.44 per share. In addition, as of October 31, 2006, there were outstanding warrants, all of which were vested, to purchase 700,000 shares of our common stock at an exercise price of $0.01 per share. From time to time, we may issue additional options, warrants or other equity securities. If the underwriters exercise their option to purchase additional shares, if outstanding options or warrants to purchase our common stock are exercised, or if we issue additional equity securities to raise funds, you will experience additional dilution.

Certain of our principal stockholders will receive a material benefit from the completion of this offering, resulting in a decrease in the net proceeds available to us for working capital and other general corporate uses, such as acquisitions.

The TA Funds, the GTCR Funds and the Nautic Funds, each hold a significant amount of our common stock and preferred stock. Upon completion of this offering each outstanding share of our series A convertible preferred stock will convert into 17.44 shares of common stock and one share of perpetual preferred stock and each outstanding share of our series B convertible preferred stock will convert into 17.44 shares of common stock and 1.1 shares of perpetual preferred stock. In accordance with our certificate of incorporation, we will use     % of the estimated net proceeds from this offering to immediately redeem all of the then outstanding shares of our perpetual preferred stock, including $36.9 million, $29.5 million and $19.0 million worth of perpetual preferred stock issued to the TA Funds, the GTCR Funds and the Nautic Funds, respectively. See “Certain Relationships and Related Transactions” and “Use of Proceeds.” As a result of these payments, the net proceeds of the offering that are available to us to repay our existing indebtedness and for working capital and other general corporate uses, such as acquisitions, will be decreased.

Our directors and certain significant stockholders will exercise significant control over CompBenefits.

After this offering, our directors, and significant stockholders, including the TA Funds, the GTCR Funds, the Nautic Funds and investment funds affiliated with Wolverine Investments Pte. Ltd, or Wolverine Investments, will collectively control approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase an additional           shares in full. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of CompBenefits and might affect the market price of our common stock.

We may require additional capital in the future, which may not be available to us. Issuances of our equity securities to provide this capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of expansion opportunities;

•	acquire complementary businesses;

•	develop new services and products; or

•	respond to competitive pressures.

Any additional capital raised through the issuance of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

Provisions in our certificate of incorporation, by-laws and senior subordinated notes may deter third parties from acquiring us.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of CompBenefits more difficult without the approval of our board of directors, including the following:

•	our board of directors is divided into three classes serving staggered three-year terms;

•	only our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	stockholder approval of amendments of our certificate of incorporation or by-laws require a vote of 75% of our outstanding shares;

•	vacancies on the board of directors may be filled only by the directors;

•	our directors may be removed only for cause by the affirmative vote of the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

•	we require advance notice for stockholder proposals.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire. In addition, our $36 million outstanding senior subordinated notes, plus accrued interest and, if applicable, prepayment penalties, will become immediately due upon any one person or “group,” as defined in Rule 13d-5 under the Securities Exchange Act of 1934, obtaining 30% or more of our outstanding common stock. The anti-takeover defenses in our certificate of incorporation and by-laws, and the acceleration provisions of our senior subordinated notes, could discourage, delay or prevent a transaction involving a change in control of CompBenefits.

The required prior approvals of certain share acquisitions and the anti-takeover effect of regulatory and charter provisions may have the effect of preventing or delaying a change of control.

In general, the insurance codes of the states in which we operate require a person seeking to acquire control, directly or indirectly, of a regulated entity to file an application for change of control, commonly known as a “Form A,” with the relevant insurance regulatory authority. The Form A contains information regarding the identity and background of the acquiror and its affiliates, the source and amount of funds to be used to effect the acquisition and other matters. For purposes of many of these statutes and regulations, a person that owns or controls, directly or indirectly, 10% or more of the outstanding voting securities of any other person is generally presumed to “control” that other person. However, at least one state in which we currently do business requires Form A filings at a 5% level of ownership. Regulatory authorities in the states in which we now, or may in the future, conduct our business could establish Form A filing thresholds at levels below 5% or 10% or determine that “control” exists if a person owns or controls voting securities at lower levels. Accordingly, any purchase of common stock that would result in the purchaser having beneficial ownership of common stock equal to or in excess of the specified threshold level, including through purchases in the open market, must obtain prior approval from all applicable regulatory authorities. This prior approval requirement could also apply to the acquisition of proxies and, therefore, could delay or prevent a stockholder from acquiring proxies in a proxy contest. No assurance can be given that we would not seek to invoke these laws and regulations in a proxy contest, tender offer or merger situation. Failure to comply with change of control provisions under applicable state insurance codes by an investor acquiring our common stock could result in a material adverse effect on the investor, including the possible entry of a divestiture order, and could also possibly result in adverse regulatory action against us. Prospective and current stockholders are solely responsible for compliance with Form A and similar filing and approval requirements and we assume no obligation in respect of these matters.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder absent prior approval of our board of directors. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

FORWARD LOOKING STATEMENTS AND PROJECTIONS

This prospectus contains forward looking statements. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward looking statements.

The forward looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS

We will receive net proceeds of approximately $      million from the sale of           shares of common stock at the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting commissions and discounts of $      million and estimated expenses of $      million. If the underwriters exercise their option to purchase additional shares in full, then the net proceeds will be approximately $      million.

We intend to use the net proceeds from this offering for the following:

•	approximately $ million will be used to redeem the perpetual preferred stock issued immediately prior to the completion of this offering upon the automatic conversion of our series A convertible preferred stock and series B convertible preferred stock;

•	approximately $ million will be used to repay amounts owed under the term loan portion of our senior credit facility;

•	approximately $ million will be used to repay amounts outstanding under the revolving portion of our senior credit facility;

•	approximately $ million will be used to repay amounts owed under our outstanding senior subordinated notes; and

•	the balance of the net proceeds will be used for general corporate purposes, including working capital and possible acquisitions and investments.

Upon the completion of this offering and the use of proceeds therefrom as described above, $      million will remain outstanding under our term loan, and approximately $      million will remain outstanding under the revolving portion of our senior credit facility. Amounts repaid under the revolving portion of our senior credit facility may be reborrowed.

The amounts described above reflect our estimate of the use of our net proceeds from this offering, based on our current plans. Management will have significant flexibility in applying the net proceeds from this offering. Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing investment-grade securities.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

In April 2006, we entered into a new senior credit facility comprised of a $15 million revolving credit facility and $150 million term loan with a syndicate of lenders. We also issued $36 million of new senior subordinated notes. Of these borrowings, $101.6 million was used to repay, in full, and terminate our existing credit facility, $25.1 million was used to retire all of our existing senior subordinated notes, $57.3 million was used to pay all of the outstanding accumulated dividends upon, and then redeem, all of our outstanding senior preferred stock, and the remaining $2.0 million was used for working capital and general corporate purposes. Borrowings under our senior credit facility bear interest at a floating rate equal to the prime rate plus up to 2.0% or the London Interbank Offered Rate, or LIBOR, plus up to 3.0%, based upon our leverage ratio. The term loan matures on April 12, 2012 and requires quarterly payments of 0.625% of the initial principal amount for the first two years, with the quarterly payments doubling in years three, four, and five and with the remaining balance paid off in equal quarterly installments in year six. As of September 30, 2006, we had no amounts outstanding under the revolving portion of our senior credit facility and $0.5 million was reserved under a letter of credit. Any borrowings outstanding under the revolving portion of our senior credit facility are payable on its termination date, April 13, 2011. The senior subordinated notes pay a fixed interest rate of 11.75% and are payable in full on their maturity date, April 12, 2016. On September 30, 2006, the weighted average interest rate of our senior credit facility and senior subordinated notes was 9.11%. The senior credit facility and senior subordinated notes are secured by the capital stock of each of our subsidiaries and by substantially all of the assets of our unregulated subsidiaries and guaranteed by all of our unregulated subsidiaries.

DIVIDEND POLICY

Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Our loan agreement relating to our senior credit facility imposes restrictions on our ability to declare and pay dividends. While we intend to repay a portion of the amounts owed under the senior credit facility with the proceeds from this offering, we intend to maintain our ability to borrow under the senior credit facility and will therefore remain subject to these limitations on our ability to declare and pay dividends. Moreover, many of the states in which we operate require us to have minimum amounts of risk-based capital or to maintain minimum levels of statutory capital or net worth in our regulated subsidiaries. See “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” These regulations will require us to keep cash, cash equivalents and short-term investments in our operating subsidiaries thereby reducing the funds available for distribution to our stockholders as dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our nonvoting common stock, series A convertible preferred stock and series B convertible preferred stock upon the closing of this offering; and

•	on pro forma as adjusted basis to give effect to (1) the sale by us of shares of common stock at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, (2) the use of $ million of the estimated net proceeds to redeem the perpetual preferred stock issued upon the conversion of our series A convertible preferred stock and series B convertible preferred stock, and (3) the use of $ million of the estimated net proceeds to repay a portion of our outstanding indebtedness. See “Use of Proceeds,” for more information regarding our use of the net proceeds of this offering.

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands, except share and per share data)

Cash and cash equivalents	$41,525	$41,525	$

Long-term debt (including current maturities)	$184,359	$184,359	$
Series A convertible preferred stock, par value $0.01 per share, 100,000 shares authorized; 86,002 shares issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	86,287	—
Series B convertible preferred stock, par value $0.01 per share, 41,000 shares authorized; 40,170 shares issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	44,573	—
Perpetual preferred stock, par value $0.01 per share, 150,000 shares authorized; no shares issued and outstanding, actual; 130,190 shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	—	130,190
Common stock, par value $0.01 per share, 17,250,000 shares authorized; 9,711,755 shares issued and outstanding, actual; 15,740,254 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	97	157
Convertible nonvoting common stock, par value $0.01 per share, 5,250,000 shares authorized; 3,828,036 shares issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	39	—
Additional paid-in capital	6,358	7,471
Accumulated deficit	(119,591)	(120,057)

Stockholders’ deficit	$(113,097)	$(112,429)	$

DILUTION

Our pro forma net tangible book value as of September 30, 2006 was $      million, or $      per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, as of September 30, 2006, after giving effect to the conversion of all of our nonvoting common stock, series A convertible preferred stock and series B convertible preferred stock into shares of our common stock upon the closing of this offering.

After giving effect to this offering and the receipt of $      million of net proceeds from this offering, based on an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, the pro forma net tangible book value of our common stock as of September 30, 2006, would have been $      million, or $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to the existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to purchasers of common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock. The new investors will have paid $      per share even though the per share value of our assets after subtracting our liabilities is only $     . In addition, the total consideration from new investors will be $      million, which is  % of the total of $      million paid for all shares of common stock outstanding, but new investors will own only  % of our outstanding shares of common stock. The following table illustrates such dilution:

Initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2006	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

If the underwriters exercise their option to purchase an additional           shares in full, the pro forma net tangible book value per share after the offering would have been $      million, or $      per share. This amount represents an immediate increase in net tangible book value of $      per share to the existing stockholders and an immediate dilution in net tangible book value of $      per share to purchasers of common stock in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, would (decrease) increase our pro forma net tangible book value (deficit) by $     , the pro forma net tangible book value (deficit) per share after this offering by $      per share and the dilution per share to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of September 30, 2006, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share

Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100.0%		$	100.0%

The above discussion and table assume no exercise of stock options or warrants after September 30, 2006. As of September 30, 2006, we had outstanding options to purchase a total of 891,750 shares of common stock at a weighted average exercise price of $1.62 per share and warrants to purchase a total of 700,000 shares at an exercise price of $0.01 per share. If all such options and warrants had been exercised as of September 30, 2006, pro forma net tangible book value per share would have been $      and dilution to new investors would have been $      per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $     , $      and $     , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and other expenses of this offering.

SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

The statement of income and cash flow data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The statement of income and cash flow data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements and related notes not included in this prospectus. The statement of income and cash flow data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The historical results presented are not necessarily indicative of results to be expected from any future period. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The following summary consolidated financial data should be read in conjunction with, and is qualified by reference to, “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

						Nine Months
	Year Ended December 31,					Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands, except per share data)

Consolidated statement of income:
Revenues:
Dental premium	$229,672	$218,893	$207,018	$222,517	$229,499	$170,615	$179,091
Vision premium	59,322	59,066	64,520	77,155	87,147	65,068	72,523

Premium revenue	288,994	277,959	271,538	299,672	316,646	235,683	251,614
Other revenue	7,869	5,514	4,464	5,461	5,795	4,263	4,574
Investment income	978	980	752	425	1,338	910	1,697
Affiliated practice revenue(1)	40,576	8,236	—	—	—	—	—

Total revenues	338,417	292,689	276,754	305,558	323,779	240,856	257,885
Expenses:
Dental benefits	143,422	140,351	129,424	144,349	151,914	114,439	123,906
Vision benefits	33,390	35,589	37,322	46,981	52,773	39,174	44,641

Dental and vision benefits	176,812	175,940	166,746	191,330	204,687	153,613	168,547
Selling, general and administrative	83,399	76,986	77,226	81,064	81,562	59,849	62,857
Affiliated practice operating expense(1)	43,323	8,530	—	—	—	—	—
Impairment of long-lived assets	3,847	(181)	—	—	—	—	—
Depreciation and amortization	12,748	5,172	3,844	3,368	4,229	3,252	3,000
Interest expense	18,585	14,484	13,409	13,111	13,202	9,790	14,497
Other, net	1,451	(1,099)	2,525	(1,057)	—	—	—

Total expenses	340,165	279,832	263,750	287,816	303,680	226,504	248,901

						Nine Months
	Year Ended December 31,					Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands, except per share data)

Income before income taxes	(1,748)	12,857	13,004	17,742	20,099	14,352	8,984
Income tax expense	(8,103)	5,233	5,957	6,544	7,415	5,329	3,503

Net income	6,355	7,624	7,047	11,198	12,684	9,023	5,481
Preferred stock accretion	4,510	4,937	5,413	5,946	6,534	4,845	2,531

Net income available to common stockholders	$1,845	$2,687	$1,634	$5,252	$6,150	$4,178	$2,950

Net income per common share:
Basic net income per share available to common stockholders	$0.15	$0.22	$0.13	$0.42	$0.49	$0.33	$0.23
Diluted net income per share available to common stockholders	$0.12	$0.17	$0.11	$0.34	$0.39	$0.27	$0.19
Weighted average common shares outstanding
Basic	12,431	12,449	12,417	12,458	12,518	12,505	12,618
Diluted	15,457	15,480	15,475	15,646	15,601	15,600	15,516
Additional data:
EBITDA(2)	$29,585	$32,513	$30,257	$34,221	$37,530	$27,394	$26,481

						As of
	As of December 31,					September 30,
	2001	2002	2003	2004	2005	2006
						(unaudited)
	(in thousands)

Balance sheet data:
Cash, cash equivalents and short term investments	$14,543	$18,524	$31,847	$41,479	$48,425	$41,525
Total assets	301,102	239,039	236,794	244,239	251,643	251,297
Long-term debt (including current maturities)	173,250	155,550	147,988	141,301	128,159	184,359
Total liabilities	268,034	200,650	191,358	187,586	182,280	233,534
Senior preferred stock	34,845	39,161	43,956	49,284	55,200	—
Convertible preferred stock	127,924	128,542	129,160	129,778	130,396	130,860
Stockholders’ deficit	(132,005)	(129,314)	(127,680)	(122,409)	(116,233)	(113,097)

(1)	Affiliated practice revenue and operating expenses are for the management of dental practices that were divested in 2001 and 2002.
(2)	“EBITDA” represents income from operations before interest expense, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principals generally accepted in the United States, or U.S. GAAP. We present EBITDA because it provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our operations and our management team. For example, our management incentive plan is based in part upon our achieving minimum EBITDA targets for a given year. Our loan covenants are measured using EBITDA subject to additional adjustments for specific items. We believe that it is useful to investors to provide disclosures of our operating results on a similar basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or income taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash outlays, or future requirements, for capital expenditures;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparable measure.

A reconciliation of EBITDA to net income is set forth below:

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands)

Net Income	$6,355	$7,624	$7,047	$11,198	$12,684	$9,023	$5,481
Interest expense	18,585	14,484	13,409	13,111	13,202	9,790	14,497
Income tax expense	(8,103)	5,233	5,957	6,544	7,415	5,329	3,503
Depreciation and amortization	12,748	5,172	3,844	3,368	4,229	3,252	3,000

EBITDA	$29,585	$32,513	$30,257	$34,221	$37,530	$27,394	$26,481

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion of our historical consolidated financial statements covers periods before the consummation of this offering and the application of the proceeds. Accordingly, this discussion does not reflect the impact that this offering will have on us. See the information provided in “Risk Factors,” “Capitalization,” “— Liquidity and Capital Resources,” below and elsewhere in this prospectus for further discussion relating to the impact of this offering on us. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a full service provider of dental and vision benefit plans. We were founded in 1978 to deliver dental HMO, or DHMO, products in Florida. During the 1980s and 1990s, we expanded into other states through acquisitions and de novo startups. We became a public company in 1995 and were then taken private in 1999 in a leveraged buyout. In 2000, we acquired OHS, which expanded our dental position in Florida and resulted in our entrance into the vision benefits business. Since then, we have grown our membership and provider networks organically.

We have introduced additional dental benefit plans including a traditional, network based dental preferred provider organization, or DPPO, product and an innovative dental exclusive provider organization, or DEPO, product in addition to our DHMO product. Our unique DEPO product allows members to access a larger network than a DHMO for a monthly premium that is lower than a DPPO. Our vision products include the Vision Care Plan, or VCP, which is sold to employer groups, and Primary Plus, which is sold to health insurance plans. Our vision benefit plans cover comprehensive eye examinations and glasses or contact lenses. In addition, we cover medical procedures related to the eye for our Primary Plus members. We also operate administrative services only, or ASO, plans through which we provide “back office” services, including claims processing, member services, and eligibility management to large employers who have self-insured plans.

Our business is currently concentrated in the South and Midwest. We deliver benefits to employees in approximately 14,000 employer groups and an additional 111,000 individual subscribers who purchase benefits independently and are not affiliated with employer groups. Details of our membership, which includes subscribers and their dependents, is shown as of September 30, 2006 in the following table.

State	Dental	Vision	Total

Florida	1,174,000	2,052,000	3,226,000
Illinois	578,000	11,000	589,000
Texas	208,000	68,000	276,000
Georgia	113,000	21,000	134,000
Ohio	77,000	36,000	113,000
All Other	219,000	244,000	463,000

Total	2,369,000	2,432,000	4,801,000

Our principal source of revenue is premiums we receive from our employer groups and individual subscribers, generally on a monthly basis. The amount of premiums we receive varies by product, location, demographics and, for larger groups, the claims experience of the group. Premium levels are typically fixed for one year. We also receive fee revenue from our ASO products and generate investment income.

Our two main drivers of revenue are changes in membership and average premium per member. We seek to increase membership by offering a wide variety of products that are distributed through sophisticated channels. Our membership exhibits moderate volatility on a quarterly basis. Given that many employer groups select their dental and vision benefits in January, we may experience greater fluctuations in revenue from the fourth quarter to the first quarter. Generally, our quarterly revenue will vary depending on our success in selling new employer groups, retaining existing employer groups and growing membership in existing employer groups. Changes in average premium per member come about through changes in premium rates for particular products and also through a change in mix of products. In recent years, our average dental premiums per member have trended higher partially due to our members’ preference for higher priced products such as DPPO and DEPO products that have larger networks. Our vision premiums per member have trended higher during recent years partially due to higher growth rates for our VCP product, which has higher premiums than our Primary Plus product.

Our largest expense is the cost of the dental and vision benefits that we cover. This expense consists of payments to dental and vision providers which are based primarily on negotiated arrangements with these providers. Our profitability depends on our ability to effectively manage dental and vision benefits expense relative to the fixed premiums we receive. Our arrangements with providers fall into two broad categories: claims, or fee-for-service reimbursement, where we assume the risk for the cost of the services provided, and capitations, where we pay providers a fixed fee per member and they, in turn, bear the risk for discretionary utilization of services. For 2005, approximately 77% of our total benefit costs were claims and 23% were capitations.

Relatively small changes in our benefits expense relative to the premiums we receive can have a significant impact on our financial results. We use a variety of techniques to manage our benefit costs, including provider discounts, adjustments to capitation rates, utilization review, and plan design features such as limitations on the frequency of certain services, maximum annual benefits and member co-payments and deductibles.

Our other main expense category is selling, general and administrative, or SG&A, expense, which consist of commissions paid to independent agents, premium taxes, salaries and related costs and other operating expenses. We pay commissions as a percentage of premiums and expense these commissions in the same period that the premium revenue is earned. We pay premium taxes to states or local governments, generally on an annual basis, and accrue these expenses based upon expected payments. Salaries and other operating expenses are the costs of our sales and marketing, operations, network development, information technology and staff functions.

An important measure of profitability is our combined ratio, which is defined as the sum of dental and vision benefit expense and SG&A expense divided by total revenue. Our combined ratio has not varied substantially since 2003, ranging from a low of 88.2% during 2003 to a high of 88.4% during 2005 and 89.7% during the nine months ended September 30, 2006.

The loss ratio, defined as dental and vision benefit expense as a percentage of premium revenue, is another profitability metric. The loss ratio can vary significantly by product. Dental and vision benefit expense are generally higher for products that have larger provider networks and for those that reimburse providers on a fee-for-service basis. Although these products are priced higher, a larger portion of the premium goes to paying benefit expense, resulting in higher loss ratios compared to products with smaller networks or capitated reimbursement. Our dental and vision loss ratios and combined ratio are indicators of whether premium rate increases are keeping pace with increases in benefit expense. However, these ratios are influenced by a number of factors, including changes in product mix. For example, our dental members have been migrating in recent years toward DPPO and DEPO products that have both higher premium rates and higher loss ratios than DHMO products. This shift in product mix is the primary reason that dental loss ratios have trended up slightly in recent years, a trend that is expected to continue going forward.

While our dental and vision benefits expense as a percentage of premium revenue has been fairly predictable on an annual basis, we experience seasonality and volatility on a quarterly basis, driven primarily by the discretionary utilization patterns of our members. The most consistent seasonal pattern is lower claims expense in the fourth quarter due to lower discretionary utilization of dental and vision procedures during the November and December holidays.

The SG&A ratio is defined as SG&A expense as a percentage of total revenue. The SG&A ratio is an indicator of operating efficiency and process improvements. In part because of investments in technology and because of product mix, we have decreased our SG&A ratio from 27.9% in the year ended December 31, 2003 to 26.5% and 25.2% in the years ended December 31, 2004 and 2005, respectively. We expect that our SG&A expense will increase as we begin to comply with our obligations as a public company after the completion of this offering. After this initial increase in SG&A expense, we believe that we will be able to continue to reduce our SG&A ratio for the foreseeable future.

Basis of Presentation

Our consolidated balance sheets, statements of income, redeemable preferred stock and stockholders’ deficit, and cash flows include the accounts of CompBenefits Corporation and our subsidiaries. Our consolidated financial statements are prepared in accordance with U.S. GAAP. All significant intercompany accounts and transactions have been eliminated.

Corporate History and Product Lines

We were founded in 1978 to deliver dental benefits in Florida. During the 1980s and 1990s, we expanded into other states through acquisitions and de novo startups. In 1993, we were acquired by the TA Funds. We went public in 1995 and the TA Funds sold their holdings of our stock in 1997. In 1999, we were taken private in a leveraged buyout led by our now largest stockholders, the TA Funds and the GTCR Funds. The Nautic Funds invested in us as part of the OHS acquisition in 2000. In 2003, we emerged from a phase of extensive integration and consolidation of prior acquisitions.

In addition to our geographic expansion, we have added and discontinued products as the needs of our members have evolved. As the number of dentists willing to participate in DHMO networks began to decline during the mid-1990s, we responded by offering a DPPO product. Because employees are now being required to pay more of their dental benefit plan premiums and, as a result, demanding a broader range of products, we began offering a DEPO product. To facilitate our expansion beyond DHMO products, we acquired an insurance company in 1994 whose product lines included life insurance. We subsequently ceded all ordinary life and annuity policies purchased in this acquisition to a third party and have entered into agreements with reinsurers for our residual liabilities related to these divested policies. Beginning in 1998, through a wholly-owned subsidiary, Dental Health Management, Inc., or DHMI, we acquired the assets of a number of dental facilities. Concurrent with each of the acquisitions, DHMI entered into a long-term agreement to manage the group dental practice operating in each of the dental facilities. We divested the DHMI assets and business from 1999 through 2002 and no longer engage in the dental practice management business. In 2000, we acquired OHS, which expanded our dental position in Florida and resulted in our entrance into the vision benefits business.

Results of Operations

The following table sets forth the consolidated statements of income data, expressed as a percentage of revenue for each period indicated.

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Revenues:
Dental premium	74.8%	72.8%	70.9%	70.8%	69.4%
Vision premium	23.3	25.3	26.9	27.0	28.1

Premium revenue	98.1	98.1	97.8	97.8	97.5
Other revenue	1.6	1.8	1.8	1.8	1.8
Investment income	0.3	0.1	0.4	0.4	0.7

Total revenues	100.0	100.0	100.0	100.0	100.0
Expenses:
Dental benefits	46.8	47.2	46.9	47.5	48.0
Vision benefits	13.5	15.4	16.3	16.3	17.3

Dental and vision benefits	60.3	62.6	63.2	63.8	65.4
Selling, general and administrative	27.9	26.5	25.2	24.8	24.4
Depreciation and amortization	1.4	1.1	1.3	1.4	1.2
Interest expense	4.8	4.3	4.1	4.1	5.6
Other, net	0.9	(0.3)	—	—	—

Total expenses	95.3	94.2	93.8	94.0	96.5
Income before income taxes	4.7	5.8	6.2	6.0	3.5
Income tax expense	2.2	2.1	2.3	2.2	1.4

Net income	2.5	3.7	3.9	3.7	2.1
Preferred stock accretion	1.9	2.0	2.0	2.0	1.0

Net income available to common stockholders	0.6%	1.7%	1.9%	1.7%	1.1%

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Premium revenue.  Premium revenue for the nine months ended September 30, 2006 increased $15.9 million, or 6.8%, to $251.6 million from $235.7 million for the nine months ended September 30, 2005 due to the addition of members, a shift in membership toward our higher priced dental and vision benefit plans and changes in premium rates. Membership grew by 110,000 members, or 2.3%, to 4,801,000 at September 30, 2006 from 4,691,000 at September 30, 2005.

Dental premium revenue for the nine months ended September 30, 2006 increased $8.5 million, or 5.0%, to $179.1 million from $170.6 million for the nine months ended September 30, 2005. The increase was primarily due to growth in membership for our DPPO and DEPO products, offset by decreased membership for our DHMO products, and increases in premium rates. Dental membership declined by 20,000 members, or 0.9%, to 2,369,000 at September 30, 2006 from 2,389,000 at September 30, 2005.

Vision premium revenue for the nine months ended September 30, 2006 increased $7.5 million, or 11.5%, to $72.5 million from $65.0 million for the nine months ended September 30, 2005. The increase was primarily due to increased VCP membership, partially offset by a slight decline in

Primary Plus membership. Vision membership grew by 131,000 members, or 5.7%, to 2,432,000 at September 30, 2006 from 2,302,000 at September 30, 2005.

Other revenue.  Other revenue for the nine months ended September 30, 2006 increased $0.3 million, or 7.3%, to $4.6 million from $4.3 million for the nine months ended September 30, 2005 due to higher administrative fee revenue.

Investment income.  Investment income for the nine months ended September 30, 2006 increased $0.8 million, or 86.5%, to $1.7 million from $0.9 million for the nine months ended September 30, 2005. The increase in investment income was due to higher market interest rates and an increase in investment balances.

Dental and vision benefit expense.  Dental and vision benefit expense for the nine months ended September 30, 2006 increased by $14.9 million, or 9.7%, to $168.5 million from $153.6 million for the nine months ended September 30, 2005. The total loss ratio increased to 67.0% for the nine months ended September 30, 2006 from 65.2% for the nine months ended September 30, 2005.

Dental benefit expense for the nine months ended September 30, 2006 increased by $9.5 million, or 8.3%, to $123.9 million from $114.4 million for the nine months ended September 30, 2005. The dental loss ratio increased to 69.2% for the nine months ended September 30, 2006 from 67.1% for the nine months ended September 30, 2005. The increased loss ratio was a result of a shift in product mix toward our DPPO and DEPO products that have higher loss ratios than our DHMO products, as well as increased loss ratios for our DEPO products, partially offset by decreased loss ratios for our DPPO products.

Vision benefit expense for the nine months ended September 30, 2006 increased by $5.4 million, or 14.0%, to $44.6 million from $39.2 million for the nine months ended September 30, 2005. The vision loss ratio increased to 61.6% for the nine months ended September 30, 2006 from 60.2% for the nine months ended September 30, 2005. The increased loss ratio was due to increased loss ratios for VCP and Primary Plus.

Selling, general and administrative expense.  Selling, general and administrative expense, or SG&A, increased $3.1 million, or 5.0%, to $62.9 million for the nine months ended September 30, 2006 from $59.8 million for the nine months ended September 30, 2005. SG&A as a percent of revenue declined to 24.4% for the nine months ended September 30, 2006 from 24.8% for the nine months ended September 30, 2005. The decrease as a percentage of revenue reflected operational efficiencies gained through investments in technology and communications infrastructure.

Combined ratio.  The combined ratio increased to 89.7% for the nine months ended September 30, 2006 from 88.6% for the nine months ended September 30, 2005. The increase was attributable to increased dental and vision loss ratios, partially offset by a reduction in the SG&A ratio.

Depreciation and amortization.  Depreciation and amortization decreased $0.3 million, or 7.7%, to $3.0 million for the nine months ended September 30, 2006 from $3.3 million for the nine months ended September 30, 2005. The reduction was caused by certain fixed assets becoming fully depreciated.

Interest expense.  Interest expense increased $4.7 million, or 48.1%, to $14.5 million for the nine months ended September 30, 2006 from $9.8 million for the nine months ended September 30, 2005. The increase resulted from increased debt under our new credit facility established in April 2006 and a one-time write-off of $1.9 million of deferred financing costs related to our prior credit facility.

Income tax provision.  The income tax provision decreased $1.8 million, or 34.2%, to $3.5 million for the nine months ended September 30, 2006 from $5.3 million for the nine months ended September 30, 2005. The reduction was primarily due to higher interest expense resulting from our new credit facility. Our effective tax rate was 39.0% for the nine months ended September 30, 2006 and 37.1% for the nine months ended September 30, 2005. The increase was caused by the full utilization of certain state net operating loss carryforwards in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Premium revenue.  Premium revenue for the year ended December 31, 2005 increased $16.9 million, or 5.7%, to $316.6 million from $299.7 million for the year ended December 31, 2004 due to growth in dental and vision membership and changes in premium rates. Membership grew by 62,000 members, or 1.3%, to 4,718,000 at December 31, 2005 from 4,656,000 at December 31, 2004.

Dental premium revenue for the year ended December 31, 2005 increased $7.0 million, or 3.1%, to $229.5 million from $222.5 million for the year ended December 31, 2004. The increase was primarily due to growth in membership for our DPPO and DEPO products, partially offset by decreased DHMO membership, and increases in premium rates. Dental membership grew by 27,000 members, or 1.1%, to 2,404,000 at December 31, 2005 from 2,377,000 at December 31, 2004.

Vision premium revenue for the year ended December 31, 2005 increased $9.9 million, or 13.0%, to $87.1 million from $77.2 million for the year ended December 31, 2004. The increase was primarily due to increased VCP membership, partially offset by decreased Primary Plus membership, and higher premium rates, particularly for Primary Plus. Vision membership grew by 35,000 members, or 1.5%, to 2,314,000 at December 31, 2005 from 2,279,000 at December 31, 2004.

Other revenue.  Other revenue for the year ended December 31, 2005 increased $0.3 million, or 6.1%, to $5.8 million from $5.5 million for the year ended December 31, 2004 due to higher administrative fee revenue.

Investment income.  Investment income for the year ended December 31, 2005 increased $0.9 million, or 215%, to $1.3 million from $0.4 million for the year ended December 31, 2004. The increase in investment income was due to higher market interest rates and an increase in cash balances.

Dental and vision benefit expense.  Dental and vision benefit expense for the year ended December 31, 2005 increased by $13.4 million, or 7.0%, to $204.7 million from $191.3 million for the year ended December 31, 2004. The total loss ratio increased to 64.6% for the year ended December 31, 2005 from 63.8% for the year ended December 31, 2004.

Dental benefit expense for the year ended December 31, 2005 increased by $7.6 million, or 5.2%, to $151.9 million from $144.3 million for the year ended December 31, 2004. The dental loss ratio increased to 66.2% for the year ended December 31, 2005 from 64.9% for the year ended December 31, 2004. The increased loss ratio was a result of a shift in product mix toward our DPPO and DEPO products that have higher loss ratios than our DHMO products, as well as increased loss ratios for our DPPO and DEPO products, partially offset by decreased loss ratios for our DHMO products.

Vision benefit expense for the year ended December 31, 2005 increased by $5.8 million, or 12.3%, to $52.8 million from $47.0 million for the year ended December 31, 2004. The vision loss ratio decreased to 60.6% for the year ended December 31, 2005 from 60.9% for the year ended December 31, 2004. The decreased loss ratio was primarily due to higher growth in the VCP product, which has a lower loss ratio, and a reduction in loss ratio for Primary Plus.

Selling, general and administrative expense.  Selling, general and administrative expense, or SG&A, increased $0.5 million, or 0.6%, to $81.6 million for the year ended December 31, 2005 from $81.1 million for the year ended December 31, 2004. SG&A as a percentage of revenue declined to 25.2% for the year ended December 31, 2005 from 26.5% for the year ended December 31, 2004. The improvement reflected operational efficiencies gained through investments in technology and process improvements.

Combined ratio.  The combined ratio decreased to 88.4% for the year ended December 31, 2005 from 89.1% for the year ended December 31, 2004. The decrease was attributable to decreased vision loss and SG&A ratios, partially offset by an increase in the dental loss ratio.

Depreciation and amortization.  Depreciation and amortization increased $0.9 million, or 25.6%, to $4.2 million for the year ended December 31, 2005 from $3.4 million for the year ended December 31, 2004. The increase was due to increased capital expenditures.

Interest expense.  Interest expense increased $0.1 million, or 0.7%, to $13.2 million for the year ended December 31, 2005 from $13.1 million for the year ended December 31, 2004. The increase was due to higher interest rates under our floating rate credit facility, partially offset by debt repayments.

Other (income) expense.  Other income of $1.1 million for the year ended December 31, 2004 represented the partial collection of notes that were issued in conjunction with a divestiture in 2002. These notes had written off as uncollectible in 2003.

Income tax provision.  The income tax provision increased $0.9 million, or 13.3%, to $7.4 million for the year ended December 31, 2005 from $6.5 million for the year ended December 31, 2004. Our effective tax rate for the years ended December 31, 2005 and December 31, 2004 was 36.9%.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Premium revenue.  Premium revenue for the year ended December 31, 2004 increased $28.1 million, or 10.4%, to $299.7 million from $271.5 million for the year ended December 31, 2003 due to growth in dental and vision membership and changes in premium rates. Membership grew by 334,000 members, or 7.7%, to 4,656,000 at December 31, 2004 from 4,322,000 at December 31, 2003.

Dental premium revenue for the year ended December 31, 2004 increased $15.5 million, or 7.5%, to $222.5 million from $207.0 million for the year ended December 31, 2003. The increase was primarily due to growth in membership for our DPPO and DEPO products, partially offset by decreased DHMO membership, and growth in premium rates, particularly for our DHMO and DPPO products. Dental membership increased by 54,000 members, or 2.3%, to 2,377,000 at December 31, 2004 from 2,323,000 at December 31, 2003.

Vision premium revenue for the year ended December 31, 2004 increased $12.7 million, or 19.6%, to $77.2 million from $64.5 million for the year ended December 31, 2003. The increase was due to increased membership for VCP and Primary Plus, and increased premium rates, particularly for Primary Plus. Vision membership grew by 280,000 members, or 14.0%, to 2,279,000 at December 31, 2004 from 1,999,000 at December 31, 2003.

Other revenue.  Other revenue for the year ended December 31, 2004 increased $1.0 million, or 22.3%, to $5.5 million from $4.5 million for the year ended December 31, 2003 due to higher administrative fee revenue.

Investment income.  Investment income for the year ended December 31, 2004 decreased $0.4 million, or 43.5%, to $0.4 million from $0.8 million for the year ended December 31, 2003. The decrease in investment income was due to lower market interest rates, partially offset by an increase in the average invested balance.

Dental and vision benefit expense.  Dental and vision benefit expense for the year ended December 31, 2004 increased by $24.6 million, or 14.7%, to $191.3 million from $166.7 million for the year ended December 31, 2003. The total loss ratio increased to 63.8% for the year ended December 31, 2004 from 61.4% for the year ended December 31, 2003.

Dental benefit expense for the year ended December 31, 2004 increased by $14.9 million, or 11.5%, to $144.3 million from $129.4 million for the year ended December 31, 2003. The dental loss ratio increased to 64.9% for the year ended December 31, 2004 from 62.5% for the year ended December 31, 2003. The increased loss ratio was a result of a shift in product mix toward our DPPO and DEPO products that have higher loss ratios than our DHMO products, as well as increased loss ratios for our DPPO and DEPO products.

Vision benefit expense for the year ended December 31, 2004 increased by $9.7 million, or 25.9%, to $47.0 million from $37.3 million for the year ended December 31, 2003. The vision loss ratio increased to 60.9% for the year ended December 31, 2004 from 57.8% for the year ended December 31, 2003. The increased loss ratio was primarily due to a higher loss ratio for Primary Plus.

Selling, general and administrative expense.  Selling, general and administrative expense, or SG&A, increased $3.8 million, or 5.0%, to $81.1 million for the year ended December 31, 2004 from $77.2 million for the year ended December 31, 2003. SG&A as a percentage of revenue declined to 26.5% for the year ended December 31, 2004 from 27.9% for the year ended December 31, 2003. The improvement reflected operational efficiencies and the leveraging of fixed costs.

Combined ratio.  The combined ratio increased to 89.1% for the year ended December 31, 2004 from 88.2% for the year ended December 31, 2003. The increase was attributable to increased dental and vision loss ratios, partially offset by a reduction in the SG&A ratio.

Depreciation and amortization.  Depreciation and amortization decreased $0.4 million, or 12.4%, to $3.4 million for the year ended December 31, 2004 from $3.8 million for the year ended December 31, 2003. The reduction reflects the full depreciation of certain fixed assets.

Interest expense.  Interest expense decreased $0.3 million, or 2.2%, to $13.1 million for the year ended December 31, 2004 from $13.4 million for the year ended December 31, 2003. The reduction was due to debt repayments partially offset by higher interest rates under our floating rate credit facility.

Other (income) expense.  Other expense for the year ended December 31, 2003 represents a $3.1 million write-off of notes that were issued in conjunction with the divestiture of dental practices in 2002 that were deemed to be uncollectible. This write-off was partially offset by a $0.6 million gain on the retirement of an interest rate swap. Other income of $1.1 million for the year ended December 31, 2004 represents a partial collection of the notes that were written off in 2003.

Income tax provision.  The income tax provision increased $0.6 million, or 9.9%, to $6.5 million for the year ended December 31, 2004 from $6.0 million for the year ended December 31, 2003. Our effective tax rate for the year ended December 31, 2004 declined to 36.9% from 45.8% for the year ended December 31, 2003. The higher tax rate in 2003 was primarily due to the finalization of the tax impact of the OHS acquisition and the effect of state income taxes.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for each of our eleven quarters in the period ended September 30, 2006. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of results of operations for the quarters presented. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for any full year.

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006	2006
	(unaudited)
	(in thousands)

Revenues:
Dental premium	$56,271	$57,051	$54,367	$54,828	$56,304	$57,179	$57,132	$58,884	$59,488	$59,735	$59,868
Vision premium	18,258	18,866	19,714	20,317	21,066	21,703	22,298	22,080	23,833	24,185	24,505

Premium revenue	74,529	75,917	74,081	75,145	77,370	78,882	79,430	80,964	83,321	83,920	84,373
Other revenue	1,171	1,215	1,695	1,380	1,399	1,425	1,440	1,531	1,506	1,498	1,570
Investment income	67	89	109	160	237	319	354	428	517	589	591

Total revenues	75,767	77,221	75,885	76,685	79,006	80,626	81,224	82,923	85,344	86,007	86,534
Expenses:
Dental benefits	37,107	39,493	34,885	32,863	37,465	38,337	38,635	37,477	40,256	41,172	42,478
Vision benefits	10,635	12,403	11,631	12,313	13,397	12,175	13,602	13,599	14,918	14,808	14,915

Dental and vision benefits	47,742	51,896	46,516	45,176	50,862	50,512	52,237	51,076	55,174	55,980	57,393
Selling, general and administrative	19,592	19,614	20,497	21,361	19,482	20,570	19,798	21,712	20,502	21,355	21,000
Depreciation and amortization	771	816	877	904	1,161	1,241	850	977	1,008	929	1,063
Interest expense	4,019	2,986	3,010	3,096	3,170	3,263	3,357	3,412	5,082	4,982	4,433
Other, net	1	45	(1,134)	31	—	—	—	—	—	—	—

Total expenses	72,125	75,357	69,766	70,568	74,675	75,586	76,242	77,177	81,766	83,246	83,889
Income before income taxes	3,642	1,864	6,119	6,117	4,331	5,040	4,982	5,746	3,578	2,761	2,645
Income tax expense	1,472	809	3,085	1,178	1,558	1,906	1,865	2,086	1,403	1,073	1,027

Net income	2,170	1,055	3,034	4,939	2,773	3,133	3,117	3,661	2,175	1,688	1,618
Preferred stock accretion	1,435	1,470	1,503	1,538	1,575	1,614	1,653	1,692	1,739	637	155

Net income (loss) available to common stockholders	$735	$(415)	$1,531	$3,401	$1,198	$1,519	$1,464	$1,969	$436	$1,051	$1,463

The following table presents our historical results for the periods indicated as a percentage of total revenue:

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006	2006

Revenues:
Dental premium	74.3%	73.9%	71.6%	71.5%	71.3%	70.9%	70.3%	71.0%	69.7%	69.5%	69.2%
Vision premium	24.1	24.4	26.0	26.5	26.7	26.9	27.5	26.6	27.9	28.1	28.3

Premium revenue	98.4	98.3	97.6	98.0	97.9	97.8	97.8	97.6	97.6	97.6	97.5
Other revenue	1.5	1.6	2.2	1.8	1.8	1.8	1.8	1.8	1.8	1.7	1.8
Investment income	0.1	0.1	0.1	0.2	0.3	0.4	0.4	0.5	0.6	0.7	0.7

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Expenses:
Dental benefits	49.0	51.1	46.0	42.9	47.4	47.5	47.6	45.2	47.2	47.9	49.1
Vision benefits	14.0	16.1	15.3	16.1	17.0	15.1	16.7	16.4	17.4	17.2	17.3

Dental and vision benefits	63.0	67.2	61.3	59.0	64.4	62.6	64.3	61.6	64.6	65.1	66.4
Selling, general and administrative	25.9	25.4	27.0	27.9	24.7	25.5	24.4	26.2	24.0	24.8	24.3
Depreciation and amortization	1.0	1.1	1.2	1.2	1.5	1.5	1.1	1.2	1.2	1.1	1.1
Interest expense	5.3	3.9	4.0	4.0	4.0	4.0	4.1	4.1	6.0	5.8	5.1
Other, net	—	—	(1.5)	—	—	—	—	—	—	—	—

Total expenses	95.2	97.6	91.9	92.0	94.5	93.7	93.9	93.1	95.8	96.8	96.9
Income before income taxes	4.8	2.4	8.1	8.0	5.5	6.3	6.1	6.9	4.2	3.2	3.1
Income tax expense	1.9	1.0	4.1	1.5	2.0	2.4	2.3	2.5	1.6	1.2	1.2

Net income	2.9	1.4	4.0	6.4	3.5	3.9	3.8	4.4	2.6	2.0	1.9

Preferred stock accretion	1.9	1.9	2.0	2.0	2.0	2.0	2.0	2.0	2.1	0.7	0.2

Net income (loss) available to common stockholders	1.0%	(0.5)%	2.0%	4.4%	1.5%	1.9%	1.8%	2.4%	0.5%	1.3%	1.7%

Revenue.  We have experienced sequential revenue growth in all but one of the last eleven quarters through the combination of strong member retention and growth in new and existing members. Our membership exhibits moderate volatility on a quarterly basis. Given that nearly half of our employer groups select dental and vision benefits in January, it is our most important month for new sales and customer retention. We may therefore experience greater fluctuations in revenue from the fourth quarter to the first quarter than between other quarters of the year. Vision premium revenue has grown more rapidly than dental premium revenue, resulting in a modest shift in mix of revenue between our two product lines.

Dental and vision benefit expense.  Loss ratios have trended higher as members have migrated toward higher premium products that have higher loss ratios. Dental and vision benefits claims exhibit some seasonality, with the fourth quarter generally having the lowest loss ratios of the year because of lower discretionary utilization during the November and December holidays. Loss ratios also fluctuate based on the discretionary utilization of benefits by our members. We expect that we will continue to see quarter-to-quarter volatility in our loss ratios.

Selling, general and administrative expense.  SG&A expense as a percentage of revenue have trended lower due to operating efficiencies and a shift in product mix toward higher premium dental products. Investments in technology and process improvements have enabled us to reduce our administrative cost per member. SG&A has fluctuated quarter-to-quarter and will continue to fluctuate quarter-to-quarter based on the timing of staff additions and other costs, including additional expenses related to operating as a public company.

Interest expense.  Interest expense has trended higher as the floating interest rates used in calculating interest payments under our credit facility have increased. In addition, the first quarter of

2004 and the first quarter of 2006 include the write-off of deferred financing costs resulting from the refinancing of our credit facility. Our debt balance increased beginning in April 2006 when our credit facility was refinanced and a portion of the proceeds were used to retire senior preferred stock that had an accruing dividend of 10% or 12%. This higher debt balance caused an increase in interest expense beginning in the second quarter of 2006. We expect that interest expense will continue at a rate above the historical trend.

Liquidity and Capital Resources

We have financed our operations principally through internally generated funds. Our indebtedness arose primarily from the 1999 leveraged buyout and the acquisition of OHS in 2000. We generate cash primarily from premium revenue and our primary use of cash is the payment of dental and vision benefits expense and SG&A expense.

Cash Flow.  The major drivers of our cash flow are shown in the following table.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)

Operating activities
Net income	$7,047	$11,198	$12,684	$9,023	$5,481
Changes in claims payable	(2,456)	3,154	3,850	1,831	(410)
Changes in income taxes payable	940	852	1,128	(223)	(4,165)
Accounts payable and accrued expenses	681	(451)	(345)	(3,172)	(3,116)
Other items	16,275	8,973	6,149	4,275	1,931

Net cash provided by operating activities	22,487	23,726	23,466	11,734	(279)

Investing activities
Capital expenditures	(1,935)	(3,363)	(3,905)	(2,075)	(2,075)
Net decrease (increase) in short-term investments	—	(11,908)	6,908	11,908	5,000
Other items	2,211	(938)	501	502	(1,797)

Net cash provided by (used in) investing activities	276	(16,209)	3,504	10,335	1,128

Financing activities	(9,440)	(9,793)	(13,116)	(11,055)	(2,749)

Increase (decrease) in cash and cash equivalents	13,323	(2,276)	13,854	11,014	(1,900)
Cash and cash equivalents at beginning of period	18,524	31,847	29,571	29,571	43,425

Cash and cash equivalents at end of period	$31,847	$29,571	$43,425	$40,585	$41,525

Operating Activities.   Claims payable fluctuates based on the backlog of unprocessed claims, seasonal patterns and the timing of check cycles. In general, the claims payable balance increases with growth in our business. Income taxes payable varies based on the timing of estimated tax payments and will generally increase as taxable income increases. Accounts payable and accrued expenses fluctuate based on the timing of various obligations.

Investing Activities.   Capital expenditures are primarily investments in technology and have been relatively stable. We do not anticipate any significant increases in our capital expenditure requirements for the foreseeable future.

Because we receive premiums in advance of the payment of claims for dental and vision benefits, we maintain cash balances pending payment of claims. The states in which we operate prescribe the types of instruments in which our regulated subsidiaries may invest their funds. Our cash is invested in U.S. treasury securities, certificates of deposits and highly liquid money market securities. Securities with maturities of less than three months are classified as cash and cash equivalents while those with maturities of three to twelve months are classified as short-term investments. Depending on market interest rates, we vary the maturity of these investments, which can cause shifts between the balances for cash and cash equivalents and short-term investments.

Financing Activities.   Financing activities are primarily borrowings and repayments of debt under our credit facility and the redemption of our senior preferred stock. Our cash used in financing activities for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 and the nine months ended September 30 2006 include fees for refinancing our credit facility of $0.8 million, $3.1 million, $0.0 million and $1.9 million, respectively.

Regulatory Capital and Restrictions on Dividends.  Our operations are conducted primarily through our insurance company and HMO subsidiaries. These subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory net worth, as defined by each state. We extract cash from our operating subsidiaries through management fees and dividends. As of September 30, 2006, our regulated subsidiaries had a combined statutory net worth of $38.3 million compared to a combined minimum required statutory net worth of $28.1 million. We typically maintain a net worth and cash, cash equivalents and short-term investments balance in our subsidiaries in excess of the statutory minimums. If necessary, we could access this surplus. We believe we are in compliance with all minimum statutory capital requirements and will continue to be so for the foreseeable future. Our regulated subsidiaries are restricted from making certain distributions to the parent without appropriate regulatory notifications and approvals or to the extent such distributions would put them out of compliance with statutory capital requirements. Our regulated subsidiaries invest their assets primarily in cash and short-term investments. At September 30, 2006, $37.4 million out of a total of $41.5 million of our cash, cash equivalents and short-term investments were held by our regulated subsidiaries and subject to these distribution restrictions.

If our regulators were to deny or significantly further restrict our subsidiaries’ ability to pay dividends or management fees, our ability to implement our business strategy would be impacted. For example, we could be hindered in our ability to make debt service payments under our senior credit facility.

Debt and Credit Facilities.  In July 1999, we obtained a $25 million revolving credit facility and a $100 million term loan from a syndicate of banks. The revolving credit facility and term loan were used to fund a portion of the 1999 leveraged buyout and for working capital and general corporate purposes. In July 2000, the term loan was increased to $128 million and $30 million of senior subordinated notes were issued to fund a portion of the acquisition of OHS. In February 2004, we repaid the existing credit facility and $5 million of the senior subordinated notes with the proceeds of a new $15 million revolving credit facility and $122 million term loan that were obtained from a new syndicate of lenders.

In April 2006, we entered into a new senior credit facility comprised of a $15 million revolving credit facility and $150 million term loan with a syndicate of lenders. We also issued $36 million of new senior subordinated notes. Of these borrowings, $59.4 million was used to repay principal and interest on the portion of our existing credit facility that bore interest equal to the prime rate plus up to 3.0% or LIBOR plus up to 4.0%, $42.2 million was used to repay principal and interest on the portion of our existing credit facility that bore interest equal to the prime rate plus 5.75% or LIBOR plus

6.75%, $25.1 million was used to repay all of the principal and interest on our existing senior subordinated notes which bore a fixed interest rate of 12.5%, $57.3 million was used to pay the outstanding 10% or 12% accumulated dividends upon, and then redeem, all of our outstanding senior preferred stock, and the remaining $2.0 million was used for working capital and general corporate purposes. After repayment, all of our obligations under, and our ability to draw upon, the existing credit facility terminated. At the time of this refinancing, the weighted average interest rate of our existing credit facility, senior subordinated notes and senior preferred stock was 10.88%. Borrowings under our new senior credit facility bear interest at a floating rate equal to the prime rate plus up to 2.0% or LIBOR plus up to 3.0%, based upon our leverage ratio. The term loan matures on April 12, 2012 and requires quarterly payments of 0.625% of the initial principal amount for the first two years, with the quarterly payments doubling in years three, four, and five and with the remaining balance paid off in equal quarterly installments in year six. As of September 30, 2006, we had no amounts outstanding under the revolving portion of our senior credit facility and $0.5 million reserved under a letter of credit. Any borrowings outstanding under the revolving portion of our senior credit facility are payable on its termination date, April 13, 2011. The senior subordinated notes pay a fixed interest rate of 11.75% and are payable in full on their maturity date, April 12, 2016. On September 30, 2006, the weighted average interest rate of our senior credit facility and senior subordinated notes was 9.11% The senior credit facility and senior subordinated notes are secured by the capital stock of each of our subsidiaries and by substantially all of the assets of our unregulated subsidiaries and guaranteed by all of our unregulated subsidiaries. We expect to use a portion of the proceeds from this offering to repay amounts outstanding under our senior credit facility and our senior subordinated notes. See “Use of Proceeds,” for more information regarding our use of the net proceeds of this offering.

Our senior credit facility and senior subordinated notes include financial and operational covenants that limit our ability to incur additional indebtedness as well as purchase or dispose of significant assets. Covenants include maintenance of a fixed charge coverage ratio above a set minimum, maintenance of a leverage ratio and senior leverage ratio below a set minimum, and limitations on capital expenditures and acquisitions. We were in compliance with all covenants under this indebtedness as of September 30, 2006.

A failure to comply with any covenant in our senior credit facility could make funds under our senior credit facility unavailable. We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at supporting new product introductions or reducing our selling, general and administrative expense. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives.

If our outstanding series A convertible preferred stock and series B convertible preferred stock is not converted into perpetual preferred stock in connection with the completion of this offering, the holders of our series A convertible preferred stock and series B convertible preferred stock can require that we redeem all outstanding shares after June 30, 2007 for an aggregate of $131.3 million.

We expect our cash flow from operations and the proceeds of this offering will fund our working capital requirements, capital expenditures and debt service during the next twelve months. If our cash flow is less than we expect due to one of more of the risks described in “Risk Factors”, or our cash flow requirements increase for reasons we do not currently foresee, then we may need to draw upon available funds under our revolving credit facility or issue additional debt or equity securities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are required to be disclosed under Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations

The following table summarizes our contractual cash obligations at December 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Claims payable	$19,792	$19,606	$186	—	—
Debt	128,159	6,327	56,827	$65,005	—
Interest(1)	41,744	12,725	22,422	6,597	—
Senior preferred stock	65,346	—	65,346	—	—
Convertible preferred stock	131,326	—	131,326	—	—
Professional fees payable	3,609	3,609
Operating leases	16,410	3,140	5,099	3,408	$4,763

Total	$406,386	$45,407	$281,206	$75,010	$4,763

(1)	Interest amounts shown are based upon the interest rate in effect as of December 31, 2005 under our prior credit facility and senior subordinated notes then outstanding.

The following table summarizes our contractual cash obligations at September 30, 2006 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Claims payable	$19,382	$19,094	$288	—	—
Debt	184,359	3,894	16,965	$82,500	$81,000
Interest(1)	93,234	16,524	31,072	25,119	20,519
Convertible preferred stock	131,326	131,326	—	—	—
Professional fees payable	3,609	3,609
Operating leases	18,906	3,147	5,909	3,947	5,903

Total	$450,816	$177,594	$54,234	$111,566	$107,422

(1)	Interest amounts shown are based upon the interest rate in effect as of September 30, 2006 under our existing senior credit facility and senior subordinated notes.

As of December 31, 2005 and September 30, 2006, we did not have any material purchase obligations, capital leases, or other material long-term commitments.

Qualitative and Quantitative Disclosures about Market Risk

As of December 31, 2005, we had short-term investments of $5.0 million and long-term investments of $4.2 million. The short-term investments consist of certificates of deposit with maturities between three and 12 months. The long-term investments are restricted funds deposited or pledged to state agencies in accordance with state rules and regulations and consist of United States treasury securities. These restricted funds are classified as long-term regardless of the contractual maturity due to the applicable states’ restrictions on these funds. The investments classified as long-term are subject to interest rate risk and will decrease in value if interest rates increase. We intend to hold these investments until maturity, and therefore will not likely be impacted by changes in market interest rates. However, the market value of these investments will fluctuate as interest rates change. Assuming a hypothetical one percentage point increase in market interest rates at December 31, 2005, the fair market value of our long-term investments would decrease by approximately $120,000.

As of September 30, 2006, we had $148.1 million principal amount of variable rate debt outstanding under our senior credit facility. Interest rate changes do not affect the market value of such debt but do impact the amount of our interest payments and, accordingly, our future earnings and cash flows, assuming other factors are held constant. A hypothetical one percentage point increase in the floating interest rates used to calculate our interest expense would result in an increase in our annual interest rate expense of approximately $1.5 million.

Critical Accounting Policies

In preparing our financial statements in conformity with U.S. GAAP, we make a number of estimates and assumptions relating to the reporting of our results of operations and financial condition. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions.

We believe that the accounting policies discussed below are those that are the most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our significant accounting policies are more fully disclosed in Note 2 to our December 31, 2005 consolidated financial statements included elsewhere in this prospectus.

Premium Revenue Recognition.  We generate revenue primarily from premiums collected from members to whom we provide dental and vision benefits. Individual members pay us directly. For our employer groups, the employer combines the employer contribution with the amount collected from the employee via payroll deduction, and remits the total premium to us. We receive a fixed premium per member per month, and the premium rate is fixed for a period of time, often one year. We generally receive premiums in advance of or during the month in which we provide services, and recognize premium revenue during the period in which we are obligated to provide services to our members. Premiums collected in advance are deferred and reported as unearned revenue. Any amounts that have not been received are recorded on the balance sheet as premiums receivable.

We experience adjustments to our revenue based on member retroactivity and uncollectible balances. These retroactivity adjustments reflect changes in the number of eligible members subsequent to when the premiums were billed. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments and uncollectible balances are based on historical trends, premiums billed and group specific information. We refine our estimates and methodologies based upon actual experience.

Estimating Dental and Vision Benefits Expense and Claims Payable.  The costs of dental and vision benefits are recognized in the period in which services are provided and include an estimate of the cost of benefits that have been incurred but not yet reported. We contract with dentists and vision health providers for the provision of services to our members and reimburse these providers through payment of claims or capitations. For claims, or fee-for-service reimbursement, we bear the insurance risk for services provided. Capitations represent fixed payments on a per member per month basis to participating providers as compensation for providing covered services regardless of the discretionary utilization of services. Claims as a percentage of total dental and vision benefits were 77% and 72% for the years ended December 31, 2005 and December 31, 2004, respectively.

Dental and vision claims payable consists primarily of benefit reserves established for reported and unreported claims which are unpaid as of the balance sheet date. We use a consistent methodology for estimating our dental and vision benefit expense and claims payable. Our policy is to record management’s best estimate of claims payable. On a monthly basis, we estimate the ultimate claims payable based upon historical experience and other available information. The process for preparing the estimate utilizes standard actuarial methodologies, which rely on historical completion factors for reserves associated with dates of service more than three months old. Completion factors are an estimate of the percentage of claims that were provided for a specific period that have been received and processed. For the most recent three months as of any measurement date, reserves produced by historical completion factors are adjusted based on a review of the expected monthly per member claim costs. Other factors that may lead to reserve adjustments include the introduction of new products, changes in the administrative processes associated with claim processing, increases or decreases in the inventory of unprocessed claims, seasonal patterns, and significant membership changes.

Claims for dental and vision benefits have a “short tail” meaning they are submitted and processed within a short time period. Approximately 25% of the total claims for services provided during a particular month are paid by the end of that month. This percentage increases to 75% by the end of the following month, and 90% by the end of the next following month. Therefore, the overall claims reserve estimate is highly dependent on the assumptions used in estimating claims incurred but not yet paid for the most recent month. Reserve estimates are reviewed monthly, and any adjustments to prior period reserves are made in the month they become known. Due to the short tail on our claims, any adjustments to reserve estimates are almost entirely reflected within three months of when the services were provided. This rapid resolution of benefit reserves can create short-term volatility in claims expense, but also enables good visibility into underlying claims expense trends. This visibility enables us to react to changes by adjusting prices or implementing procedures to manage claims expenses.

Changes in completion factors, particularly for the three most recent months as of any measurement date, can have a significant effect on the claims payable liability. These changes would impact dental and vision benefits expense and income before income taxes. The following example provides the estimated effect to our December 31, 2005 operating results caused by hypothetical changes to these factors:

Hypothetical
Percentage Point Change	Increase (Decrease)
in Completion Factors	in Income
for the Most Recent Three Months	Before Income Taxes
(in thousands)

(3.0)%	$3,092
(2.0)	1,980
(1.0)	953
1.0	(887)
2.0	(1,718)
3.0	(2,498)

Changes in estimates of dental and vision claims payable are primarily the result of obtaining more complete claims information as time passes. Since our estimates are based on a variety of variables, changes to the estimate cannot typically be explained by a single factor. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period in which those deviations are identified.

Dental and vision benefits expense can vary significantly quarter-to-quarter based on seasonality and the timing of the discretionary utilization of the benefits by members. Because of the short tail on claims, any unexpected volatility of benefits expense typically appears within one quarter of its occurrence. While discretionary utilization can be volatile, the average cost per claim is more stable than medical benefits since dental and vision benefits do not cover catastrophic or chronic conditions.

The following table provides a reconciliation of the beginning and ending balance of dental and vision claims payable:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(in thousands)

Balance at January 1,	$15,244	$12,788	$15,942	$15,942	$19,792
Incurred related to:
Current year	106,701	132,572	152,165	113,873	135,274
Prior years	(4,604)	(1,425)	994	929	(2,349)

Total incurred	102,097	131,147	153,159	114,802	132,925
Paid related to:
Current year	93,913	116,639	132,373	96,435	116,423
Prior years	10,640	11,354	16,936	16,536	16,912

Total paid	104,553	127,993	149,309	112,971	133,335

Balance at end of period	$12,788	$15,942	$19,792	$17,773	$19,382

Amounts incurred related to prior years vary from previously estimated liabilities as the claims ultimately are settled. Negative amounts reported for incurred in prior years, known as favorable development, result from claims being ultimately settled for amounts less than originally estimated, while positive amounts reported for incurred in prior years, known as unfavorable development, result from claims being ultimately settled for amounts more than originally estimated.

As summarized in the previous table, dental and vision claims payable recorded at December 31, 2005 have settled for $2.3 million less than the amounts originally estimated, representing 1.1% of total benefit expense reported in 2005. This favorable development resulted from lower than expected utilization in the fourth quarter of 2005. Dental and vision claims payable recorded at December 31, 2004 ultimately settled for $1.0 million more than the amounts originally estimated, representing 0.5% of total benefit expense reported in 2004. This unfavorable development was primarily attributable to an unanticipated increase in discretionary utilization following the strong growth in business realized in 2004. Dental and vision claims payable recorded at December 31, 2003 ultimately settled for $1.4 million less than the amounts originally estimated, representing 0.9% of total benefit expense reported in 2003. During the second half of 2003, our claims processing turnaround time was reduced significantly. The full impact of this improvement was not reflected in the claims payable balance at December 31, 2003.

We believe that the amount of dental and vision claims payable recorded as of December 31, 2005 and September 30, 2006 is adequate to cover our ultimate liability for unpaid claims recorded as of those dates; however, actual claim payments may differ from established estimates. Assuming a hypothetical one percentage point difference between our loss ratio as of December 31, 2005 due to changes in estimated dental and vision benefits payable and actual dental and vision claims payable, income before income taxes for the year ended December 31, 2005 would have increased or decreased by $3.2 million.

Goodwill and Intangible Assets.  We recorded goodwill and intangible assets as a result of acquisitions. Goodwill represents the excess of the cost over the fair market value of net assets acquired. Intangible assets represent customer lists that were acquired and are being amortized over the estimated useful lives ranging from three to five years.

We evaluate whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill or other intangible assets. We must make assumptions and estimates in determining the estimated fair values. While we believe these estimates are appropriate, other assumptions and estimates could be applied that might produce significantly different results.

We review goodwill and intangible assets for impairment at least annually, or more frequently if events or changes in circumstances occur that may affect the useful life or recoverability of the remaining balance of goodwill or intangible assets. We have selected the fourth quarter for our annual impairment test. During the fourth quarter ended December 31, 2005, we assessed the earnings forecasts and concluded that the fair value of the businesses acquired, based upon the expected present value of future cash flows and other qualitative factors, was in excess of net assets. As of December 31, 2005, we believe there is no impairment to the value of goodwill or intangible assets.

Income tax provision.  We have generated operating losses in certain states for some periods and these losses have a potential future tax benefit. Based on our evaluation of the likelihood of realizing these tax benefits, we determine if it is necessary to establish a valuation allowance. As of December 31, 2005, we had $10.0 million of net operating loss carryforwards that were largely offset by a $9.2 million valuation allowance.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share Based Payment, amending SFAS No. 123. SFAS 123(R) requires us to expense restricted stock and stock options based on the grant date fair value. This eliminates the exception to account for such awards using the intrinsic method previously allowed under Accounting Principles Board Opinion No. 25. We adopted SFAS 123(R) effective January 1, 2006. For the nine months ended September 30, 2006, we recorded $0.2 million of expense related to the issuance of restricted stock to employees. We believe that SFAS 123(R) will have a material effect on our financial statements. The actual impact of SFAS 123(R) cannot be predicted at this time because it will depend on the future level of stock or stock option grants and changes in valuation assumptions. However, had we adopted SFAS 123(R) in prior periods, the impact would have approximated the impact of SFAS 123 as previously described in the notes to our consolidated financial statements included elsewhere in this prospectus.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections which requires the direct effects of voluntary accounting principle changes to be retrospectively applied to prior periods’ financial statements. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, but would apply in the unusual instance that a pronouncement does not include specific transition provisions. SFAS 154 maintains existing guidance with respect to accounting estimate changes and corrections of errors, and is effective for fiscal years beginning after December 15, 2005. We adopted SFAS 154 as of the effective date, and it has not had a material effect on our financial statements.

In July 2006, the FASB issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return, including a decision whether to file or not to file a return in a particular jurisdiction. The accounting provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. We are in the process of determining the effect, if any, the adoption of FIN No. 48 will have on our financial statement.

BUSINESS

Overview

We are the largest company in the United States focused exclusively on offering dental and vision benefit plans. We began offering dental benefits in Florida in 1978 and now provide dental and vision benefit plans to approximately 14,000 employer groups and 4.8 million members, primarily in the South and Midwest. We have developed a broad suite of products, extensive provider networks and effective distribution channels to reach large employers, mid- and small-sized employers, government programs and individuals.

Our dental benefit plans cover procedures such as examinations, cleanings, cavity fillings and crowns. Our vision benefit plans cover comprehensive eye examinations and glasses or contact lenses. We offer both dental and vision benefit plans because they are sold through the same distribution channels, have a common operating platform and exhibit similar financial characteristics, such as low underwriting volatility, absence of catastrophic losses and short periods between the submission and resolution of claims.

Due to the rising costs of health care, employees are being required to pay more of their dental and vision benefit plan premiums. Although employers continue to function as gatekeepers, employees are demanding a broader range of products that are differentiated by affordability, benefits offered and provider network size. We believe that we favorably differentiate ourselves from our competitors by designing, marketing and distributing a broader product offering with a wider range of premium levels.

We believe the most significant factors in our serving existing, and attracting new, members are the size and accessibility of our networks of local dental and vision providers. Our dental provider networks currently include over 20,800 dental locations and our national vision network currently includes over 18,800 independent optometrist and ophthalmologist locations. We believe that the depth of our provider networks allows us to attract new members and gives us a competitive advantage relative to our peers in our markets.

We utilize a multi-channel distribution strategy consisting of our internal sales force, independent agents, telemarketing and internet sales, and third party relationships to reach as many potential customers as possible in our target markets, irrespective of employer size. After establishing a relationship with an employer group, we distribute customized materials to employees, target them with on-site presentations and design interfaces with the employer’s intranet to maximize enrollment. We believe that this multi-level distribution strategy enables us to effectively market to more potential customers within our markets than our competitors, from the largest employers to individual purchasers.

We recorded total revenue of $323.8 million and $257.9 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. We had net income available to common stockholders of $6.1 million and $3.0 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Dental premiums comprised 72% and 71% of total premium revenue, respectively, in those periods. Despite historically representing less than 30% of total premium revenue, vision premium revenue has become increasingly important with a compound annual growth rate of 16% from 2003 through 2005. Overall, we have grown membership by 479,000 members since December 31, 2003 while maintaining a total loss ratio below 70%. We believe our strategy can drive further growth, as evidenced by our recently awarded federal contract to deliver dental benefits to active and retired government employees in twenty-three states and the District of Columbia.

Our Industry

The total U.S. dental services market was $81.5 billion in 2004 and the U.S. Department of Labor projects that this market will expand to $167.3 billion by 2015. The dental benefits market covering these services remains highly fragmented. We estimate that no single benefit plan company covers more than 15% of all dental benefit plan members in the U.S., which was a $40.5 billion market in 2004.

The total U.S. vision care services and products market was $27.2 billion in 2005, up from $3.0 billion in 1981. We expect that this market will continue to grow as the population ages, continued computer usage increases the incidence of eye strain and consumers place greater emphasis on the fashion component of eyewear. Today, 175 million people in the U.S., or 59% of the population, need some form of vision correction, yet only 22% of all private sector employees in the U.S. are covered by employee vision benefits.

Background of the Employee Benefits Market:  Employers in the United States have historically offered a variety of insurance benefits in addition to salary as a means of attracting and retaining employees. Initially, these programs consisted primarily of medical benefits as basic financial protection against catastrophic medical events. Over time, employees have demanded that their benefit packages be expanded to include dental, vision and other benefits, commonly known as specialty benefits. While not as prevalent as medical insurance, specialty benefits are currently offered to an increasing percentage of employees.

As the benefits market has grown, so too has the cost of delivering the benefits. Premiums have increased to cover this increased cost of delivering benefits. As a result, the willingness and ability of employers to subsidize these benefit programs have decreased. In recent years, mounting cost pressures in health insurance have caused employers to shift more of the cost of specialty benefits to their employees. Benefits made available by an employer that are substantially or entirely paid for by the employee are termed “voluntary benefits.” As shown in the chart below, dental and vision benefits are substantially less expensive than other benefits and, unlike medical benefits, are not seen as indispensable. Therefore, dental and vision benefits are increasingly offered as voluntary benefits. We believe the percentage of specialty benefits sold as voluntary benefits will continue to grow as employers try to find ways to offer a broad employee benefits package while minimizing their own expenses.

Dental Benefits Market:  The dental benefits industry first developed in the 1960s when large commercial insurance carriers and non-profit service providers began to offer basic indemnity dental insurance, under which the insured was able to seek care from any licensed dentist. During the 1960s and 1970s, the interest from employees in these employer-funded plans was significant and led to rapid growth in the dental benefits market. The resulting increase in covered lives accelerated the overall discretionary utilization of dental services. This increased demand for dental services, in turn, resulted in higher prices. The need to address these increased costs led to the creation of the managed dental care industry.

As health maintenance organizations, or HMOs, increased in popularity as a means of managing medical costs, similar concepts were adopted for managing dental costs. Dental HMOs, or DHMOs, were formed with networks of dentists who agreed to provide dental care to their patients primarily on a capitated or per member fixed monthly payment basis. Under these arrangements, the dentist bore the risk if a patient utilized services.

Beginning in the mid-1990s, the number of dentists willing to participate in DHMO networks began to decline. For over a decade, the growth in the number of dentists had not kept pace with the growth of the U.S. population. In addition, one of the primary benefits of widespread fluoridation was a significant reduction in tooth extractions among the older population. From 1960 to 2000, the average number of original teeth in the mouth of an American over 65 increased from seven to 24. With the ratio of dentist-to-population declining and the number of teeth needing service increasing, dentists gained negotiating leverage with dental benefit providers. As a result, DHMO networks got smaller and purchasers of dental benefits demanded alternative products.

The dental benefits industry responded by creating dental preferred provider organizations, or DPPOs. Dentists participating in a DPPO were reimbursed on a fee-for-service basis, usually at pre-negotiated rates. Whereas under the capitated DHMO model dentists bore the risk if patients requested additional services, the DPPO structure enabled the level of reimbursement to increase as dentists provided more services. Because this structure was more attractive to dentists, benefit providers were able to create DPPO networks that were much larger than the DHMO networks. Because these plans were still predominantly employer-funded, the additional provider choice of DPPOs made them more attractive to members than the cost-efficient, streamlined DHMOs.

As DPPO plans grew in popularity, the amount of dental care provided grew rapidly, resulting in a substantial rise in aggregate dental costs and corresponding increases in DPPO premiums. In recent years, a few dental benefits providers have introduced a variety of products that represent modifications to the traditional DHMO and DPPO models. These hybrid products have wide variations in affordability, network size, and benefit structure to accommodate a spectrum of consumers.

Today, the U.S. dental benefits market is large and highly fragmented with market share distributed among large diversified health care organizations, large not-for-profit providers, and regional and specialty providers. We estimate that no single benefit plan company covers more than 15% of all dental benefit plan members in the U.S., which was a $40.5 billion market in 2004.

Vision Benefits Market:  Network based vision plans began in the 1960s. Employees are increasingly demanding vision benefits as part of their desired employee benefits package. From 2000 to 2006, the percentage of private employees covered by vision benefits increased from 17% to 22%.

Historically, vision provider networks consisted solely of private practice optometrists and ophthalmologists. The market has seen the emergence of retail eyewear stores, typically located in malls or shopping centers. The primary goal of these retail stores is to drive sales of glasses and contact lenses by offering eye examinations directly in the store. These retail stores offer benefit plans that cover basic, on-premise vision testing and a discount on products in their stores. Because owners of these stores generate a larger percentage of their profits from the sale of the eyeglasses and contact lenses than from premium revenue, their benefit plans are often priced below those offered by us and other non-retail based vision benefit plans.

From 1981 to 2003, the total vision care services and products market grew sevenfold. Similar to the expansion of the dental services market during the 1960s and 1970s, we believe that this growth in the vision care service and products market is partially attributable to increased insurance coverage driving increased discretionary utilization and awareness of the importance of good eye health. We expect that this trend will continue as the population ages, continued computer usage increases the incidence of eye strain and consumers place greater emphasis on the fashion component of eyewear.

Today, 175 million people in the U.S., or 59% of the population, need some form of vision correction, yet only 22% of all private sector employees in the U.S. have vision benefits. Moreover, 76% of private sector employees enroll for coverage when vision benefits are available.

Dental and Vision Provider Networks:  Managed care plans are designed to reduce the cost of health insurance by providing members with access to high-quality and cost-effective networks of providers. In order to access these large pools of customers, providers agree to a reduced reimbursement rate. Dental and vision networks are similar to medical networks in that these discounts are heavily negotiated with providers and detailed on a procedure-by-procedure basis.

In managed care plans, product strength and network size and quality are inextricably linked. A significant factor in successfully attracting new members is the quality and accessibility of the dental or vision benefit plan’s provider network. However, a significant factor in a benefit plan’s profitability is maximizing its providers’ discounts for services. Therefore, to be successful, a benefit plan must maximize its providers’ discounts without making the arrangement so unattractive that a quality provider refuses to join the network.

Dental and Vision Benefit Plans’ Financial Characteristics:  Dental and vision benefit plans carry considerably lower financial risk than medical benefit plans for members, providers and the plans themselves. Total monthly premiums for dental and vision benefit plans are often as little as 3% and 1% of medical plan premiums, respectively. Dental and vision care does not involve treatment for expensive catastrophic claims or long-term chronic conditions. The most expensive procedures and treatments are only a few thousand dollars. In addition, dental and vision benefit plans have historically not been subject to underwriting cycles like medical insurance benefit plans.

Given the nature of services provided, a dentist or eye health professional can typically complete all patient care in one or two visits. As a result, claims are submitted and processed promptly. Therefore, dental and vision benefit plans’ provider expenses are typically quantified within two to three months, in contrast to many other types of insurance which have very long claim development timeframes. While operating results can be greatly affected by the discretionary utilization of services on a month-to-month or quarter-to-quarter basis, this rapid claim resolution results in dental and vision benefit plans having much less volatile loss ratios on a year-to-year basis than medical benefit plans. Moreover, rapid claim resolution allows dental and vision insurers to quickly adjust product pricing to accurately reflect current cost trends, and better control expenses.

Our Competitive Strengths

We are the largest company in the United States focused exclusively on offering dental and vision benefit plans, with approximately 14,000 employer group customers and more than 4.8 million members, primarily in the South and Midwest. Our sole focus on dental and vision benefits allows us to offer customized solutions to all of the potential customers within our markets, irrespective of employer size or type. Many of our competitors emphasize offering more types of specialty benefits (e.g., dental, life, disability, long-term care) but then limit the available offerings within a benefit type (e.g., DPPO only) or only target large employer groups. We believe our key competitive strengths include the following:

Comprehensive and Flexible Product Suite.  We understand that every customer is unique. Accordingly, we seek to design and offer dental and vision benefit packages that meet our members’ needs across a range of price points. Our dental members can choose a benefit plan that balances affordability, benefits coverage and network size and corresponding access to care. For example, we offer an inexpensive DHMO product with a smaller network, a more expensive DPPO product with a larger network and an innovative hybrid product, or DEPO product. Like a DHMO product, our DEPO product requires each member seek care from within our network, but offers access to a substantially larger network than a typical DHMO product, in exchange for a slightly higher monthly premium. Our vision members can choose a benefit plan with customized premium and benefit levels without compromising access to our national network of optometrists and ophthalmologists. Our comprehensive dental benefit products and flexible vision benefit products deliver an attractive suite of benefit plans for all addressable customer segments.

Strength of Dental and Vision Provider Networks.  One of our core competencies is building and maintaining extensive networks of dental and vision providers. We establish network growth targets based on our strategic priorities and deploy our provider relations resources to meet these targets.

Many customers select one benefit plan over another based upon the number of providers in each plan’s network. We have added approximately 3,800 dentists to our networks since December 31, 2004 so that, as of September 30, 2006, our members could seek care from over 20,800 locations, concentrated in the states shown below. We believe it would be very difficult for a competitor to create equally extensive and deep multi-product networks on a de novo basis, making our networks significant barriers to entry into the dental benefits business in our target markets.

Similar to our dental networks, our national network of optometrists and ophthalmologists would be difficult to replicate and therefore represents a significant barrier to entry for new competitors. We have added over 2,800 provider locations to our national vision network since December 31, 2004 so that, as of September 30, 2006, our members could access professional eye care services from more than 18,800 independent optometrist and ophthalmologist locations throughout the country, as shown below. We intend to focus on expanding our vision membership in new geographic markets which we believe will further strengthen and support the expansion of our vision network.

We manage our networks with a provider relations staff that includes licensed dentists and optometrists. Our geographic focus allows us to cost effectively invest the time to develop the optimal mix of benefit schedules and provider management strategies in a concentrated area. We believe that our well-established competency in developing, maintaining and managing provider networks will allow us to expand our presence into additional geographies.

Effective Dental and Vision Benefits Distribution.  We employ a multi-channel distribution strategy to reach as many potential customers as possible in our target markets, irrespective of employer size or type. Through our twenty-eight years of experience, we have developed an understanding of how different customer segments purchase dental and vision benefits, and we have developed the following tailored distribution strategies:

•	We deploy our internal sales force to target large employers, including companies, government entities, schools and hospitals that operate within our geographic markets.

•	We work through a large group of independent agents with whom we develop and maintain relationships to target small- and mid-size employers who rely on these intermediaries to assist in carrier selection, enrollment and administration.

•	We use our telemarketing and internet sales capabilities to access the individual market.

•	We enter into arrangements with third parties to sell our dental and vision benefit plans in tandem with their other products.

•	We leverage our strong reputation with government agencies to sell our dental and vision benefit plans through government programs, including Medicare supplement plans and medical plans for the economically disadvantaged.

We focus on the voluntary benefits market and have developed strategies for maximizing enrollment in our benefit plans. After successfully competing to win an employer’s endorsement, we then direct our sales efforts to the employees. We design customized marketing materials, online interfaces with the employer’s intranet and human resource systems, and employee presentations to maximize enrollment. We have realized significant membership gains through these efforts during annual open enrollment periods.

Effective Management of Benefit Costs.  Our profitability depends on our ability to effectively manage dental and vision benefits expense relative to the fixed premiums we receive. We believe that our exclusive focus on the dental and vision benefit markets has enabled us to develop an expertise in managing these costs. In recent years, our members have increasingly purchased our more expensive products that generate higher revenue but carry higher benefit expenses. Nevertheless, by managing provider costs, we have maintained a total benefit expense to premium ratio below 70%. We utilize the following methodologies to manage our benefits costs:

•	Attractive reimbursement contracts with providers. We negotiate the reimbursement to our dental and vision providers as part of building and maintaining our provider networks. Our strong membership base in our target markets gives us the leverage to negotiate attractive reimbursement levels with our providers.

•	Benefit plan design. Our dental and vision benefit plans incorporate a variety of design elements that help control benefit costs. Our members are encouraged to utilize preventative services, such as dental cleanings and eye examinations which are low or no cost to our member, to avoid costly procedures in the future.

•	Sophisticated analytical review. We analyze our provider costs to identify and investigate unexpected changes in discretionary utilization of services, providers whose practice patterns fall outside of the norm, and employer groups whose profitability differs from what is expected. We use this data to adjust premiums and make necessary changes to provider networks.

•	Prepayment claims review. For some of our products, high cost procedures are reviewed prior to the provider being reimbursed. We utilize both internal and third party experts to insure that only appropriate procedures are covered.

Scalable Operating Platform.  We administer our dental and vision benefit plans through a centrally managed platform. We continue to enhance service efficiency by leveraging this platform. We have decreased selling, general and administrative expense as a percentage of total revenue in each of the last three years and during each of the nine months ended September 30, 2005 and 2006.

Our systems support our core operating functions of eligibility management, billing, claims processing and customer service in order to meet our members’ needs. We have developed a web-based service platform through which a member, employer, agent or provider can perform routine transactions. Our entire operating platform is scalable and we do not expect that it will require significant investment or upgrades to efficiently service our anticipated growth.

Experienced Management Team.  Our management team, comprised of nine professionals, has over 150 years of combined experience in the dental or vision benefits markets. This team was solidified in 2003 as we emerged from a phase of extensive integration and consolidation of prior acquisitions with the addition of our President and CEO, Kirk Rothrock, who has 20 years of experience in the specialty benefits industry. We believe our management team has the collective expertise to grow our membership and provider networks organically and through acquisition while managing costs.

Our Growth Strategy

Our objectives are to increase membership, revenue and profits, and to be a leading full-service dental and vision benefit plan company in selected markets. The core elements of our growth strategy include:

Deepening Penetration Within Existing Markets.  The five primary states in which we operate, Florida, Texas, Georgia, Illinois and Ohio, have a combined population of over 73 million people, or 25% of the total U.S. population. The U.S. Census Bureau estimates that these populations will grow by a collective average of 6.3% over the next five years, compared to 4.5% population growth nationwide. Accordingly, our existing markets provide opportunities for growth as the demand for specialty benefits increases. We expect to use our strong provider networks to add more members and, in turn, use our growing membership base to bolster our provider networks. We intend to leverage our competitive strengths to further increase membership by increasing the number of employer accounts we service and further penetrating our existing accounts.

Targeted Approach to Adding New Customers.  We believe that our targeted approach to adding new customers, together with our comprehensive and flexible set of products, makes us an attractive solution for employers choosing a benefits company and employees purchasing coverage. Examples of our approach include:

•	Large employers, including government entities, typically have thousands of employees across a range of income levels, leading these employers to demand highly customized product solutions. Our ability to provide the full spectrum of requested products, at differing price points, allows us to satisfy large employers’ demands and meet each employee’s needs.

•	Small- and mid-size employers typically rely on independent agents as intermediaries. We will continue to expand our relationships with existing independent agents and add additional agents. We offer tools that make it more efficient and easier for independent agents to do business with us, such as a dedicated customer service unit for independent agents, electronic quoting capabilities and internet-based customer reporting.

•	Government programs, including Medicare and Medicaid plans, increasingly have a dental and/or vision benefit component. We enjoy a long history and strong reputation among government agencies for delivering products to meet the needs of this unique population. We intend to create a dedicated sales organization to leverage our experience in this area and expand our geographic reach in order to offer our dental and vision benefit plans as a component of more of these government-funded programs.

•	Today, more people are working as independent contractors or are retirees whose benefits plans do not provide coverage for dental or vision health. We are one of the few dental or vision benefit providers that serves people in this growing class, who, like traditional employees, are increasingly demanding access to specialty benefits. We continue to invest in technology that facilitates the purchase of our individual products via the internet in order to distribute our products to the largest possible audience at the lowest possible cost.

Increasing Revenue from Existing Employer Groups.  We believe significant opportunities remain to gain additional membership in existing employer groups by increasing the percentage of employees that purchases our benefits and by cross-selling our dental or vision benefits into accounts where only one of our specialty benefits is offered. We plan to combine our directed marketing efforts with our reputation among our existing employer groups to increase our penetration in these existing employer groups.

We have developed a comprehensive approach to selling and enrolling individual employees. Our customized materials and experienced staff help new members choose the right product for them and allow existing enrolled members to move up and down the product spectrum and associated price points as their needs and financial conditions change over the years. We have realized significant membership gains through these efforts during annual open enrollment and plan to dedicate additional resources to this effort.

We typically market and sell our dental and vision benefit plans through the same distribution channels. With these common distribution channels and the complementary nature of our benefits offerings, we are able to cross-sell our products to existing employer groups. Our focus to date has been on soliciting large employers who solely offer our vision or dental products to provide the wider array of specialty benefits their employees are demanding. Since December 2003, the number of employer groups purchasing both product lines has increased from 361 to 825, and these groups currently represent over $100 million in annual premium revenue. We have begun working with our independent agents to increase awareness of our dual product lines and we expect to increase our cross sales into the middle and small group market.

Pursuing Third Party Distribution Arrangements.  We have successfully partnered with third parties to distribute and sell our dental and vision benefit plans. Our partners include medical insurance plans and other specialty benefit companies that use our products to deliver benefits they would not otherwise offer, as well as associations that promote our dental and vision benefit plans. By offering our dental and vision benefit plans, other insurance plan companies strengthen their product portfolio as they compete in their core markets. Because we exclusively offer dental and vision benefit plans, we do not compete with our partners’ core businesses. Associations offer access to our benefit plans to attract and retain members. Our comprehensive dental products, and flexible vision products allow our partners to deliver benefits products that meet their customers’ particular needs. We will continue to seek out new third party distribution partners to increase membership in existing and new markets. We believe that these partnerships give us distribution channels to reach potential members we would not otherwise readily access on our own.

Expanding Our Offerings to New Markets.  We believe there are a number of new markets contiguous to our existing primary markets that present opportunities for expansion, based on projected population growth and the current competitive landscape. We will pursue expansion by the following means:

•	The U.S. Office of Personnel Management recently awarded us a contract to deliver dental benefits to active and retired government employees throughout the Southeast, Midwest, and Mid-Atlantic regions. We intend to use the membership that we enroll through this contract as the critical mass to build our dental network in those markets. As the network grows, we will begin a commercial sales effort in those markets.

•	We currently provide dental and/or vision benefit plans to a number of employers, who as part of their growth strategy are expanding geographically. We intend to use the volume of new employees and employers’ name recognition to build dental and/or vision networks in those markets. We will then begin a commercial sales effort in those markets.

•	We plan to leverage our existing national vision network of over 18,800 optometrist and ophthalmologist locations to increase market share by selling to large, multi-location employer groups.

Completing Attractive Acquisitions.  We expect to opportunistically pursue acquisitions that deliver membership and provider networks in existing or new markets. The acquisition of a dental benefit plan in a new market can lower the risk of our expansion into that market by immediately providing a critical mass of members. The additional membership acquired from another vision benefit plan can increase our ability to negotiate with the existing providers in our national network and decrease our cost of benefits provided. In addition, we expect to utilize our network management capabilities and administrative efficiencies to increase any acquired benefit plan’s profitability.

Our Markets

We are geographically focused in attractive growth markets in the South and Midwest. We have identified Florida, Texas, Illinois, Georgia and Ohio as our primary target markets. These five states have a combined population of over 73 million people, or 25% of the total U.S. population. According to the U.S. Census Bureau, the aggregate population in these states is projected to grow by a collective average of 6.3% over the next five years, compared to 4.5% population growth nationwide.

The following map shows our state-by-state dental benefit plan membership as of September 30, 2006.

The following map shows our state-by-state vision benefit plan membership as of September 30, 2006.

Our Products

We have developed and deliver a broad suite of dental and vision benefits plans to large employer groups, including government entities, small and middle market accounts, government sponsored programs and individuals. Each of these plans provides a different balance of benefits coverage, network size and corresponding access to care, and affordability (both in terms of monthly premiums and reimbursement for office visits or procedures). Some consumers prefer access to larger networks of providers and are willing to pay higher premiums and co-payments. Other consumers prefer lower monthly premiums and co-payments and are willing to utilize smaller networks of available providers. We believe that our broad array of benefit plans allows our members to select a more preferable balance among these competing factors than they could under our competitors’ plans.

Dental Products.  We offer a full line of dental benefit products, which are sold individually or in combinations known as a multi-choice plans, and which enable members to choose from among a wide variety of dental benefit plans. Multi-choice plans enable us to offer employer groups significant additional flexibility and allow their employees to choose a dental benefit plan that best fits their needs. For example, the DHMO product price point is often less than half the price point of the DPPO product. Although the DHMO product has a small provider network and no out-of-network benefit, the relatively low pricing continues to appeal to many price sensitive employees. We have successfully sold, enrolled and serviced these multi-choice plans to meet the needs of different employees.

The breadth of our product offering has also allowed us to increase our enrollment in existing employer groups at renewal. During annual open enrollments, new employees can choose from multiple price point options while existing enrolled employees can move up and down the product spectrum and associated price points as their needs and financial conditions change over the years. Thus, while DHMO product enrollment may be declining, many of the members who originally enrolled in the DHMO product now purchase a different, and generally higher-priced, product from us.

	Benefits	Network Size /
Product	Coverage	Access	Premium Rates

DHMO	High	Low	Low
DEPO	High	Medium	Medium
DPPO	High	High	High
Indemnity	Medium	High	High
Scheduled	Low	High	Medium
Network Discount	Low	Medium	Low

DHMO products include capitation products, also known as “Prepaid Plans.” Under a DHMO product, members must seek services from within our network and receive their services from that network dentist. Basic services (cleanings, examinations, x-rays and simple fillings) are covered in full with little or no co-payment required from the member, while other services require scheduled co-payments from the member to the dentist. In a DHMO product, the dentist bears the majority of the expense risk if a patient utilizes services.

DEPO products combine the features of both DHMO and DPPO products. Under a DEPO product, dentists are paid from a negotiated fee-for-service schedule, similar to a DPPO product. Members must seek services from within our network and pay a scheduled co-payment at the time of service, similar to a DHMO product. We reimburse the provider for the difference between the members’ co-payment and the negotiated fee. In exchange for higher premium rates, members enjoy access to a larger network of dentists than in a DHMO product.

DPPO products are a traditional network-based insurance product in which members are required to pay deductibles and co-insurance that are lower if they seek services from within our network. The deductibles and co-insurance are typically higher than those required under our DHMO or DEPO products, as the more flexible benefit plan allows members to choose from an extensive network of dental providers.

Indemnity products are the most flexible type of dental benefit plan. Like the DPPO product, indemnity members are required to pay deductibles and co-insurance. Members may seek services from any licensed dentist, regardless of whether or not they are included in our provider network. The dentist is then reimbursed on a fee-for-service based on a Usual, Customary and Reasonable, or UCR, schedule.

Scheduled products allow members to obtain services from any licensed dentist. We, in turn, reimburse the member for the cost of these services equal to the amount listed in a pre-determined schedule. Scheduled dental plans typically provide significantly lower reimbursement levels than indemnity UCR products and, correspondingly, require significantly more out-of-pocket expense from the member.

Network Discount products provide members with dental care from a list of participating dentists who offer discounts from their usual and customary fees. Dentists agree to reduce their fees in exchange for inclusion in the network but receive payment for services directly from the patient.

Vision Products.  We offer a number of vision benefit plans.

VisionCare Plan product, or VCP, is a network-based benefit plan that provides coverage for eye examinations and glasses or contact lenses. Typically, eye examinations are covered once per year. Members pay a discounted amount for frames, lenses or contact lenses with the benefit limited to once per year or once every two years.

Primary Plus product is a unique medical benefit plan, sold to health insurance carriers in Florida. It is a capitation arrangement in which the carriers pay us a fixed fee to bear the financial risk of eye-related medical procedures and healthcare costs. The Primary Plus plan design is customized for each carrier and can include standard examinations, lens and frame benefits of traditional eye care plans, and/or the medical surgical component of a health insurance policy. Because of our strong provider relationships in Florida, the medical surgical component of Primary Plus is typically delivered by ophthalmologists who are paid a capitated amount and agree to bear the risk of utilization.

Other Products.

Ultimate Optical Laboratory is a full service wholesale prescription laboratory manufacturing eyeglasses primarily for all of our Primary Plus members and many of our VCP members in Florida.

ASO products are comprehensive sets of administrative services, including claims processing and payment, member eligibility processing, customer service and actuarial services, that larger employers use to manage their self-insured dental or vision benefit plans.

Sales and Marketing

Our customers represent a mix of large employer groups, including government entities, small- and mid-sized employer groups, government-sponsored programs, and individuals. In order to most effectively distribute our wide variety of benefit plans to this diverse member base, we have developed a multi-channel distribution system. Our sales and marketing efforts are designed to sell to all customer segments in our geographic markets, thereby maximizing membership volume and our provider network relationships.

Because customers in each segment typically purchase our benefit plans by different means, based on different criteria and through different intermediaries, we have developed a multi-channel distribution system that is able to target and sell to multiple diverse customer segments. This system enables us to achieve better market penetration in each customer segment by dedicating resources to understand and be responsive to market dynamics and customer needs.

Large employers have significant internal resources devoted to human resource administration, often demand significant plan customization and typically purchase benefits directly from the carriers. We have developed a specific competency in serving this customer segment, specifically with large employers that operate in defined geographic areas, such as state and local governments, school districts and hospitals. Our ability to win objective selection processes with government entities has increased local and regional awareness of our products, networks and technical skills, thereby improving our sales success with other potential customers in these geographic areas.

Small- and Mid-Sized Employer Groups typically do not have the resources to devote significant time to employee benefits oversight and administration. These employers typically rely on independent agents to act as intermediaries to assist in carrier selection, enrollment, and administration. We have developed and maintain relationships with independent agents in our select markets who focus on this customer segment. We have developed the necessary procedures and information systems to service this market sector.

Federal and State Governments are, collectively, the largest purchasers of healthcare benefits through programs such as Medicare, Medicaid and the Children’s Health Insurance Programs, or CHIPs. Many of these programs include dental and vision benefits, either as a component of a core benefit plan, or as an add-on benefit offered by an HMO that has contracted to provide the medical benefits. We have been successful in penetrating this customer segment. We have a long history of working with government agencies to develop dental and vision benefit plans that improve access to care within a defined budget.

Individual buyers of dental and vision benefit plans make up a growing customer segment. They are sole proprietors and consultants, employees whose employers do not offer group dental and vision benefit plans and retirees whose medical carrier does not include these benefits. We target this market through a telesales operation and through an internet marketing and sales capability.

Third Party Distribution.  Approximately one-third of small employers pursue an employee benefit strategy of purchasing multiple insurance programs (medical, dental, vision, life, etc.) through a single carrier in order to simplify administration of their benefit programs. To reach these buyers, we have entered into a number of third party distribution arrangements in which medical benefit plan carriers sell our dental and/or vision benefit plans as part of their product portfolio. We have also successfully pursued the endorsement of industry groups, trade associations, agency affiliations, and franchisee programs in order to penetrate those specific groups.

Members

Our members include employees of large, mid-sized and smaller private sector employers, employees of governmental entities, members of other groups, such as unions, and individuals. The following table shows the breakdown of our groups and members, which includes subscribers and their dependents, as of September 30, 2006.

Size of Group		Members
by Number of Members	Number of Groups	Total	% of Total

1000+	193	3,612,000	75.2%
101-1000	1,077	553,000	11.5%
51-100	1,108	154,000	3.2%
11-50	4,687	213,000	4.4%
<10	6,975	63,000	1.4%

Total Groups	14,040	4,595,000	95.7%
Individuals	110,932	206,000	4.3%

Total	124,972	4,801,000	100.0%

Our ten largest employer groups accounted for 24.9% and 25.8% of our revenue for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Our largest employer group accounted for 5.0% of our revenue for the year ended December 31, 2005 and the nine months ended September 30, 2006.

Provider Networks and Claims Cost Management

Significant factors in attracting employer groups and members are the quality and accessibility of the local dental and vision providers. Our networks include over 20,800 dental locations, many of which are concentrated in key strategic geographic regions, and a nationwide network of over 18,800 independent optometrist and ophthalmologist locations.

Our relationships with dental and vision providers are based on our ability to aggregate membership and direct that membership to our contracted providers. This direction, or steerage, comes through the design of our benefit plans in which members receive greater benefits coverage by obtaining care from contracted providers. In return, the contracted providers accept a lower level of reimbursement compared to their standard fees when providing services to our members. This dynamic dictates our marketing strategy of targeting all dental and vision benefit plan purchasers in a specific geography in order to deliver as many members as possible to our contracted providers.

Broad Regional Dental Networks:  A key contributor to our success in the dental benefits business has been our well-established competency in network development, maintenance and management skills. Our provider relations strategy focuses on deploying resources selectively to reflect the geographic and product specific diversity of dental care availability. We believe it would be very difficult for a competitor to create equally extensive and deep multi-product networks on a de novo basis, making our networks significant barriers to entry into the dental benefits business in our target markets.

National Vision Network:  Our national network of over 18,800 private practice optometric and ophthalmologic locations is one of the few truly national networks of vision providers and is particularly attractive to employer groups and members because of its high level of customer satisfaction. With our large vision network, we offer a competitive combination of stable pricing, quality care and member convenience that is responsive to the demands of our members.

Claims Cost Management:  An important element in our success is our active monitoring of provider costs. We have used rigorous cost analysis to develop provider reimbursement strategies that have minimized increases in provider costs. The analyses also support product pricing that accurately reflects loss ratios, administrative charges and price elasticity in each segment.

Government Contracts

Many of our large employer group customers are government entities. We also derive a material portion of our revenue from Medicare, Medicaid and other government-sponsored programs for the economically disadvantaged. In 2005 and the first nine months of 2006, revenue from government employer groups and government-sponsored programs accounted for 46% and 47%, respectively, of our total premium revenue. Typically, we provide dental and vision benefits to government employees and participants in government-sponsored programs pursuant to written, multi-year contracts with the government or with HMOs for whom we operate as subcontractors. These engagements typically have pre-established premium rates that require annual approval of any increases. Renewals of these engagements are subject to a competitive bidding process. In the past, we have typically been successful in maintaining existing relationships with government entities and government-sponsored programs. However, there is no guarantee that we may continue to do so in the future. In addition, government entities often reserve the right to change the scope of our engagement with limited notice, for lack of approved funding or at their convenience. See “Risk Factors — Our business may be harmed as a result of the government contracting process, which is a competitive bidding process that involves risks not present in the commercial contracting process.”

Competition

We are the largest company focused exclusively on providing dental and vision benefit plans in the United States. The markets in which we operate are competitive and contain large diversified competitors maintaining a significant share in each market. A number of our competitors possess greater financial and other resources than we do.

Our principal competitors for contracts, members and providers vary by geographical area, but are broadly categorized as follows:

•	Managed Care Organizations. Many of these companies offer dental and vision benefit plans to complement their medical benefit plans. They attempt to leverage their core medical benefit plans to sell specialty benefits and may be able to offer discounted pricing for a bundle of products. In most cases, their strategy for selling, pricing and managing their medical benefit plans drives their strategy for their dental and vision benefit plans. Many of these competitors focus heavily on large national accounts and they generally have narrower dental or vision benefit product lines than we do. Major participants in this segment include BlueCross/BlueShield plans, Aetna Inc., CIGNA Corporation and UnitedHealth Group Incorporated.

•	Specialty Insurance Companies. These companies offer dental and vision benefit plans as part of a broader line of specialty benefits (e.g. life insurance, disability, long term care). Many of them use dental and vision benefit plans as “door openers” since these products are lower priced and less complicated than other products. Similar to the managed care organizations, the specialty insurance companies typically target market segments for dental and vision benefit plans that are consistent with their prospects for their other specialty products. Major participants in this segment include MetLife, Inc. and Assurant, Inc.

•	Non-profit Specialists. Both the dental and vision benefit markets have a large non-profit organization that has significant market share. Delta Dental plans are a collection of individual state plans that operate as a national franchise under a common marketing umbrella. Vision Service Plan offers a vision benefit plan through a network of private practice eye care professionals. Due to their size and specialization in either dental or vision products, these companies are leaders in the industry.

•	Regional Specialists. There are a number of regional companies that offer dental or vision benefit plans. While typically smaller than we are, they compete on much the same basis as we do. They attempt to leverage their local concentration and market knowledge to outmaneuver their larger competitors.

•	Vision Retail Outlets. Vision retail outlets, typically located in malls or shopping centers, offer benefit plans that can be used to obtain eye examinations, eyeglasses or contact lenses in their stores. These companies generate the bulk of their profit from the sale of the eyeglasses rather than from the benefit plans they offer. As such, they can normally offer prices below those offered by us and other non-retail based vision benefit plans. Major participants in this segment are EyeMed Vision Care LLC and Davis Vision, Inc.

Government Regulation

Overview

Our dental and vision benefit programs are and will continue to be subject to substantial state government regulation which has a broad effect on our operations. In addition to state laws and regulations, our provider network leasing and administrative services relationships with Medicare and Medicaid HMOs are subject to substantial federal government regulation. These state and federal laws are intended primarily for the benefit of the members and the providers of dental and vision services. The regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Frequently, applicable laws and rules change.

In order to operate our dental and vision healthcare programs, we must obtain and maintain certificates of authority or licenses from each state in which we operate. In some cases, this requires two or more types of licenses or certifications to sell a variety of different types of insurance and managed care-based programs. For example, in North Carolina an Accident and Health license is required for us to write indemnity insurance products, a DPPO certification is required to deliver our DPPO products, and an HMO license is required in order to deliver in-network only managed care products.

In order to remain licensed or certified we generally must demonstrate, among other things, that we have the financial resources necessary to pay our anticipated dental and vision claims costs and have the infrastructure needed to account for our costs and otherwise meet applicable licensing requirements. Each of our licensed/certified entities is required to report its financial performance to the appropriate regulatory agency in the state in which the entity is domiciled on a quarterly and annual basis. Each entity also undergoes periodic market conduct and financial audits by the applicable state agencies. These state audits are normally conducted on a triennial basis or other basis established by law. They may, however, occur more frequently at the discretion of the state regulatory body.

In addition to state market conduct and financial audits, we are subject to periodic reviews by the Medicare and Medicaid HMOs for activities under a provider network leasing or administrative services type of agreement. These reviews are normally conducted on an annual basis, and are for the purpose of monitoring our compliance with applicable Medicare and Medicaid laws as a down-stream contractor.

State Regulation

Each of our dental and vision subsidiaries is licensed in each state in which it operates and is subject to the rules, regulations and oversight by the applicable state department of insurance as well as other state governmental bodies depending upon licensure type. We cannot generally enter new states on a de novo basis without first obtaining required licenses and approvals, a process which can take as long as two years or more in certain states. These regulatory delays may interfere with management’s plans for further geographic expansion.

Our dental and vision subsidiaries file reports with state agencies describing their capital structure, ownership, financial condition, certain inter-company transactions and business operations. Our dental and vision subsidiaries that hold HMO-type licenses are also generally required to demonstrate, among other things, that we have an adequate provider network, that our systems are capable of processing providers’ claims in a timely fashion and that we are able to collect and analyze information needed to manage our business. Additionally, the states require filing for approval of products, certain product literature, premium levels and contract forms with our members, dental and vision providers and others. These requirements may cause delays in implementing changes or introducing new products, and in some cases may establish minimum benefit levels or maximum rates that can be charged for our products.

State regulations also require the prior approval or notice of acquisitions or similar transactions, and of certain transactions between the licensed entity and its parent or affiliated entities or persons. Generally, our subsidiaries are limited in their ability to pay dividends to their stockholders due to state statutory requirements and, in some cases, are subjected to prior review and approval by the state department of insurance.

Additionally, the lobbyists and independent agents we engage to assist us may be subject to state and local laws and regulations depending on the state or local municipality in which they operate. These laws and regulations may include requirements to register or obtain a license from the applicable state agency or local municipality, report certain expenses associated with their lobbying activities and maintain certain books and records. For example, in Florida, lobbyists are required to register with the state as well as report quarterly on compensation received.

Federal Regulation

Our dental and vision subsidiaries are mainly regulated under state law. The McCarran-Ferguson Act permits the states to regulate the business of insurance. Under the Act, insurance is exempt from some federal antitrust statutes to the extent that it is regulated by the states. The exemption primarily applies to gathering data for the purposes of ratemaking. Otherwise, antitrust laws prohibit insurers from boycotting, acting coercively, restraining trade, or violating the Sherman or Clayton Acts.

Although our dental and vision subsidiaries are mainly regulated under state law, we do contract with Medicare HMOs who are contracted with the Centers for Medicare and Medicaid Services, or CMS, to provide services to Medicare beneficiaries and perform certain administrative functions on behalf of the Medicare HMO. As a subcontractor or “down-stream contractor” under Medicare regulations, we are subject to extensive federal regulations applicable to Medicare managed care programs, some of which are described in more detail below. CMS may audit any HMO plan operating under a Medicare contract, including its down-stream contractors, to determine the plan’s compliance with federal regulations and contractual obligations.

Additionally, the U.S. Office of Personnel Management recently awarded us a contract to provide dental insurance to active and retired federal employees under the Federal Employee Dental and Vision Benefits Program. As a result, we are now subject to numerous federal laws and regulations, including the Federal Acquisition Regulation Contract Cost Principles and Procedures that set forth the cost principles and procedures for verifying cost or pricing data and evaluation of cost elements to assess the necessity for and reasonableness of price increases.

Lobbyists we engage to assist us are subject to federal regulations and may be required to register or obtain a license from the federal government. Federal regulations may also require the reporting of compensation paid to lobbyists and certain expenditures associated with lobbying activities and the maintenance of books and records in connection with lobbying activities.

Fraud and Abuse Laws

The federal anti-kickback statue imposes criminal and civil penalties for paying or receiving remuneration, which includes kickbacks, bribes and rebates, in connection with any federal health program, including the Medicare program. This law applies to us as a down-stream contractor for several Medicare HMOs as well as a contractor under the Federal Employee Dental and Vision Benefits Program. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. In some markets, states have adopted similar anti-kickback provisions, which apply regardless of the source of reimbursement.

The office of the Inspector General has adopted safe harbors related to managed care arrangements. These safe harbors describe relationships and activities that are deemed not to violate the federal anti-kickback statute. However, failure to satisfy each criterion of an applicable safe harbor does not mean that an arrangement constitutes a violation of the law; rather the arrangement must be analyzed on the basis of its specific facts and circumstances. Business arrangements that do not fall within a safe harbor create a risk of increased scrutiny by government enforcement authorities. We have attempted to structure our risk-sharing arrangements with our providers and the discounts we receive from contracting providers to satisfy the requirements of the safe harbors. There can be no assurance, however, that upon review regulatory authorities will determine that our arrangements do not violate the federal anti-kickback statute.

CMS has promulgated regulations that prohibit health plans, including their down-stream contractors, from including any direct or indirect payment to physicians or other providers as an inducement to reduce or limit medically necessary services to a Medicare beneficiary. These regulations impose disclosure and other requirements relating to physician incentive plans including bonuses or withholdings that could result in a physician being at “substantial financial risk” as defined by Medicare regulations. Our ability to maintain compliance with these regulations depends, in part, on our receipt of timely and accurate information from our providers. We conduct our operations in an attempt to comply with these regulations and we are subject to audit and review. It is possible that regulatory authorities may challenge our provider arrangements and operations and there can be no assurance that we would prevail if challenged.

Federal False Claims Act

As a contractor under the Federal Employees Dental and Vision Benefits Program as well as Medicare down-stream contractor, we are subject to a number of laws that regulate the presentation of false claims or the submission of false information to the federal government. For example, the federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity who it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The federal government has taken the position that claims presented in violation of the federal anti-kickback statute may be considered a violation of the federal False Claims Act. Violations of the False Claims Act are punishable by treble damages and penalties of up to $11,000 per false claim. In addition to suits filed by the government, a special provision under the False Claims Act allows a private individual whistleblower, such as a disgruntled former employee, competitor or patient, to bring an action under the False Claims Act on behalf of the government. This provision permits the whistleblower to share in any settlement or judgment that may result from that lawsuit. Although we strive to operate our business in compliance with all applicable rules and regulations, we may be subject to investigations and lawsuits under the False Claims Act that may be initiated either by the government or a whistleblower. It is not possible to predict the impact such actions may have on our business.

Executive Order 13224 — Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism

The Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism became effective on September 24, 2001. This executive order was enacted in response to the terrorist attacks of September 11, 2001 to prohibit transactions with persons who commit, threaten to commit or support terrorism.

Under the Executive Order, all U.S. individuals and businesses are prohibited from engaging in any kind of transaction with persons, groups or entities designated as terrorists or as their supporters or associates. A list of Specially Designated Nationals, or SDN’s, consisting of “drug kingpins,” terrorists and others considered a danger to the United States, is kept by the Treasury Department’s Office of Foreign Assets Control. Known as the “OFAC List” or the “SDN List,” it contains over 5,000 names and is updated often. No individual or business in the U.S., or the foreign subsidiaries of U.S. companies, may conduct any kind of business with anyone on the OFAC List, and companies are expected to keep track of all changes. Penalties for violations of the Executive Order can be severe including having the violator’s assets frozen or forfeited and up to $500,000 in penalties. Although we have established policies and procedures in an attempt to comply with these requirements, there can be no assurance that upon review regulatory authorities will find that we are in compliance with these requirements.

Privacy Laws

Over the past 10 years the U.S. Congress has passed several sweeping privacy reform initiatives creating consumer protections regarding the use and disclosure of an individual’s non-public personal and health information, most notably, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Gramm-Leach Bliley Act of 1999, commonly referred to as Gramm-Leach. Under these Acts, our dental and vision subsidiaries must provide information to insureds about their privacy rights and how their information can be used or disclosed, adopt privacy procedures for the organization, train employees so that they understand the privacy procedures, designate an individual to be responsible for seeing that the privacy procedures are adopted and followed, and secure the insureds’ records that contain non-public or individually identifiable health information so that they not readily available to those who do not need them. Additionally, the states may promulgate privacy laws that are stricter than the requirements under Gramm-Leach or HIPAA. Although we have established policies and procedures in an attempt to comply with these requirements, there can be no assurance that upon review regulatory authorities will find that we are in compliance with these requirements.

HIPAA

HIPAA imposes requirements relating to a variety of issues that affect our business including the privacy and security of medical information, the standardization of electronic transactions, and the establishment of uniform healthcare provider, payor and employer identifiers.

The primary purpose of the privacy component of the HIPAA regulations is to protect and enhance the rights of consumers by providing them access to their health information and controlling the inappropriate use of that information, and to improve the efficient and effectiveness of healthcare delivery by creating a national framework for health privacy protection that builds on efforts by states, health systems, individual organization and individuals. The final rule for security standards establishes minimum standards for the security of individually identifiable health information that is transmitted or maintained electronically.

On February 16, 2006, the U.S. Department of Health and Human Services issued final regulations regarding HIPAA enforcement. These regulations, among other matters, provide for the imposition of civil money penalties on entities that violate HIPAA rules, elaborate upon the investigation process, and establish bases for liability and determination of the penalty amount, grounds for waiver, conduct of the hearing, and the appeal process. We conduct our operations in an attempt to comply with the requirements of the HIPAA rules, however, there can be no assurance that upon review regulatory authorities will find that we are in compliance with these requirements.

Employee Retirement Income Security Act of 1974

The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, or ERISA. ERISA regulates certain aspects of the relationships between plans and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.

In 2001, the U.S. Department of Labor adopted federal regulations that establish claims procedures for employee benefit plans under ERISA. The regulations shortened the time allowed for health plans to respond to claims and appeals, established requirements for plan responses to appeals, and expanded required disclosures to participants and beneficiaries.

Required Statutory Capital

Our dental and vision subsidiaries are required by state law to maintain minimum levels of statutory capital. The minimum statutory capital requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of total liabilities, a percentage of annualized health care costs, or risk-based capital, or RBC, requirements. The RBC requirements are based on the guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. If adopted by the state, the RBC requirements may be modified as each state legislature deems appropriate for that state. Currently, many of our dental and vision subsidiaries are required to file RBC calculations in their states of domicile as well as with the NAIC. These requirements assess the capital adequacy of the subsidiary based upon investment asset risks, insurance risks, interest rate risks and other risks associated with its business to determine the amount of statutory capital believed to be required to support the entities business. If the statutory capital level falls below certain required capital levels, the entity may be required to submit a capital corrective plan to the state department of insurance, and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation or liquidation proceedings.

Legislative Changes and Proposals

Proposals are regularly introduced in the U.S. Congress and various state legislatures relating to health care and managed health care reform. The provisions of legislation that may be introduced or adopted at the state or federal level cannot be accurately and completely predicted and we, therefore, cannot predict the effect of proposed or future legislation on our operations.

Legal Proceedings

We are subject to various claims and legal actions that arise in the ordinary course of our business. In our opinion, we are not currently party to any proceeding that would have a material adverse effect on our financial condition or results of operation.

Facilities

Our headquarters are in Roswell, Georgia and we have additional operations sites in Chicago, Illinois, Tampa, Florida and Miami, Florida. We also have twelve field offices that house sales and provider relations staff. All of our facilities are leased. We believe that equally suited facilities are available in several other areas throughout the U.S. The following table summarizes information with respect to our major facilities:

Location	Area (Sq. Feet)	Lease Expiration Date

Roswell, Georgia	58,807	2014
Chicago, Illinois	22,412	2009
Tampa, Florida	18,451	2009
Miami, Florida	15,969	2015

Employees

As of September 30, 2006, we had 699 full-time employees. None of our employees is covered by a collective bargaining agreement. We believe that our relationships with our employees are good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors, executive officers and key employees, including their ages as of October 31, 2006.

Name	Age	Position

Executive Officers and Directors
Kirk Rothrock	48	President, Chairman and Chief Executive Officer
George Dunaway	46	Executive Vice President, Chief Financial Officer and Treasurer
Bruce Mitchell	51	Executive Vice President, General Counsel and Secretary
Alan Stewart	40	Executive Vice President and Chief Actuary
Mary Kay Gilbert	48	Senior Vice President Operations
John Lumpkins	56	Senior Vice President Sales
Karen Mitchell	49	Vice President Human Resources
Scott Hilinski(1)	38	Director
Roger Kafker(1)	44	Director
David Klock, Ph.D.(1),(2)	62	Director and Chairman Emeritus
Constantine Mihas(3)	39	Director
Joseph Nolan	42	Director
David Scott, Jr., Ph.D.(2),(3)	64	Director
Other Key Employees
Howard Braverman, O.D.	59	Senior Vice President — Vision
Ken Hammer, D.D.S.	46	Vice President and National Dental Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the nominating and corporate governance committee.

Kirk Rothrock.  Mr. Rothrock has served as our President and Chief Operating Officer since October 2003, a director since January 2004, Chief Executive Officer since July 2004 and Chairman since June 2006. Beginning in March 1999, Mr. Rothrock was the President of Intracorp where he focused on sales and account management processes. He has twenty years experience in the employee benefits industry, holding positions with Blue Cross & Blue Shield, EMPHESYS Financial Group, Humana, and CIGNA. Mr. Rothrock holds both a B.S. and an M.B.A. from Pennsylvania State University.

George Dunaway.  Mr. Dunaway has served as our Executive Vice President, Chief Financial Officer and Treasurer since April 2003. Beginning in 1999, Mr. Dunaway was the Chief Financial Officer of Matria Healthcare where he was responsible for accounting, finance, business development, planning, taxation and investor relations. Mr. Dunaway holds a B.E. from Vanderbilt University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Bruce Mitchell.  Mr. Mitchell has served as our Executive Vice President and General Counsel since February 1996. He also serves as our Secretary and oversees our vision operations. Mr. Mitchell first became associated with us as outside legal counsel in 1982. Prior to joining us, Mr. Mitchell was a named partner in the law firm of Reinman, Harrell, Mitchell & Wattwood, P.A. located in Melbourne, Florida. He practiced corporate and securities law, with specific emphasis on merger and acquisition transactional activity. Karen Mitchell, our Vice President Human Resources and Associate Corporate Counsel, is Mr. Mitchell’s spouse. Mr. Mitchell holds a B.A. from the University of South Florida and a J.D. from the University of Florida. Mr. Mitchell is also a Certified Public Accountant.

Alan Stewart.  Mr. Stewart has served as our Executive Vice President and Chief Actuary since January 2000. Prior to joining us, Mr. Stewart was Assistant Vice President and Actuary for Blue Cross Blue Shield of Georgia from 1994 through 1999 where he was responsible for setting reserves, developing and negotiating reimbursement levels and incentive arrangements, developing HMO rate filings, and setting the base pricing levels for all medical products. Mr. Stewart holds a B.A. from the University of North Carolina. Mr. Stewart is also an Associate in the Society of Actuaries and a Member of the American Academy of Actuaries.

Mary Kay Gilbert.  Ms. Gilbert has served as our Senior Vice President — Operations since July 2004. Beginning in May 2002, Ms. Gilbert was an independent consultant for Cox Communications and in November 2002 Ms. Gilbert became the Vice President of Operations at Cox Communications where she was responsible for customer care, field services, retail operations and telephony operations. Beginning in May 1998, Ms. Gilbert was Vice President of Walt Disney World Reservation Center where she was responsible for the travel planning for Disney guests including rooms, dining and special events. Ms. Gilbert holds a B.S. from Northern Illinois University and an M.B.A. from DePaul University.

John Lumpkins.  Mr. Lumpkins has served as our Senior Vice President — Sales since April 2006. From March 2001 to November 2004, Mr. Lumpkins was the Regional Vice President, Small Group, Southeast Region for United Healthcare where he was responsible for managing a sales force of over 120 people. Mr. Lumpkins was a consultant for Kaiser Permanente from November 2004 through April 2006. In addition, Mr. Lumpkins has more than twenty years of insurance market experience including sales and product line development, consulting for health insurance companies, and serving in business development, product development, and profit and loss manager roles for Cairnstone, Assurant Health and John Alden Life Insurance Company. Mr. Lumpkins holds a B.S. from Florida Atlantic University and has attended the Wharton Executive Leadership Program.

Karen Mitchell.  Ms. Mitchell has served as our Vice President Human Resources and Associate Corporate Counsel since June 1997. Ms. Mitchell first became associated with us as a consultant in the summer of 1996 and later served as our Human Resources Director from September 1996 through June 1997. Prior to joining us, Ms. Mitchell was a partner in the law firm of Reinman, Harrell, Mitchell & Wattwood, P.A. located in Melbourne, Florida. She practiced labor relations, domestic relations, litigation, personal injury, and criminal defense. Bruce Mitchell, our Executive Vice President and General Counsel, is Ms. Mitchell’s spouse. Ms. Mitchell holds a B.S. from the University of Florida and a J.D. from Florida State University.

Scott Hilinski.  Mr. Hilinski has served as a director since July 2000. He has been employed by Nautic Partners LLC since 1995, and currently serves as a Managing Director. Mr. Hilinski concentrates on transactions involving businesses in the healthcare services industries. Mr. Hilinski holds an A.B. from Harvard College.

Roger Kafker.  Mr. Kafker has served as a director since July 1999. He has been employed by TA Associates, Inc. since 1989, and currently serves as a Managing Director. Mr. Kafker concentrates on transactions involving growth service businesses in the financial, consumer and healthcare services industries. Mr. Kafker currently serves on the board of directors of Clayton Holdings, Inc. Mr. Kafker holds a B.A. from Haverford College and an M.B.A. from the Harvard Business School.

David Klock, Ph.D.  Dr. Klock has served as a director since 1984. He served as Chairman from 1993 through June 2006. He currently serves as Chairman Emeritus. He is currently employed by California State Polytechnic University, Pomona where he has served as Dean of the College of Business Administration since June 2005. Prior to joining California State, Dr. Klock was our Chief Executive Officer from July 1993 through July 2004 and our President from November 1991 through May 1993. Dr. Klock holds a B.S. from Northeastern University and an M.S. and Ph.D. in Finance from the University of Illinois.

Constantine Mihas.  Mr. Mihas has served as a director since May 2006. He has been employed by GTCR Golder Rauner, LLC since 2001, and currently serves as a Principal. Mr. Mihas concentrates on transactions involving businesses in the healthcare and pharmaceutical industries. Mr. Mihas holds a B.S. in Finance and Economics from the University of Illinois and an M.B.A. from the Harvard Business School. Mr. Mihas has informed us that he intends to resign from our board of directors and as a member of our nominating and corporate governance committee shortly after the consummation of this offering.

Joseph Nolan.  Mr. Nolan has served as a director since October 2002. He has been employed by GTCR Golder Rauner, LLC since 1994, and currently serves as a Principal. Mr. Nolan leads GTCR’s healthcare services group. Mr. Nolan currently serves on the board of directors of HealthSpring, Inc. Mr. Nolan holds a B.S. in Accounting from the University of Illinois and an M.B.A. from the University of Chicago. Mr. Nolan has informed us that he intends to resign from our board of directors shortly after the consummation of this offering.

David Scott, Jr., Ph.D.  Dr. Scott has served as a director since February 1996. Dr. Scott recently retired as the Phillips-Schenck Chair in American Private Enterprise, Executive Director of the Dr. Phillips Institute for the Study of American Business Activity, and Professor of Finance at the University of Central Florida. He had been a member of the University of Central Florida’s faculty since 1982. Dr. Scott holds a B.S.B.A. from the University of Akron, an M.B.A. from the University of Detroit, and a Ph.D. from the University of Florida.

Howard Braverman.  Dr. Braverman has served as our Senior Vice President — Vision since we acquired OHS in July 2000. Dr. Braverman holds a B.S. from the University of Miami (Fla.) and a Doctor of Optometry from the University of Houston. Dr. Braverman has practiced optometry for over 28 years in Florida and has served as President of the American Optometric Association and Chairman of the Florida State Board of Optometry.

Ken Hammer.  Dr. Hammer serves as our Vice President and National Dental Director. Dr. Hammer joined us in 1988, returned to graduate school to earn his M.B.A., and then rejoined us in 1992. Dr. Hammer holds a B.S. and D.D.S. from Ohio State University and an M.B.A. from Florida Atlantic University. Prior to joining us in 1988, Dr. Hammer practiced general dentistry in Ohio.

Board of Directors

We currently have seven directors, each of whom was elected as a director under the board of directors composition provisions of a stockholders agreement which will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Two of our current directors, Constantine Mihas and Joseph Nolan have informed us of their intent to resign from our board of directors shortly after the consummation of this offering.

Following this offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms and with each class consisting of as nearly equal a number of directors as possible. Our board of directors will consist of three Class I directors (currently          ,           and          ), two Class II directors (currently           and          ) and two Class III directors (currently           and          ), whose initial terms will expire at the annual meetings of stockholders held in 2007, 2008 and 2009, respectively. Thereafter, directors will be elected to serve from the time of election until the third annual meeting following election. Our classified board of directors could have the effect of making it more difficult for a third party to acquire control of us. Within twelve months of the effective date of the registration statement of which this prospectus is a part, we intend to expand the board of directors and elect one additional Class    director, who will not be an officer or employee of the Company, and who will be independent under the Securities Exchange Act of 1934 and the applicable rules of the Nasdaq Global Market. The rules of the Nasdaq Global Market require that the majority of our directors be independent within

one year after the completion of this offering. Our board of directors has determined that          ,          ,           and          , comprising the majority of the members of our board of directors, satisfy the independence criteria of the Nasdaq Global Market.

Kirk Rothrock, our President and Chief Executive Officer, serves as the Chairman of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the rules of the SEC and the Nasdaq Global Market that are currently applicable to us and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit Committee.  David Klock, David Scott and           currently serve on the audit committee.           serves as the Chairman of the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor, Ernst & Young LLP;

•	overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

•	resolving disagreements between management and our independent auditor;

•	pre-approving all auditing and permissible non-audit services (except de minimis non-audit services), and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	reviewing and approving all related party transactions for potential conflict or interest situations;

•	establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditors and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

Our board of directors has determined that           qualifies as an “audit committee financial expert” as defined under the Securities Exchange Act of 1934 and meets the financial literacy requirements of the applicable rules of the Nasdaq Global Market. In making its determination, our board of directors considered the nature and scope of the experiences and responsibilities           has previously had with SEC reporting companies.           and           are “independent” for audit committee purposes under the applicable rules of the Nasdaq Global Market and the SEC. As required by applicable rules, within twelve months of the effective date of the registration statement, of which this prospectus is a part,          will resign from the audit committee and will be replaced by a third “independent” director.

Compensation Committee.  Scott Hilinski, Roger Kafker and David Klock currently serve on the compensation committee.          serves as the Chairman of the compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	determining the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our incentive-based compensation plans and equity-based compensation plans; and

•	reviewing and making recommendations to the board of directors with respect to director compensation.

Nominating and Corporate Governance Committee.  Constantine Mihas, David Scott and           currently serve on the nominating and corporate governance committee. Mr. Mihas has informed us that he intends to resign from the nominating and corporate governance committee shortly after the consummation of this offering.           serves as the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board of directors criteria for board of directors and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board of directors’ committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors and management.

Director Compensation

Directors who are also our employees receive no additional compensation for their services as directors. Our non-employee directors each receive an annual fee from us of $     . In addition, we pay our non-employee directors a fee of $      for each in-person board of directors meeting they attend and $      for each telephonic board of directors meeting they attend. The chairperson of our audit committee receives an additional annual fee of $     , and the chairperson of our compensation committee receives an additional annual fee of $  . We also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of directors and committee meetings. However, our directors who are affiliated with the TA Funds, the GTCR Funds and the Nautic Funds have agreed to forego board of directors and board of directors committee compensation, including the equity compensation described below, for so long as their respective employer beneficially owns more than  % of our common stock.

Pursuant to the terms of the 2007 Option Plan, as described below, directors will be permitted to defer all, or a portion, of their director compensation fees. All deferred fees will be converted to stock units based on the fair market value of shares of our common stock on the date the fees would otherwise be paid. The units may be settled in shares in a lump sum when the director resigns from the board of directors.

Upon election to the board of directors, non-employee directors are granted an option to purchase           shares of our common stock, which option vests in equal installments over   years. Additional grants to our non-employee directors will be made every   years. The exercise price of these stock options is the fair market value of our shares of common stock as determined by the board of directors as of the date of the option grant. The vesting of these stock options accelerates upon a change of control of the Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Dr. Klock is the only current member of our compensation committee that has ever been an employee of the Company. Dr. Klock’s employment as our chief executive officer ended in July 2004.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Executive Compensation

The following summarizes the compensation earned during the year ended December 31, 2005 by our Chief Executive Officer and our four other most highly compensated executive officers who were serving as executive officers on December 31, 2005 and whose total compensation exceeded $100,000. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

	Annual Compensation
				Other Annual	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Compensation(2)

Kirk Rothrock	2005	$335,167	$251,374	—	$3,068
President and CEO
George Dunaway	2005	251,680	188,780	—	3,063
Executive V.P. and CFO
Bruce Mitchell	2005	256,600	100,000	—	3,702
Executive V.P. and General Counsel
Alan Stewart	2005	234,000	42,000	—	3,898
Executive V.P. and Chief Actuary
Mary Kay Gilbert	2005	190,550	25,500	$56,066 (3)	2,687
Senior Vice President Operations

(1)	Excludes benefits and perquisites received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer’s annual compensation reported in this table.

(2)	Amounts shown are comprised of our $1,500 contribution to each named executive officer’s account under our 401(k) plan and our payment of term life insurance premiums on behalf of each named executive officer.

(3)	This amount represents a payment of $56,066 for relocation expenses.

Option Grants in the Year Ended December 31, 2005

We did not grant any stock options during the year ended December 31, 2005. We have never granted any stock appreciation rights.

Option Exercises in the Year Ended December 31, 2005 and Option Values as of December 31, 2005

The following table sets forth certain information concerning the number and value of any unexercised options held by the named executive officers at December 31, 2005. None of our named executive officers exercised any options during the year ended December 31, 2005. There was no public market for our common stock as of December 31, 2005. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain that would be realized if all in-the-money options held at December 31, 2005 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, and the per share option exercise price.

Aggregated Option/SAR Exercises in the Year Ended December 31, 2005
and Option/SAR Values as of December 31, 2005

	Number of		Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired		Options at		In-the-Money Options at
	on	Value	December 31, 2005		December 31, 2005
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Kirk Rothrock	—	—	150,000	350,000
George Dunaway	—	—	70,000	225,000
Bruce Mitchell	—	—	2,500	160,000
Alan Stewart	—	—	21,500	156,000
Mary Kay Gilbert	—	—	5,000	20,000

In August 2004, we granted the following incentive stock options to our named executive officers: 300,000 options to Mr. Rothrock, 150,000 options to Mr. Dunaway, 150,000 options to Mr. Mitchell and 150,000 options to Mr. Stewart. These options had an exercise price of $2.57 per share. If we had completed an initial public offering or other sale event before January 1, 2006 or had not completed an initial public offering or other sale event as of August 2009, these options would have become fully vested and exercisable. If we completed an initial public offering or other sale event between January 1, 2006 and August 2009, these options would have terminated if the value of our common stock during this initial public offering or other sale event was less than $8.00 per share. In August 2006, our board of directors, with the assistance of an independent valuation expert, determined that the then fair value of our common stock was significantly lower than the strike price of the August 2004 options. Moreover, our board of directors believed that the difference between the then fair market value and the $8.00 performance vesting threshold was so substantial that it was not likely to be achieved. To better align our senior management’s interests with those of the stockholders, we entered into agreements with these four named executive officers, under which they relinquished their rights in these August 2004 stock options in exchange for an equal number of shares of restricted stock awarded under our 1999 Stock Option Plan. Simultaneously, we paid each of these named executive officers a cash bonus to cover the taxes arising from his restricted stock award and related bonus. The restricted stock awards are subject to time-based vesting that is similar to the time-based vesting component of the relinquished options. As of the date of this prospectus, the restricted stock awards are 40% vested and non-forfeitable. Upon the closing of this offering, 50% of the then unvested shares of restricted stock will automatically vest and become non-forfeitable. One-third of the remaining unvested shares of restricted stock will vest and become non-forfeitable in each of August 2007, 2008 and 2009.

Employee Benefit Plans

1999 Securities Purchase Plan

Our 1999 Securities Purchase Plan was adopted by our board of directors and approved by our stockholders on June 17, 1999. There is no established limit on the number of shares we may award under the 1999 Securities Purchase Plan. No shares have been awarded under our 1999 Securities Purchase Plan since 2000. At October 31, 2006, 1,041,856 shares issued under our 1999 Securities Purchase Plan were outstanding, all of which were vested and non-forfeitable. In connection with the adoption of our 2007 Option Plan, which is discussed below, our board of directors determined not to grant any further awards under the 1999 Securities Purchase Plan.

1999 Stock Option Plan

Our 1999 Stock Option Plan, or 1999 Plan, was adopted by our board of directors and approved by our stockholders on June 17, 1999. We initially reserved 606,500 shares of our common stock for issuance upon the exercise of incentive and non-qualified options granted under the 1999 Plan. We subsequently amended and restated the 1999 Plan on multiple occasions, the last of which was August 20, 2003 pursuant to which we, among other things, increased the number of available shares to 1,200,000. On August 25, 2004, we amended the 1999 Plan to increase the number of available shares to 2,300,000. On August 4, 2006, we amended the 1999 Plan to provide us the ability to issue restricted stock and to increase the number of available shares to 3,300,000. As of October 31, 2006, 1,368,030 of these shares were available for issuance.

The 1999 Plan is administered by our compensation committee. The administrator of the 1999 Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 1999 Plan.

The 1999 Plan permits us to make grants of incentive and non-qualified stock options, as well restricted stock, to officers, directors and other key persons who perform services for us. Stock options granted under the 1999 Plan have a maximum term of ten years from the date of grant and stock options have an exercise price of no less than the fair market value of the common stock on the date of grant.

In the event of a merger, sale or dissolution of the Company, or a similar “sale event,” the administrator may provide that all stock options and restricted stock granted under the 1999 Plan will fully vest and, in the case of stock options, be immediately exercisable prior to and subject to the closing of the “sale event.” Any stock options not exercised in connection with the “sale event” will terminate.

In connection with the adoption of our 2007 Option Plan, which is discussed below, our board of directors determined not to grant any further awards under the 1999 Plan.

2007 Stock Option and Incentive Plan

Our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by our board of directors and approved by our stockholders on          , 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. We reserved           shares of our common stock for the issuance of awards under the 2007 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. As of the date of this prospectus, no awards had been granted under the 2007 Option Plan.

The 2007 Option Plan is administered by either a committee of at least two non-employee directors or by our full board of directors. The administrator of the 2007 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than           shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. No incentive stock option awards may be granted under the 2007 Option Plan after          , 2017.

Automatic grants of stock options are made to our non-employee directors under the 2007 Option Plan. Each non-employee director, except those directors affiliated with the TA Funds, the GTCR Funds and the Nautic Funds, will automatically be granted, upon his or her election to the board of directors, a non-qualified stock option to acquire           shares of common stock which will vest in equal installments over      years. Additional grants to our non-employee directors in amounts to be determined will be made every      years. The exercise price of these stock options is the fair market value of our common stock as determined by the board of directors as of the date of the option grant. The administrator also may make discretionary grants of non-qualified options to non-employee directors.

Stock appreciation rights may also be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2007 Option Plan may not be less than the fair market value of our common stock on the date of grant.

Restricted stock may also be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may also be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Internal Revenue Code. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.

Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution of the Company, or a similar “sale event,” all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable and all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable. In addition, upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

Our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in the company’s stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the Nasdaq Global Market rules, or (v) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

Agreements with Executive Officers

Kirk Rothrock.  Under the terms of the employment agreement with the President and Chief Executive Officer, Kirk Rothrock, dated October 13, 2003, as amended, the term of his employment is indefinite until terminated by either party. Mr. Rothrock is entitled to an annual base salary of not less than $425,000 and an annual bonus, each as determined by our compensation committee. In connection with his employment, we granted Mr. Rothrock a non-qualified stock option, subject to time based vesting, to purchase 200,000 shares of our common stock. Upon the closing of this offering, Mr. Rothrock will receive a one-time bonus of $1,000,000. Mr. Rothrock is reimbursed for travel expenses to commute between Philadelphia and Atlanta and is entitled to relocation expenses if he moves to Atlanta permanently. Mr. Rothrock’s employment agreement provides for customary insurance and retirement benefits.

In the event that his employment is terminated by us without cause or he resigns for good reason, Mr. Rothrock will receive monthly severance payments totaling his base salary for one year, the average of his annual bonuses for the three previous years paid in twelve equal installments and continued medical benefits for one year. In the event Mr. Rothrock’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Mr. Rothrock’s employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for eighteen months and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers and our management, sales or marketing employees for two years after terminating his employment.

George Dunaway.  Under the terms of the employment agreement with our Executive Vice President and Chief Financial Officer, George Dunaway, dated April 21, 2003, as amended, the term of his employment is indefinite until terminated by either party. Mr. Dunaway is entitled to an annual base salary of not less than $240,000 and an annual bonus, each as determined by our compensation committee. In connection with his employment, we granted Mr. Dunaway a non-qualified stock option, subject to time based vesting, to purchase 125,000 shares of our common stock and a non-qualified stock option, subject to performance based vesting, to purchase 20,000 shares of our common stock. Mr. Dunaway’s employment agreement provides for customary insurance and retirement benefits.

In the event that his employment is terminated by us without cause or he resigns for good reason, Mr. Dunaway will receive monthly severance payments totaling his annual base salary and continued medical benefits for one year. In the event Mr. Dunaway’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Mr. Dunaway’s employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for one year and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for one year after terminating his employment.

Bruce Mitchell.  Under the terms of the employment agreement with our Executive Vice President, General Counsel and Secretary, Bruce Mitchell, dated June 17, 1999, the term of his employment is indefinite until terminated by either party. Mr. Mitchell is entitled to an annual base salary of not less than $200,000 and an annual bonus, each as determined by the compensation committee. Mr. Mitchell’s employment agreement provides for customary insurance and retirement benefits.

In the event that his employment is terminated by us without cause or he resigns for good reason, Mr. Mitchell will receive monthly severance payments totaling his annual base salary and continued medical benefits for one year. In the event Mr. Mitchell’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Mr. Mitchell’s employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for one year and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for one year after terminating his employment.

Alan Stewart.  Under the terms of the employment agreement with our Executive Vice President and Chief Actuary, Alan Stewart, dated March 7, 2003, as amended, the term of his employment expires on November 22, 2007 or sooner if terminated by us for cause, by him for good reason, by him upon sixty days’ prior written notice or by us without cause upon thirty days’ prior written notice. Mr. Stewart is entitled to an annual base salary of not less than $200,000 and an annual bonus, each as determined by our compensation committee. Mr. Stewart’s employment agreement provides for customary insurance and retirement benefits.

In the event that his employment is terminated by us without cause upon thirty days’ prior written notice or he resigns for good reason, Mr. Stewart will receive monthly severance payments totaling his annual base salary. In the event Mr. Stewart’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Mr. Stewart’s employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for one year after terminating his employment.

Mary Kay Gilbert.  Under the terms of the employment agreement with our Senior Vice President of Operations, Mary Kay Gilbert, dated July 26, 2004, as amended, the term of her employment is five years or sooner if terminated by us for cause or by her upon 60 days written notice to us. If Ms. Gilbert continues to be employed by us beyond the five years without entering into a new employment agreement, all the terms of her employment agreement will lapse except for the confidentiality restrictions and post-termination non-compete and non-solicit provisions. Ms. Gilbert is entitled to an annual base salary of not less than $185,000 and an annual bonus, each as determined by our compensation committee. Ms. Gilbert’s employment agreement provides for customary insurance and retirement benefits.

If, within eighteen months following a change in control, Ms. Gilbert’s employment is terminated by us without cause or by her for good reason, for the next twelve months she will receive severance payments totaling her annual base salary and continued medical benefits. Ms. Gilbert’s employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby she agrees not to provide services to any company in the industry in which we compete and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for one year after terminating her employment.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, executive officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to executive officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of the Company, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of October 31, 2006, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

Ownership calculations below are based on 15,740,254 shares outstanding as of October 31, 2006, which assumes the conversion of each outstanding share of our nonvoting common stock into one share of common stock, the conversion of each outstanding share of our series A convertible preferred stock into 17.44 shares of common stock and one share of perpetual preferred stock, the conversion of each outstanding share of our series B convertible preferred stock into 17.44 shares of common stock and 1.1 shares of perpetual preferred stock, and the immediate redemption of all then outstanding shares of our perpetual preferred stock, all of which will occur immediately prior to the completion of this offering.

We have granted to the underwriters the option to purchase up to an additional           shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

	Beneficial Ownership		Beneficial Ownership
Name and Address of	Prior to Offering		After Offering
Beneficial Owner(1)	Shares	Percentage	Shares	Percentage

TA Funds(2)	3,785,742	24.05%
GTCR Funds(3)	3,029,749	19.25%
Nautic Funds(4)	1,808,064	11.49%
Wolverine Investment	1,639,612	10.42%
Kirk Rothrock(5)	500,000	3.14%
George Dunaway(6)	245,000	1.55%
Bruce Mitchell(7)	274,500	1.74%
Alan Stewart(8)	173,500	1.10%
Mary Kay Gilbert(9)	10,000	*
Scott Hilinski(10)	1,808,064	11.49%
Roger Kafker(11)	3,833,695	24.36%
David Klock, Ph.D(12)	798,690	5.07%
Constantine Mihas(13)	3,029,749	19.25%
Joseph Nolan(14)	3,029,749	19.25%

	Beneficial Ownership		Beneficial Ownership
Name and Address of	Prior to Offering		After Offering
Beneficial Owner(1)	Shares	Percentage	Shares	Percentage

David Scott, Jr., Ph.D.	25,000	*
All executive officers and directors as a group (13 persons)(15)	10,760,198	66.92%

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Except as otherwise indicated, addresses are c/o CompBenefits Corporation, 100 Mansell Court East, Suite 400, Roswell, Georgia 30076. The address of the TA Funds and Roger B. Kafker is c/o TA Associates, Inc., John Hancock Tower, 56th Floor, 200 Clarendon St., Boston, Massachusetts 02116. The address of the GTCR Funds is c/o GTCR Golder Rauner, LLC, 6100 Sears Tower, Chicago, Illinois 60606. The address of Nautic Funds is c/o Nautic Partners LLC, 50 Kennedy Plaza, 12th Floor, Providence, Rhode Island 02903. The address of Wolverine Investment Pte. Ltd. is c/o Government of Singapore Investment Corporation, 255 Shoreline Dr., Ste. 600, Redwood City, CA 94065.

(2)	Amounts shown reflect the aggregate number of shares of common stock held by TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC, all of which are affiliates of TA Associates. Investment and voting control of the TA Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates: Roger Kafker, Kevin Landry, David Lang and Richard Tadler. Mr. Kafker is a Managing Director of TA Associates, Inc., the general partner of TA/Advent VIII L.P. and Advent Atlantic and Pacific III L.P. and the manager of TA Executives Fund LLC and TA Investors LLC. Mr. Kafker has been a member of our board of directors since July 1999. Amounts shown do not include 8,949 and 5,966 shares of common stock held by Jonathan Goldstein and Richard Tadler, respectively, each of whom is a Managing Director of TA Associates, Inc.

(3)	Amounts shown reflect the aggregate number of shares of common stock held by Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR Associates V. Golder, Thoma, Cressey, Rauner, Inc. is the managing general partner of GTCR Associates V and the general partner of GTCR V, L.P., which acts as the general partner of Golder, Thoma, Cressey, Rauner Fund V, L.P. Joseph Nolan is a principal of Golder, Thoma, Cressey, Rauner, Inc. Investment and voting control of the GTCR Funds is held by Golder, Thoma, Cressey, Rauner, Inc. through a five-person committee consisting of Joseph Nolan, Bryan Cressey, Bruce Rauner, Carl Thoma and David Donnini. No single member of the committee has investment or voting control over the shares held by the GTCR Funds.

(4)	Amounts shown reflect the aggregate number of shares of common stock held by Fleet Growth Resources III, Inc., Fleet Equity Partners VII, L.P., Kennedy Plaza Partners II, LLC and Chisholm Partners IV, L.P. Fleet Growth Resources III, Inc. is a wholly-owned subsidiary of the Bank of America Corporation and two representatives of Bank of America Corporation, Robert Van Degna and Habib Gorgi, have voting and dispositive authority over the shares owned by Fleet Growth Resources III, Inc. Fleet Equity Partners VII, L.P. has two general partners, Silverado V Corp. and Fleet Growth Resources III, Inc. Robert Van Degna and Habib Gorgi, the directors of Silverado V Corp., have voting and dispositive authority over the shares owned by Fleet Equity Partners VII, L.P. Chisolm Partners IV, L.P. and Kennedy Plaza Partners II, LLC are managed by their general partner and managing member, respectively, Chisolm Management IV, L.P. The Investment Committee of Chisolm Management IV, L.P., which is comprised of Robert Van Degna, Habib Gorgi, Riordon Smith and Bernard Buonanno, has voting and dispositive authority over the shares owned by Chisolm Partners IV, L.P. and Kennedy Plaza Partners II, LLC. Mr.

Hilinski is a Principal of Chisolm Management IV, L.P. but has no voting or dispositive authority over the shares owned by Chisolm Partners IV, L.P. or Kennedy Plaza Partners II, LLC.

(5)	Includes 300,000 shares subject to a restricted stock agreement of which 120,000 shares are fully vested. Upon completion of this offering 90,000 of the remaining 180,000 unvested shares will vest pursuant to the terms of this restricted stock agreement. Includes 200,000 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2006.

(6)	Includes 150,000 shares subject to a restricted stock agreement of which 60,000 shares are fully vested. Upon completion of our this offering 45,000 of the remaining 90,000 unvested shares will vest pursuant to the terms of this restricted stock agreement. Includes 95,000 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2006.

(7)	Includes 150,000 shares subject to a restricted stock agreement of which 60,000 shares are fully vested. Upon completion of this offering 45,000 of the remaining 90,000 unvested shares will vest pursuant to the terms of this restricted stock agreement. Includes 2,500 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2006. Includes 12,000 shares beneficially owned by Karen Mitchell, the Company’s Vice President — Human Resources and wife of Mr. Mitchell, 7,000 shares of which are subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2006. Mr. Mitchell disclaims beneficial ownership of all such shares.

(8)	Includes 150,000 shares subject to a restricted stock agreement of which 60,000 shares are fully vested. Upon completion of this offering 45,000 of the remaining 90,000 unvested shares will vest pursuant to the terms of this restricted stock agreement. Includes 23,500 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2006.

(9)	Includes 10,000 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2006.

(10)	Mr. Hilinski is a Managing Director of Nautic Partners LLC and may be considered to have beneficial ownership of the Nautic Funds’ interest in us. Mr. Hilinski disclaims beneficial ownership of all such shares. Mr. Hilinski has been a member of our board of directors since July 2000. See Note 4 above.

(11)	Amounts shown include 47,953 shares of common stock held directly by Mr. Kafker. Mr. Kafker is a Managing Director of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Kafker disclaims beneficial ownership of all such shares. Mr. Kafker has been a member of our board of directors since July 1999. See Note 2 above.

(12)	Includes 509,718 shares owned by Dr. Klock’s spouse. Dr. Klock disclaims beneficial ownership of all such shares.

(13)	Mr. Mihas is a Principal of GTCR Golder Rauner, LLC and may be considered to have beneficial ownership of the GTCR Funds’ interest in us. Mr. Mihas disclaims beneficial ownership of all such shares. Mr. Mihas has been a member of our board of directors since May 2006. See Note 3 above.

(14)	Mr. Nolan is a Principal of GTCR Golder Rauner, LLC and may be considered to have beneficial ownership of the GTCR Funds’ interest in us. Mr. Nolan disclaims beneficial ownership of all such shares. Mr. Nolan has been a member of our board of directors since October 2002. See Note 3 above.

(15)	Includes 338,000 shares subject to options that are immediately exercisable or exercisable within 60 days of October 31, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General

Scott Hilinski, one of our directors, is a Managing Director of Nautic Partners LLC. Roger Kafker, one of our directors, is a Managing Director of TA Associates, Inc. Constantine Mihas, one of our directors, is a Principal of GTCR Golder Rauner, LLC. Joseph Nolan, one of our directors, is a Principal of GTCR Golder Rauner, LLC. Investment funds affiliated with TA Associates, Inc., GTCR Golder Rauner, LLC and Nautic Partners LLC, each hold a significant amount of our common stock and preferred stock as a result of previous investments in the Company. Each of Messrs. Hilinski, Kafker, Mihas and Nolan was designated and elected as a director pursuant to the terms of the stockholders agreement described below.

Historical Corporate Transactions

We were founded in 1978 to deliver dental benefits in Florida. During the 1980s and 1990s, we expanded into other states via acquisitions and de novo startups. In 1993, we were acquired by the TA Funds. We went public in 1995 and the TA Funds sold their holdings of our stock in 1997. In 1999, we were taken private in a leveraged buyout led by the TA Funds and the GTCR Funds. In 2000, we acquired OHS, a company then controlled by the Nautic Funds. We funded the OHS acquisition through senior and subordinated indebtedness plus the issuance of capital stock to new stockholders, including the Nautic Funds.

In April 2006, we replaced our prior senior and subordinated indebtedness with a new senior credit facility and new lower rate subordinated debt. We simultaneously redeemed shares of our nonvoting senior preferred stock that were issued in conjunction with the 1999 leveraged buyout and had carried a 10% or 12% accruing dividend. Wolverine Investments received $29.2 million in connection with the redemption of our nonvoting senior preferred stock. Neither the TA Funds, the GTCR Funds nor the Nautic Funds received any proceeds from the April 2006 redemption of our old subordinated notes or nonvoting senior preferred stock.

Stockholders Agreement

In connection with the 1999 leveraged buyout, we entered into a stockholders agreement that was subsequently amended to, among other matters, add additional stockholders. The stockholders agreement contains transfer restrictions, rights of first refusal and co-sale rights, preemptive rights and voting obligations. The TA Funds, the GTCR Funds, the Nautic Funds, Wolverine Investments, Roger Kafker, Bruce Mitchell, Karen Mitchell, David Klock and his spouse and other stockholders are parties to the stockholders agreement. The stockholders agreement will be terminated upon the effectiveness of the registration statement of which this prospectus is a part.

Registration Rights Agreement

In connection with the 1999 leveraged buyout, we entered into a registration rights agreement that was subsequently amended to, among other matters, add additional stockholders. The TA Funds, the GTCR Funds, the Nautic Funds, Wolverine Investments, other substantial stockholders, Roger Kafker, and David Klock and his spouse are parties to the registration rights agreement. Pursuant to this agreement, under certain circumstances, our stockholders are entitled to require us to register their shares of our common stock under the securities laws for resale. See “Description of Capital Stock — Registration Rights.”

Indemnification and Employment Agreements

We have agreed to indemnify our directors and officers in certain circumstances. See “Management — Limitation of liability and indemnification.” We have also entered into employment agreements and non-competition agreements with our executive officers. See “Management — Agreements with executive officers.”

Preferred Stock

Immediately prior to the completion of this offering, each outstanding share of our nonvoting common stock will convert into one share of common stock, each outstanding share of our series A convertible preferred stock, including shares held by the TA Funds and the GTCR Funds, will convert into 17.44 shares of common stock and one share of perpetual preferred stock, and each outstanding share of our series B convertible preferred stock, including shares held by the TA Funds, the GTCR Funds and the Nautic Funds, will convert into 17.44 shares of common stock and 1.1 shares of perpetual preferred stock. We intend to use a portion of the proceeds of this offering to redeem all outstanding shares of our perpetual preferred stock. See “Use of Proceeds” and “Principal Stockholders.” In connection with the redemption of the perpetual preferred stock upon completion of this offering, the TA Funds will receive $36.9 million of the proceeds of this offering, the GTCR Funds will receive $29.5 million of the proceeds of this offering and the Nautic Funds will receive approximately $19.0 million of the proceeds of this offering.

Employment of Karen Mitchell

Karen Mitchell serves as our Vice President of Human Resources and is one of our executive officers. Ms. Mitchell is the spouse of our Executive Vice President, General Counsel and Secretary, Bruce A. Mitchell. Under the terms of our employment agreement with Ms. Mitchell, dated July 13, 1998, as amended, she is entitled to an annual base salary of not less than $145,000 and an annual bonus, each as determined by our compensation committee. Ms. Mitchell received total compensation of $136,942, $173,569 and $168,350 for the years ending December 31, 2003, 2004 and 2005, respectively. Ms. Mitchell’s employment agreement provides customary insurance and retirement benefits. In the event that Ms. Mitchell’s employment is terminated by us without cause or because we materially breach her employment agreement, she will receive monthly severance payments totaling her annual base salary and continued medical benefits for one year. If Ms. Mitchell is terminated by us without cause or by her for good reason during the two years following a change in control, she will receive monthly severance payments totaling one and one-half times her annual base salary and continued medical benefits for one and one-half years. In the event Ms. Mitchell’s employment terminates for any other reason, she will not be entitled to any benefits after the date of termination. Ms. Mitchell’s employment agreement also includes customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby she agrees not to provide services to any company in the industry in which we compete for one year, not to interfere with our relationships with any of our clients, consultants or suppliers for one year and not to solicit our employees for two years, after terminating her employment.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

As of October 31, 2006, there were 9,711,754 shares of our common stock outstanding held by 48 stockholders of record, 3,828,036 shares of our convertible nonvoting common stock outstanding held by 14 stockholders of record, 86,002 shares of our series A convertible preferred stock outstanding held by 20 stockholders of record, 40,170 shares of our series B convertible preferred stock outstanding held by 23 stockholders of record and outstanding options to purchase 891,750 shares of our common stock under our stock option plans. Upon the completion of this offering, each share of our convertible nonvoting common stock will be converted into one share of common stock. Upon the completion of the offering, each outstanding share of our series A convertible preferred stock will convert into 17.44 shares of common stock and one share of perpetual preferred stock, each outstanding share of our series B convertible preferred stock will convert into 17.44 shares of common stock and 1.1 shares of perpetual preferred stock and all then outstanding shares of perpetual preferred stock will be immediately redeemed as discussed in “Use of Proceeds.”

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to           shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to the Company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration Rights

In connection with the 1999 leveraged buyout, we entered into a registration rights agreement that was amended and restated in July 2000 and subsequently amended to, among other matters, add additional stockholders. The TA Funds, the GTCR Funds, the Nautic Funds, Wolverine Investments, Roger Kafker, David Klock and his spouse, and other substantial stockholders are parties to the registration rights agreement. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand Registration Rights.  At any time after the completion of this offering and except as limited by the lock-up agreements described in “Shares Eligible For Future Sale” and other limited exceptions described in the registration rights agreement, the TA Funds, GTCR Funds, the Nautic Funds, Wolverine Investments, and investment funds affiliated with W Capital Partners West, LLC, Bank of America Corporation, and Abbot Capital each have the right to demand that we file a registration statement on Form S-1 or, if we are eligible, Form S-3 covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement. The TA Funds, GTCR Funds and Nautic Funds are entitled to an unlimited number of demand registrations on Form S-1. The investment funds affiliated with W Capital Partners West, LLC, Bank of America Corporation, Wolverine Investments and Abbot Capital may each only demand that we file a registration statement on Form S-1 twice. This offering will not count toward this limitation. The TA Funds, GTCR Funds, the Nautic Funds, Wolverine Investments, and investment funds affiliated with W Capital Partners West, LLC, Bank of America Corporation and Abbot Capital are entitled to an unlimited number of demand registrations on Form S-3, if we are eligible, and each loses their demand registration rights once they sell a majority of their original holdings of registrable securities. Unless we otherwise agree, all demand registrations will be underwritten. The underwriters will have the right to limit the number of shares included in any demand registration statement.

We are not obligated to file a registration statement for six months following the effective date of a prior demand registration and have the ability to delay the filing or effectiveness of a registration statement if our board of directors determines that any filing or effectiveness of a registration statement would have an adverse effect on a proposed acquisition, merger or similar transaction. Such postponements cannot exceed six months and may be made only once during any twelve month period.

Piggyback Registration Rights.  All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. All of the registration rights are subject to conditions and limitations, including that the underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration.  We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.  The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in any registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and By-Laws

Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  In accordance with our certificate of incorporation, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of Stockholders.  Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to Certificate of Incorporation and By-laws.  As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock.  Our certificate of incorporation provides for           authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Nasdaq Global Market Listing

We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol “CBEN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of           shares of common stock, assuming the issuance of           shares of common stock offered hereby and no exercise of options after October 31, 2006. Of these shares, the           shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, whose sales would be subject to certain limitations and restrictions described below.

The remaining 15,740,254 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act of 1933.           of these shares will be subject to “lock-up” agreements described below on the effective date of this offering. On the effective date of this offering, there will be           shares which are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k), Rule 144 or Rule 701. Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below),           shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days After Date of	Shares Eligible
This Prospectus	for Sale	Comment

Upon Effectiveness		Shares sold in the offering.
Upon Effectiveness		Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up.
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up.
180 Days		Lock-up released; shares saleable under Rules 144 and 701.
Thereafter		Restricted securities held for one year or less.

Employee Benefit Plans

As of October 31, 2006, there were a total of 891,750 shares of common stock subject to outstanding options under our 1999 Plan, 580,350 of which were vested and exercisable. However,           of these shares subject to outstanding options are also subject to 180 day lock-up agreements. Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 to register all of the shares of common stock issued or reserved for future issuance under the 1999 Plan and the 2007 Option Plan. On the date which is 180 days, subject to extension under certain circumstances as described in “Underwriting,” after the effective date of this offering, a total of approximately           shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statement on Form S-8, shares issued upon exercise of options granted pursuant to the 1999 Plan and the 2007 Option Plan generally would be available for resale in the public market.

Lock-up Agreements

All of our directors and executive officers and holders of substantially all of our outstanding shares of common stock prior to this offering have entered into lock-up agreements under which they have agreed, subject to certain exceptions, not to directly or indirectly transfer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days from the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Banc of America Securities LLC together.

In addition, we have agreed that, without the prior written consent of Goldman, Sachs & Co. and Banc of America Securities LLC together, we will not offer, transfer or dispose of, directly or indirectly, any shares of common stock, any security convertible into or exchangeable or exercisable for shares of common stock or any securities substantially similar to our common stock until a date that is 180 days after the date of this prospectus. Our agreement with the underwriters provides, however, that we may, without such consent, grant options and sell shares pursuant to our existing stock plans, and issue shares of our common stock upon the exchange of convertible or exchangeable securities outstanding as of the date of this offering.

The 180-day lock-up periods described above will be extended if (1) we release earnings results or announce material news or a material event during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the announcement of the material news or material event. To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Rule 144

In general, subject to the lock-up agreements discussed above, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate of ours, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless subject to the lock-up agreements discussed above or otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above. Beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one year minimum holding period requirements under Rule 144.

Registration Rights

Upon completion of this offering, the holders of at least 14,087,774 shares of our common stock will be eligible for certain rights with respect to the registration of such shares under the Securities Act of 1933. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the Company’s common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that does not own or has not owned, actually or constructively, more than 5% of the Company’s common stock, and is for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the Company’s stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold the Company’s shares of common stock as capital assets within the meaning of the Code and that are not subject to special rules under the Code (e.g., financial institutions, governments or agencies or instrumentalities thereof, certain former citizens or residents of the United States, controlled foreign corporations, or passive foreign investment companies).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of the Company’s common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of the Company’s common stock.

Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of the Company’s common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Any dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under the treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (“effectively connected dividends”). Instead, effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to any applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax,” currently at the rate of 30% (or a lower rate prescribed under an applicable income tax treaty).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise; or

•	the Company is or has been a “U.S. real property holding corporation,” as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

The Company is not, and does not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if the Company were to become a U.S. real property holding corporation, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of the disposition or (ii) the period of time during which the holder held such shares.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual Non-U.S. holders and entities the property of which is potentially includible in such individuals’ gross estate for U.S. federal estate tax purposes (for example, a trust funded by a non-U.S. holder individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Banc of America Securities LLC
CIBC World Markets Corp.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its executive officers, directors and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to transfer, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to options granted and shares sold pursuant to the company’s existing stock plans, or the issuance of shares of the company’s common stock upon the exchange of convertible or exchangeable securities outstanding as of the date of this offering. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The company has applied to have its common stock approved for quotation on the Nasdaq Global Market under the symbol “CBEN.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

(ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

An affiliate of Banc of America Securities LLC is the sole lead arranger, administrative agent and a lender under the company’s senior credit facility.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Some Goodwin Procter LLP partners are members of investment partnerships that beneficially hold shares of our series B convertible preferred stock and common stock. Upon completion of this offering, these investment partnerships will receive approximately $95,000 in connection with the redemption of our perpetual preferred stock and will hold less than 0.1% of our outstanding shares of common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of CompBenefits Corporation and its subsidiaries at December 31, 2005 and 2004, and for each of three years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-      ) under the Securities Act of 1933 with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
CompBenefits Corporation

We have audited the accompanying consolidated balance sheets of CompBenefits Corporation and Subsidiaries (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, redeemable preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. Our audit also included the financial statement schedules listed in the index at item 16. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CompBenefits Corporation and Subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

March 24, 2006
Atlanta, Georgia

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2005
	(In thousands,
	except share and
	per share data)

Assets
Current assets:
Cash and cash equivalents	$29,571	$43,425
Short-term investments	11,908	5,000
Premiums receivable from subscribers	5,601	7,091
Deferred income taxes	2,415	2,495
Other current assets	2,195	2,368

Total current assets	51,690	60,379
Restricted funds	4,660	4,159
Property and equipment, net of accumulated depreciation	4,025	4,593
Intangible assets, net of accumulated amortization	172,348	171,779
Deferred financing costs, net of accumulated amortization	2,535	1,827
Reinsurance recoverable-life policies and contracts	8,198	8,078
Deferred income taxes	377	480
Other assets	406	348

Total assets	$244,239	$251,643

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$7,965	$7,620
Unearned revenue	8,432	8,057
Accrued interest payable	1,818	1,875
Income tax payable	34	1,162
Dental and vision claims payable	15,942	19,792
Current portion of long-term debt	8,701	6,327
Other liabilities	—	4,375

Total current liabilities	42,892	49,208
Aggregate reserves for life policies and contracts	8,198	8,078
Long-term debt	132,600	121,832
Other liabilities	3,896	3,162

Total liabilities	187,586	182,280

Redeemable preferred stock:
Series A senior preferred stock, $.01 par value; 20,000 shares authorized, issued and outstanding	37,088	41,723
Series B senior preferred stock, $.01 par value; 7,300 shares authorized, issued and outstanding	12,196	13,477
Series A convertible participating preferred stock, $.01 par value; 100,000 shares authorized, 86,003 shares issued and outstanding	85,205	85,823
Series B convertible participating preferred stock, $.01 par value; 41,000 shares authorized, 40,171 shares issued and outstanding	44,573	44,573
Perpetual preferred stock, $.01 par value; 150,000 shares authorized, none issued and outstanding	—	—
Commitments and contingencies

Stockholders’ deficit:
Common stock, $.01 par value; 17,250,000 shares authorized; 8,690,255 and 8,707,155 shares issued and outstanding at December 31, 2004 and 2005, respectively	87	87
Convertible non-voting common stock, $.01 par value; 5,250,000 authorized, 3,828,036 issued and outstanding	39	39
Additional paid-in capital	6,156	6,182
Accumulated deficit	(128,691)	(122,541)

Total stockholders’ deficit	(122,409)	(116,233)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$244,239	$251,643

See accompanying notes.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2003	2004	2005
	(In thousands)

Revenues:
Premium revenue	$271,538	$299,672	$316,646
Other revenue	4,464	5,461	5,795
Investment income	752	425	1,338

Total revenues	276,754	305,558	323,779

Expenses:
Dental and vision benefits	166,746	191,330	204,687
Selling, general and administrative	77,226	81,064	81,562
Depreciation and amortization	3,844	3,368	4,229
Interest expense	13,409	13,111	13,202
Gain on derivative instruments	(614)	—	—
Other, net	3,139	(1,057)	—

Total expenses	263,750	287,816	303,680

Income before income taxes	13,004	17,742	20,099
Income tax expense	5,957	6,544	7,415

Net income	7,047	11,198	12,684
Preferred stock accretion	5,413	5,946	6,534

Net income available to common stockholders	$1,634	$5,252	$6,150

Net income per share available to common stockholders:
Basic	$0.13	$0.42	$0.49
Diluted	$0.11	$0.34	$0.39
Weighted average shares outstanding:
Basic	12,417,239	12,458,197	12,518,176
Diluted	15,474,870	15,646,214	15,600,876

See accompanying notes.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
(Dollar and share amounts in thousands)

	Redeemable Preferred Stock								Stockholders’ Deficit

					Series A		Series B				Additional		Total
	Series A Senior		Series B Senior		Convertible		Convertible		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2003	20	$29,208	7	$9,953	86	$83,969	40	$44,573	12,488	$126	$6,151	$(135,591)	$(129,314)
Stock issuance	—	—	—	—	—	—	—	—	27	—	1	(1)	—
Stock cancellations and repurchases	—	—	—	—	—	—	—	—	(6)	—	(3)	3	—
Preferred stock accretion	—	3,725	—	1,070	—	618	—	—	—	—	—	(5,413)	(5,413)
Net income	—	—	—	—	—	—	—	—	—	—	—	7,047	7,047

Balance at December 31, 2003	20	32,933	7	11,023	86	84,587	40	44,573	12,509	126	6,149	(133,955)	(127,680)
Stock issuance	—	—	—	—	—	—	—	—	9	—	7	—	7
Preferred stock accretion	—	4,155	—	1,173	—	618	—	—	—	—	—	(5,946)	(5,946)
Stockholder note cancelled	—	—	—	—	—	—	—	—	—	—	—	12	12
Net income	—	—	—	—	—	—	—	—	—	—	—	11,198	11,198

Balance at December 31, 2004	20	37,088	7	12,196	86	85,205	40	44,573	12,518	126	6,156	(128,691)	(122,409)
Stock issuance	—	—	—	—	—	—	—	—	23	—	26	—	26
Stock cancellations and repurchases	—	—	—	—	—	—	—	—	(6)	—	—	—	—
Preferred stock accretion	—	4,635	—	1,281	—	618	—	—	—	—	—	(6,534)	(6,534)
Net income	—	—	—	—	—	—	—	—	—	—	—	12,684	12,684

Balance at December 31, 2005	20	$41,723	7	$13,477	86	$85,823	40	$44,573	12,535	$126	$6,182	$(122,541)	$(116,233)

See accompanying notes.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2003	2004	2005
	(In thousands)

Operating activities
Net income	$7,047	$11,198	$12,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,045	2,584	3,337
Amortization of intangible assets	799	784	892
Amortization of deferred financing costs	1,549	1,991	708
Deferred income tax (benefit) expense	1,196	3,454	(183)
Gain on derivative instruments	(614)	—	—
Provision for notes receivable	2,840	—	—
Loss on disposal of assets	207	—	—
Changes in operating assets and liabilities:
Premiums receivable from subscribers	4,471	(448)	(1,490)
Other assets	2,254	566	(115)
Unearned revenue	115	757	(375)
Accounts payable and accrued expenses	681	(451)	(345)
Income taxes payable	940	852	1,128
Dental and vision claims payable	(2,456)	3,154	3,850
Other liabilities	413	(715)	3,375

Net cash provided by operating activities	22,487	23,726	23,466

Investing activities
Additions to property and equipment	(1,935)	(3,363)	(3,905)
Net decrease (increase) in short-term investments	—	(11,908)	6,908
Purchases of restricted funds	(1,846)	(2,909)	(1,265)
Maturity of restricted funds	1,757	2,999	1,766
Purchase of businesses and customer lists	(325)	(1,028)	—
Sale of businesses	2,625	—	—

Net cash provided by (used in) investing activities	276	(16,209)	3,504

Financing activities
Borrowings under long-term debt	—	122,000	—
Repayments under long-term debt	(8,611)	(128,687)	(13,142)
Loan fees paid	(829)	(3,125)	—
Issuance of stock	—	7	26
Other	—	12	—

Net cash used in financing activities	(9,440)	(9,793)	(13,116)

Increase (decrease) in cash and cash equivalents	13,323	(2,276)	13,854
Cash and cash equivalents at beginning of year	18,524	31,847	29,571

Cash and cash equivalents at end of year	$31,847	$29,571	$43,425

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$10,089	$11,193	$12,437

Income taxes	$3,821	$2,238	$6,470

See accompanying notes.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

1.	Organization and Basis of Presentation

CompBenefits Corporation and Subsidiaries (collectively, the Company) operates a system of dental and vision benefit plans in more than 18 states.

The Company’s largest source of revenue is premiums from dental benefit plans including prepaid and traditional indemnity insurance plans, underwritten by the Company. The Company markets its plans primarily through independent agents to private and governmental employers. Dental services are provided primarily through a network of selected independent dentists who are responsible for each member’s individual dental care.

The Company, through its subsidiaries CompBenefits Company and CompBenefits Insurance Company, also offers vision care plans either separately or together with a dental benefit plan. Vision benefits are provided through a network of selected independent optometrists and ophthalmologists who are responsible for each member’s individual vision care.

The Company currently conducts business principally in Florida, Illinois, Texas, Georgia and Ohio. Florida operations accounted for approximately 60%, 62% and 63% of the Company’s revenues for the years ended December 31, 2003, 2004 and 2005, respectively. The Company’s top ten customer groups accounted for approximately 33%, 26% and 25% of total revenue for the years ended December 31, 2003, 2004 and 2005, respectively.

2.	Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, CompBenefits Dental and Vision Company (CBDV) and Dental Health Management, Inc. (DHMI). CBDV wholly owns the following subsidiaries: CompBenefits Company, American Dental Plan of North Carolina, Inc., DentiCare, Inc., Texas Dental Plans, Inc., CompBenefits Direct, Inc. (formerly known as National Dental Plans, Inc.), Dental Care Plus Management Corp. and its wholly owned subsidiary, CompBenefits Dental, Inc., American Dental Providers of Arkansas, Inc., CompBenefits Insurance Company (CompBenefits Insurance), OHS, Inc. and its wholly owned subsidiaries, CompBenefits of Georgia, Inc. (formerly known as OHS of Georgia, Inc.), CompBenefits of Alabama, Inc., and Ultimate Optical, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Premium Revenue and Premiums Receivable From Subscribers

Premium revenue (dental, vision and life) is recognized ratably during the period that the Company is obligated to provide services to members. The unexpired portion of such revenue collected is reported as unearned revenue in the consolidated balance sheets.

The Company establishes an allowance for estimated uncollectible premiums receivable from subscribers and retroactivity adjustments. The allowance is determined based upon historical collection patterns and includes a reserve for customer specific receivables that are known to be uncollectible. At December 31, 2004 and 2005, this allowance was $2,802,000 and $1,774,000, respectively.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Other Revenue

For the years ended December 31, other revenue is comprised of the following:

	2003	2004	2005
	(In thousands)

Administrative services	$4,314	$4,511	$4,496
Other	150	950	1,299

	$4,464	$5,461	$5,795

The Company administers self-insured plans for third parties. For an administration fee, the Company provides billing, collection, claims processing and payment services and revenue is recognized monthly as services are provided. Revenue earned under these arrangements is $4,314,000, $4,511,000 and $4,496,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and is recorded as other revenue. The associated claim payment volume is $94,524,000, $101,347,000 and $117,688,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and has not been reflected in the accompanying consolidated financial statements.

The Company has entered into an arrangement with a third party whereby the Company provides billing, collection, capitation, claims processing and payment services and in return receives an administration fee of $950,000 and $1,299,000 for the years ended December 31, 2004 and 2005, respectively, and is recorded as other revenue. The related claim payment volume is $463,000 and $505,000 for the years ended December 31, 2004 and 2005, respectively. This arrangement further provides that the Company equally shares in the profits and the losses (see Note 13).

Investment Income

Investment income is recorded as earned on cash and cash equivalents, short term investments, treasury securities and notes receivable from the sale of the DHMI practices. The components of investment income for the years ended December 31 are as follows:

	2003	2004	2005
	(In thousands)

Cash and cash equivalents	$124	$269	$1,139
Treasury securities	147	123	177
Notes receivable — DHMI	457	—	—
Other	24	33	22

	$752	$425	$1,338

Dental Benefits and Claims Payable

The Company contracts with various independent dentists to provide services to covered enrollees. Dentists participating in the prepaid dental benefit plan are primarily compensated by the Company on a capitation basis that is a set per member per month fee to provide certain dental care for members. Capitation expense is recorded based on the month of service beginning in the month a provider is selected by the enrollee or when the subscriber initially enrolls in the dental plan as determined by state statutory requirements or the applicable provider contract.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Dental benefit expenses not covered by capitation fees are paid on a fee for service basis. These expenses are recorded in the period in which the services are provided, and include an accrual for claims adjustment expenses and an estimate of services provided but not yet reported to the Company. The accrual is management’s best estimate and is based on actuarial estimates that utilize the Company’s historical claim development patterns and other information. Estimates may vary significantly from the eventual outcome. Estimates and the assumptions on which these estimates are predicated are regularly reviewed and updated as new information becomes available. Claims for dental services are typically submitted and processed within three months of the date that services are provided. Changes in the accrual are recorded in the period they become known.

Vision Benefits and Claims Payable

The Company contracts with various independent optometrists and ophthalmologists to provide services to covered enrollees. Optometrists and ophthalmologists are compensated on a discounted fee for service basis.

Vision claims payable, which includes accrued claims adjustment expenses, are recorded in the period in which the service is provided and includes an accrual for services provided but not yet reported to the Company. The accrual is management’s best estimate and is based on actuarial estimates that utilize the Company’s historical claims development patterns and other information. Estimates may vary significantly from the eventual outcome. Estimates and the assumptions on which these estimates are predicated are regularly reviewed and updated as new information becomes available. Claims for vision services are typically submitted and processed within three months of the date that services are provided. Changes in the accrual are recorded in the period they become known.

Advertising Costs

Advertising costs that totaled $252,000, $316,000 and $223,000 for the years ending December 31, 2003, 2004 and 2005, respectively, are expensed when incurred and are included in selling, general and administrative expense.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-Term Investments and Restricted Funds

The Company considers all investments with original maturities of more than three months but less than one year as short-term investments. All short-term investments, which consist of certificates of deposit and U.S. Treasury securities, are recorded at amortized cost, which approximates fair market value.

Restricted funds consist of treasury securities on deposit with various states. The Company considers such securities as held to maturity. Accordingly, the restricted funds are recorded at amortized cost, which approximates market value, in the accompanying consolidated balance sheets. The contractual maturities of restricted funds are $1,950,000 in 2006, $1,585,000 in 2007, and $624,000 in 2025.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Property and Equipment

Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of two to five years of the related assets. Maintenance and repairs are charged to expense as incurred. Upon sale, retirement, or other disposition of these assets, the cost and the related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in income.

Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company no longer amortizes goodwill or certain other intangible assets, but rather tests these intangible assets for impairment at least on an annual basis. The Company has completed its annual impairment test, as of October 1, 2005, for the year ended December 31, 2005, and has concluded, consistent with December 31, 2004, that there are no impairments to the carrying values of goodwill and other intangible assets.

A summary of the Company’s intangible assets is as follows:

	December 31
	2004	2005
	(In thousands)

Goodwill	$191,516	$191,516
Other	2,878	2,878

	194,394	194,394
Accumulated amortization	22,046	22,615

	$172,348	$171,779

Amortization of other intangible assets for the years ended December 31, 2003, 2004 and 2005 was $395,000, $483,000 and $569,000, respectively. Other intangibles are being amortized on a straight-line basis up to 5 years.

The estimated aggregate amortization expense for intangible assets for each of the next five years consists of the following at December 31, 2005 (in thousands):

2006	$353
2007	244
2008	244
2009	43
2010	—

Total amortization	$884

Deferred Financing Costs

Deferred financing costs are amortized as an increase to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of the related debt agreements. Accumulated amortization at December 31, 2004 and 2005 was $590,000 and $1,298,000, respectively (see Note 7).

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Income Taxes

Income taxes are provided for using the liability method in accordance with Statement No. 109, Accounting for Income Taxes (SFAS 109). Deferred taxes are established for the difference between the tax basis and financial statement basis of assets and liabilities. A valuation allowance is recognized if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company, CBDV and its subsidiaries, and DHMI file a consolidated U.S. Federal income tax return.

Aggregate Reserve for Life Policies and Contracts

The Company’s consolidated balance sheets include fully reinsured life insurance reserves. Liabilities for future life policy benefits are computed using the net level premium method based upon estimated future investment yields, mortality and withdrawal assumptions, commensurate with the Company’s experience. Mortality is based on various industry-published tables, modified as appropriate for the Company’s actual experience.

Reinsurance

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. Management monitors the financial condition of its reinsurers on a routine basis. Any exposure from deterioration of reinsurers’ financial condition is recorded when identified.

Other Liabilities

The Company assumed a liability in 2000 as part of the acquisition of OHS, Inc. and Subsidiaries (OHS). OHS owed professional fees deemed withheld from certain optometrists’ claim payments prior to 1998. This liability was recorded at its discounted fair value at the date of acquisition. The Company accretes this liability based on the effective interest method. The liability is due to the optometrists no later than December 2006. The amount is non-interest bearing and there are no restrictions or conditions attached to this liability. The total liability due in December 2006 is approximately $3,609,000 and the amount accrued at December 31, 2005 was $3,250,000.

Stock Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations and provides the alternative pro forma fair value accounting disclosures required by Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123).

Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for time-vested stock options. For performance based stock options, compensation expense is the difference between the fair value of the stock and the stock option exercise price at the date of measurement. The Company did not recognize any compensation expense in connection with its performance based stock options during 2003, 2004 or 2005.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Preferred Stock Dividend Accretion

The Company accrues dividends on the Series A and B Senior Preferred Stock at a per share rate of twelve and ten percent, per annum, respectively. These dividends are cumulative quarterly and are reported as preferred stock accretion in the consolidated statements of redeemable preferred stock and stockholders’ deficit. Additionally, certain preferred stock issuance costs are amortized and reported as preferred stock accretion in the consolidated statements of redeemable preferred stock and stockholders’ deficit.

Concentrations of Credit Risk

The Company generally collects an amount of premium revenue before services are provided. However, in instances where this does not occur, the Company extends credit without requiring collateral. The Company does not believe these receivables represent any significant concentration of credit risk due to the dispersion of the receivables among numerous customers.

At December 31, 2005, the Company has cash in major financial institutions that exceeds Federal Depository Insurance Corporation limits. These financial institutions have strong credit ratings and management believes that credit risk related to these deposits is minimal.

Derivative Instruments

During 2003, interest rate swaps were used as part of the Company’s overall risk management program to transfer, modify or reduce the interest rate risk of the Company’s interest-bearing debt. In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, the Company recognized all derivatives as either assets or liabilities on the balance sheet and measured those derivatives at fair value. Effective September 2003, all interest rate swaps matured and a gain of $614,000 was recorded in earnings during 2003 to reflect the remaining increase in the fair value of these swaps. At December 31, 2004 and 2005, the Company did not hold any derivative instruments.

Segment Reporting

The Company has determined that it has one reportable segment consisting of its dental and vision operations. The Company monitors, controls and manages its dental and vision product lines on an integrated basis. The product lines utilize the same personnel and information systems to market and administer their products to a similar customer base.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts for 2003 and 2004 have been reclassified to conform to the 2005 presentation.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

3.	Acquisitions of Businesses

The Company entered into an arrangement on December 7, 2004, to purchase a customer list from an existing customer for a cash price of $774,000. The consideration paid for this transaction is being amortized over four years.

The Company entered into an arrangement on November 30, 2004, to purchase a stream of future commission payments from an affiliated agent for a price of $254,000, paid in cash. The consideration paid for this transaction is being amortized over five years.

4.	Statutory Net Income, Capital and Surplus and Regulatory Requirements and Restricted Funds

The Company’s insurance subsidiaries’ statutory combined net income, as reported in conformity with statutory accounting principles as prescribed by the National Association of Insurance Commissioners (NAIC) and adopted by the applicable state laws, for the years ended December 31, 2003, 2004 and 2005 was $10,658,000, $11,026,000 and $14,040,000 respectively. Statutory combined net gain from operations was $16,013,000, $17,841,000 and $20,731,000 for the years ended December 31, 2003, 2004 and 2005, respectively. Statutory capital and surplus at December 31, 2004 and 2005 was $31,103,000 and $30,299,000, respectively.

The state of Florida has adopted certain prescribed accounting practices which differ from those found in the NAIC Accounting Practices and Procedures Manual (NAIC SAP). The state of Florida requires amounts due from affiliates to be a nonadmitted asset unless specific approval is obtained from the Commissioner of Insurance of the state of Florida. NAIC SAP requires amounts due from affiliates to be admitted assets. In accordance with prescribed practices, the Company nonadmitted $1,299,000 of amounts from subsidiaries at December 31, 2004, thereby reducing statutory capital and surplus. At December 31, 2005, permission was received from the Commissioner of Insurance from the state of Florida to admit the amounts due from subsidiaries of $2,118,000.

The Company’s insurance subsidiaries are required to maintain certain levels of regulatory capital for statutory reporting. At December 31, 2005, the various subsidiaries were required to cumulatively maintain approximately $24,291,000 in capital and surplus.

Regulatory restrictions limit the amount of dividends available for distribution to CBDV from its insurance subsidiaries, without prior approval of regulatory authorities. Based on these restrictions, $2,738,000 will be available for the payment of dividends to CBDV from its insurance subsidiaries during 2006.

The Company has restricted bonds totaling $4,159,000 at December 31, 2005, on deposit with various states.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

5.	Property and Equipment

Property and equipment is comprised of the following:

	Estimated
	Depreciable
	Life	December 31
	in Years	2004	2005
		(In thousands)

Office furniture and equipment	5	$7,143	$7,499
Data processing equipment and software	2	24,739	27,835
Leasehold improvements	5	850	850

		32,732	36,184
Less accumulated amortization and depreciation		(28,707)	(31,591)

Property and equipment, net		$4,025	$4,593

Depreciation expense, including capital lease amortization, was approximately $3,045,000, $2,584,000 and $3,337,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company entered into a lease arrangement for data processing equipment on October 1, 2003. The established purchase price was $399,000, which is equal to the present value of the minimum lease payments, for 24 months at a rate of 6.15%. At the end of the lease term, the Company had the option to purchase the equipment for $1. The arrangement met the qualifications of a capital lease and the cost is included in the property and equipment for 2004. The Company fulfilled the financial obligation in accordance with the lease terms in 2005 and replaced the equipment.

6.	Income Taxes

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Income tax expense consists of the following:

	2003	2004	2005
	(In thousands)

Current:
Federal	$3,818	$2,310	$6,972
State	943	780	626

	4,761	3,090	7,598
Deferred:
Federal	1,164	4,306	(240)
State	32	(852)	57

	1,196	3,454	(183)

Income tax expense	$5,957	$6,544	$7,415

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

The provisions for income tax expense are reconciled to the federal statutory rate of 35% as follows:

	2003	2004	2005
	(In thousands)

Federal income tax at statutory rate	$4,551	$6,210	$7,035
State income taxes, net of federal benefit	634	(46)	444
Provision to return true up	976	(15)	88
Goodwill and other intangibles	179	52	—
Change in valuation allowance	(1,043)	594	10
Other, net	660	(251)	(162)

	$5,957	$6,544	$7,415

Components of deferred tax assets and liabilities as of December 31 are as follows:

	December 31
	2004	2005
	(In thousands)

Deferred tax assets:
Unearned revenue	$339	$488
Other liabilities	1,043	1,343
Allowance for premiums receivable	1,032	664
Property and equipment, net	183	338
Net operating loss carryforwards	10,014	10,020

Total deferred tax asset	12,611	12,853
Valuation allowance	(9,195)	(9,205)

Net deferred tax asset	3,416	3,648
Deferred tax liabilities:
Deductible goodwill and identifiable intangible assets	624	673

Total deferred tax liability	624	673

Total net deferred tax asset	$2,792	$2,975

SFAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2005, the Company has established a valuation allowance for certain state net operating loss carryforwards which the Company does not believe it will realize. The Company has also established a valuation allowance against certain federal net operating loss carryforwards, the utilization of which is subject to annual limitations under Internal Revenue Code (IRC) Section 382.

In 2005, the Company generated an additional $400,000 of state net operating loss carryforwards which it does not believe it will be able to utilize. In addition, the Company removed $118,000 of valuation allowance against certain state net operating loss carryforwards due largely to restructuring within the group which will allow the Company to utilize these carryforwards.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Due to the imprecision in projecting income into the future, the Company only recognizes the portion of its IRC Section 382 federal net operating loss carryforwards that it believes it will utilize in the next three years. During 2005, the valuation allowance was removed against the amount to be utilized in 2008, or $272,000. At December 31, 2005, $816,000 of the federal net operating loss carryforwards did not have a valuation allowance.

During 2005, the Company’s valuation allowance related to federal and state net operating loss carryforwards increased by $10,000, as a result of the changes outlined above. These net operating loss carryforwards expire in the years 2006 through 2024.

7.	Long-Term Debt

Long-term debt consists of the following:

	December 31
	2004	2005
	(In thousands)

Term loans	$115,685	$102,824
Senior subordinated notes	25,000	25,000
Miscellaneous debt	616	335

	141,301	128,159
Less current portion	8,701	6,327

	$132,600	$121,832

On February 27, 2004, the Company obtained a credit facility (the Credit Facility), including a revolving $15,000,000 line of credit and a $122,000,000 term loan, comprised of tranche B and tranche C in the amounts of $80,000,000 and $42,000,000, respectively, from a syndicate of lenders. The proceeds were used to pay off the previous credit facility. The Credit Facility includes a letter of credit sub-facility in the amount of $10,000,000. The revolving credit facility (the Revolving Credit Facility) matures on August 26, 2008. At December 31, 2005, of the $10,000,000 letter of credit sub-facility, $500,000 has been reserved as an outstanding letter of credit as contractually required by a specific customer group of the Company. The new term loans (the Term Loans) have scheduled payments due quarterly beginning June 30, 2004 through August 26, 2008 for tranche B and February 26, 2009 for tranche C. Outstanding indebtedness under the Revolving Credit Facility and tranche B of the Term Loans bears interest, at the Company’s option, at a rate equal to the prime rate plus up to 3.0% or LIBOR plus up to 4.0%, with the margin over the prime rate and LIBOR decreasing as the ratio of total debt to consolidated EBITDA (as defined in the agreement) decreases. Outstanding indebtedness under the tranche C term loan bears interest at LIBOR plus 6.75%, with a LIBOR floor of 2.0%. Borrowings under the Credit Facility, the Term Loan tranche B and Term Loan tranche C bore interest of LIBOR (4.54% at December 31, 2005) plus the applicable margin. The Credit Facility prohibits payment of dividends and other distributions and restricts or prohibits the Company from making certain acquisitions, incurring indebtedness, incurring liens, disposing of assets or making investments, and requires the Company to maintain certain financial ratios on an ongoing basis. The Revolving Credit Facility and Term Loans are collateralized by pledges of the stock of the Company’s direct and indirect subsidiaries. At December 31, 2005, the Company’s debt balance under the tranche B and tranche C was $61,559,000 and $41,265,000, respectively.

On July 12, 2000, the Company entered into a Securities Purchase Agreement with TCW/Crescent Mezzanine, L.L.C. authorizing the issuance of $30,000,000 of Senior Subordinated Notes

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

(Notes) bearing annual interest of 12.5%, due July 11, 2010. Interest on the Notes is payable quarterly. The Notes are unsecured senior subordinated obligations of the Company and, as such, are subordinated in right of payment to all existing and future indebtedness of the Company, including indebtedness under the Credit Facility. The Company may redeem all or any of the Notes in whole or in part, at any time at a redemption price specified in the underlying note agreement. The Notes are subject to mandatory redemption on the earlier of July 11, 2010, or immediately prior to the redemption of any preferred stock.

The Notes contain certain covenants, including, among other things, covenants which restrict or prohibit the Company from making restricted payments, incurring additional indebtedness, issuing disqualified stock, consummating transactions with affiliates, incurring liens, disposing of assets, making capital expenditures, and paying dividends and other distributions affecting subsidiaries. The Notes also require CBDV to maintain certain financial ratios on an ongoing basis. The Securities Purchase Agreement authorized the issuance to TCW/Crescent Mezzanine, L.L.C. of warrants to purchase an aggregate of 700,000 shares of its Common Stock (Note 9). In April 2003, the Company amended the Securities Purchase Agreement with TCW/Crescent Mezzanine, L.L.C. The amendment modified certain financial ratios beginning in 2001.

On February 27, 2004, the Company repaid $5,000,000 of the Notes and amended the Securities Purchase Agreement to conform to the Credit Facility. At December 31, 2005, the Company’s debt balance related to the Securities Purchase Agreement was $25,000,000.

The Company entered into an arrangement on April 30, 2003 to purchase a stream of future commission payments from an affiliated agent for a price of $975,000. The Company paid $325,000 in cash and cash equivalents and the balance of $650,000 was financed with a promissory note. The Company agreed to pay the seller 60 installment payments bearing an interest rate of 8.0%. At December 31, 2005, the Company’s related debt balance is $335,000.

Long-term debt maturing in the next five years is presented below (in thousands):

2006	$6,327
2007	8,262
2008	48,565
2009	40,005
2010 and thereafter	25,000

$128,159

8.	Redeemable Preferred Stock

Series A and B Senior Preferred Stock

Series A and B Senior Preferred Stock (collectively referred to hereafter as Senior Preferred Stock) have no voting rights. The holders of the outstanding shares of Senior Preferred Stock shall be entitled to receive, out of funds legally available, cumulative dividends in cash, at the per share rate of twelve and ten percent per annum, respectively. Such dividends will accumulate quarterly in arrears commencing as of the date of issuance of the Senior Preferred Stock and be cumulative, to the extent unpaid, whether or not they have been declared and whether or not there are any profits, surplus or

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

other funds of the Company available for the payment of dividends. Cumulative dividends in arrears on Senior Preferred Stock are as follows:

	2004	2005

Series A and Series B	$22,494,000	$28,218,000

Upon any liquidation event, each holder of outstanding shares of Senior Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to stockholders, and before any amount shall be paid or distributed to the holders of junior securities, an amount in cash equal to the Senior Preferred Liquidation Preference Amount, which is defined as (i) $1,000 per share of Senior Preferred Stock held by such holder, plus (ii) any declared but unpaid dividends, plus (iii) any accrued interest to which the holder is entitled.

At any time on or after June 30, 2007, upon election of the holders of not less than 66 2/3% of the voting power of the outstanding Senior Preferred Stock, the Company shall redeem all of the outstanding shares of Senior Preferred Stock at the Senior Preferred Liquidation Preference Amount. The Company may at any time redeem all or any portion of the Senior Preferred Stock then outstanding. On any such redemption date, the Company shall pay a price per share equal to the Senior Preferred Liquidation Preference Amount. In the event that the Company fails for any reason to redeem shares for which redemption is required, the Senior Preferred Liquidation Preference Amount is to bear interest at the rate of fifteen percent per annum, in lieu of the accrual of any additional dividends.

Series A and B Convertible Participating Preferred Stock

Each share of Series A and B Convertible Participating Preferred Stock (collectively referred to hereafter as Convertible Preferred Stock) is entitled to 17.44 votes, which is the number of shares of Common Stock into which such shares of Convertible Preferred Stock could be converted. Subject to the dividend and redemption preferences of the Senior Preferred Stock, the holders of Convertible Preferred Stock are entitled to receive dividends out of funds legally available at such times and in such amounts as the Board of Directors may determine in its sole discretion. The rights to dividends on shares of Convertible Preferred Stock are not cumulative.

Upon any liquidation event, each holder of outstanding shares of Convertible Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to stockholders, and before any amount shall be paid or distributed to the holders of Common Stock, an amount in cash equal to the Convertible Preferred Base Liquidation Amount, which is defined as (i) $1,008.72 or $1,109.59 per share of Convertible Preferred Stock held by such holder for the Series A and B, respectively, plus (ii) any declared but unpaid dividends, plus (iii) any accrued interest to which the holder is entitled.

At any time on or after June 30, 2007, upon the approval of not less than 66 2/3% or 50% of the voting power of the outstanding Convertible Preferred Stock, respectively, the Company shall redeem all of the outstanding shares of Convertible Preferred Stock in cash at the Convertible Preferred Base Liquidation Amount.

The holders of the Convertible Preferred Stock shall have right to convert simultaneously all of the outstanding shares of Convertible Preferred Stock into (i) 17.44 shares of fully paid and nonassessable shares of Common Stock and (ii) one or one and one-tenth fully paid and nonassessable share of Perpetual Preferred Stock.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

A Qualified Public Offering is an underwritten public offering of the Company’s Common Stock that raises sufficient proceeds to redeem all shares of the Company’s Perpetual Preferred Stock. Upon a Qualified Public Offering, each share of Convertible Preferred Stock will be converted into (i) 17.44 shares of fully paid and nonassessable shares of Common Stock and (ii) one or one and one-tenth fully paid and nonassessable share of Perpetual Preferred Stock for the Series A and B, respectively.

The Company may be required to redeem Senior Preferred Stock and Convertible Preferred Stock totaling $197 million (inclusive of accumulated dividends) in 2007.

Perpetual Preferred Stock

The holder of each share of Perpetual Preferred Stock is entitled to one vote for each share held. The holder of outstanding shares of Perpetual Preferred Stock shall be entitled to receive, out of any funds legally available, cumulative (non-compounding) dividends on the Perpetual Preferred Stock in cash, at the per share rate of ten percent per annum. Such dividends will accumulate quarterly in arrears commencing as of the date of issuance of the Perpetual Preferred Stock and be cumulative, to the extent unpaid, whether or not there are profits, surplus or other funds of the Company available for the payment of dividends.

Upon the closing of a Qualified Public Offering, each outstanding share of Perpetual Preferred Stock shall be immediately redeemed for an amount in cash equal to $1,000 per share. Upon any liquidation event, each holder of outstanding shares of Perpetual Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to stockholders, and before any amount shall be paid or distributed to the holders of Common stock, an amount in cash equal to the sum of (a) $1,000 per share of Perpetual Preferred stock held by the holder, plus (b) any accumulated but unpaid dividends to which such holder of outstanding Perpetual Preferred stock is entitled.

9.	Stockholders’ Deficit

Convertible Non-Voting Common Stock

The holders of Convertible Non-Voting Common Stock have no voting rights. Subject to the dividend and liquidation preferences of the Senior Preferred Stock, the Convertible Preferred Stock and the Perpetual Preferred Stock, the holders of Convertible Non-Voting Common Stock shall be entitled to receive dividends out of funds available at such times and in such amounts as the Board of Directors may determine.

Upon any liquidation event, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which holders of the Senior Preferred Stock, Convertible Preferred Stock or Perpetual Preferred Stock, as applicable, are entitled with respect to the distribution of assets in liquidation, the holders of Convertible Non-Voting Common Stock and Common Stock shall be entitled to share ratably in the remaining assets of the Company available for distribution.

Each holder of Convertible Non-Voting Common Stock shall be entitled at any time to convert any or all of the shares of Convertible Non-Voting Common Stock into the same number of shares of Common Stock.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Common Stock Warrants

The Company has issued warrants to acquire shares of its common stock. As of December 31, 2005, the Company has 700,000 common stock warrants outstanding. The warrants have an exercise price of $0.01 and expire on July 12, 2011. The exercise price is subject to amendment based on the future issuance, if any, of certain dilutive equity securities.

Shares of Common Stock reserved for future issuance at December 31, 2005 are as follows:

Common
Stock

Shares reserved for:
Convertible non-voting common stock	3,828,036
Series A convertible participating preferred stock	1,499,892
Series B convertible participating preferred stock	700,582
Options	1,862,350
Warrants	700,000

Total shares reserved	8,590,860

10.	Stock Options and Purchase Plans

On June 17, 1999, the Board of Directors of the Company adopted the 1999 Stock Option Plan (the 1999 Plan) whereby the Company may issue to directors, officers, key employees and certain other key individuals up to 800,000 shares of the Company’s Common Stock. Effective August 25, 2004, the Board of Directors adopted an Amended and Restated Stock Option Plan (Amended Plan) that increased the number of shares available under the 1999 Plan to 2,300,000. Under the Amended Plan, the Company has granted sales incentive, time vested and performance-based non-qualified stock options. Options granted are at an exercise price that is determined by the Compensation Committee of the Board of Directors. The exercise price of the incentive stock options shall not be less than fair market value of the stock on the date of grant, as determined by the Compensation Committee. Time vested non-qualified options vest and become exercisable under the Amended Plan over a period that the Compensation Committee determines at the date of grant, sales incentive stock options vest and become exercisable at the first anniversary of the date of grant, and performance based options vest and become exercisable upon attainment of certain operating results. Options granted under the Amended Plan shall expire no later than ten years after date of grant. At December 31, 2004 and 2005, there are no sales incentive stock options outstanding.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Information regarding the performance based option plans follows:

	Year Ended December 31
	2004		2005
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Options outstanding, beginning of year	260,000	$3.22	137,500	$.78
Exercised	—	—	(500)	.50
Cancelled/forfeited	(122,500)	5.89	(2,000)	.50

Options outstanding, end of year	137,500	.78	135,000	.78

Exercisable, end of year	23,000	.54	42,500	1.05

The following table summarizes information about performance based stock options outstanding at December 31, 2005:

Options Outstanding				Options Exercisable
			Weighted-
		Weighted-	Average		Weighted-
Range of		Average	Remaining		Average
Exercise		Exercise	Contractual	Number	Exercise
Prices	Number	Price	Life	Exercisable	Price

$ .50 — .55	107,500	$0.51	4 Years	21,500	$0.51
$1.17 — 1.63	25,000	1.54	6 Years	21,000	1.61
$4.05 — 4.92	2,500	4.92	7 Years	—	—

	135,000	$0.78		42,500	$1.05

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Information regarding the time vested option plans follows:

	Year Ended December 31
	2004		2005
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Options outstanding, beginning of year	646,250	$1.44	1,761,750	$2.17
Granted	1,150,000	2.57	—	—
Exercised	(9,000)	0.75	(22,400)	1.17
Cancelled/forfeited	(25,500)	2.15	(12,000)	.78

Options outstanding, end of year	1,761,750	2.17	1,727,350	2.19

Exercisable, end of year	348,350	1.27	448,250	1.38

Weighted average fair value of options granted during the year		$0.40		—

The following table summarizes information about time vested stock options outstanding at December 31, 2005:

Options Outstanding				Options Exercisable
			Weighted-
		Weighted-	Average		Weighted-
Range of		Average	Remaining		Average
Exercise		Exercise	Contractual	Number	Exercise
Prices	Number	Price	Life	Exercisable	Price

$ .50 — .55	128,750	$0.53	4 Years	128,750	$0.53
$1.17 — 1.63	428,600	1.58	7 Years	294,400	1.57
$2.57	1,150,000	2.57	9 Years	10,000	2.57
$4.05 — 4.92	20,000	4.25	7 Years	15,100	4.21

	1,727,350	$2.19		448,250	$1.38

The options above were issued at exercise prices which approximate fair market value at the date of grant. At December 31, 2005, 402,030 shares are available for grant under the Amended Plan. During 2005, the Company issued 500 and 22,400 shares of its common stock at $0.50 and $1.17 per share respectively. During 2005, the Company cancelled 6,000 shares of Common Stock at no cost as part of a legal dispute with a former employee. During 2004, the Company issued 7,000 and 2,000 shares of its Common Stock at $0.50 and $1.63 per share, respectively.

Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

Statement. The fair value of these options was estimated at the date of grant using the minimum value option pricing model with the following weighted-average assumptions:

	2003	2004	2005

Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	3 — 5	3 — 5	3 — 5
Risk-free interest rate	2.60%	3.79%	3.80%

The minimum value option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows:

	2003	2004	2005
	(In thousands)

Net income available to common stockholders — as reported	$1,634	$5,252	$6,150
Net income available to common stockholders — pro forma	1,616	5,209	6,119

In 1999, the Company adopted the 1999 Securities Purchase Plan (the Purchase Plan) whereby the Company may provide incentives to employees, directors, consultants or advisors of the Company through the sale of Common Stock to the participants. There is no established limit on the number of shares the Company may grant. Stock issued under the Purchase Plan vests ratably over a five-year term. These shares issued are subject to certain repurchase provisions as specified in the underlying executive stock agreement. At December 31, 2004 and 2005, there were 1,005,856 and 1,041,856 shares of vested Common Stock, respectively. No shares have been granted since 2000.

For fiscal years beginning after December 15, 2005, the Company is required to follow the provision of SFAS 123(R), revised Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company is a non-public entity that used the minimum value method for pro forma disclosures under the original provisions of SFAS 123, and in accordance with SFAS 123(R), the Company is to discontinue providing pro forma disclosures for existing grants. The Company will follow the guidelines of SFAS 123(R) for grants distributed after December 31, 2005.

11.	Employee Benefit Plans

The Company maintains a 401(k) profit sharing plan for all full-time employees who have completed six months of service. The plan allows employees to defer from 1% to 20% of their earnings on a pretax basis through contributions to the plan. Employer matching contributions are based upon a fixed percentage of voluntary employee contributions. Employer profit sharing contributions are based upon a fixed percentage of qualifying plan participants’ annual compensation. Both employer matching and profit sharing contribution levels are discretionary and are determined by the Company and approved by the Board of Directors on an annual basis. Employees are always

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

100% vested in their contributions and become fully vested in employer contributions after five years of service.

The Company contributed approximately $230,000, $258,000 and $340,000 to the plan during 2003, 2004 and 2005, respectively.

12.	Operating Lease Commitments

The Company leases office facilities and certain office equipment under various operating leases expiring through 2014. Some lease agreements contain renewal options and/or fixed escalation clauses. Future minimum lease payments under these agreements as of December 31, 2005, are as follows (in thousands):

2006	$3,140
2007	2,640
2008	2,459
2009	2,217
2010	1,191
2011 and thereafter	4,763

$16,410

Rental expense under such leases for the years ended December 31, 2003, 2004 and 2005 was approximately $3,847,000, $3,739,000 and $3,360,000, respectively.

The Company assigned all DHMI facility operating leases in conjunction with the disposal of the DHMI dental facilities in 2001 and 2002. The Company potentially has contingent liability for leases that may still be in effect as of December 31, 2005. The Company has not realized any exposure in relation to these leases since the assignments and does not believe any material financial exposure exists at December 31, 2005.

13.	Reinsurance and Other Arrangements

Effective December 1994, the Company purchased UniLife Insurance Company (UniLife) which had existing ordinary life insurance. UniLife entered into an agreement with SCOR Life Insurance Company (SCOR) to cede 100% of existing ordinary life insurance. Effective December 31, 2001, UniLife merged into CompBenefits Insurance and this agreement with SCOR remained in effect. The face amount of these ceded ordinary life policies was $11,966,000, $11,473,000 and $11,159,000 at December 31, 2003, 2004 and 2005, respectively. CompBenefits Insurance has recorded aggregate reserves of $5,445,000 and $5,464,000 and a corresponding receivable due from reinsurer for the same amount at December 31, 2004 and 2005, respectively.

Effective October 28, 1999, the Company purchased CompBenefits Insurance from Lincoln Memorial Life Insurance Company (Lincoln Memorial) and entered into an agreement with Lincoln Memorial to cede 100% of the existing ordinary life and annuity policies of CompBenefits Insurance. The face amount of these ceded ordinary life and annuity policies was $4,320,000, $3,954,000 and $3,632,000 at December 31, 2003, 2004 and 2005, respectively. CompBenefits Insurance has recorded aggregate reserves of $2,753,000 and $2,614,000 and a corresponding receivable due from reinsurer for the same amount at December 31, 2004 and 2005, respectively.

During 2000, the Company entered into a 100% coinsurance agreement for all active and future policies written by an Illinois-domiciled non-profit Voluntary Health Service Plan. The assumed

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

reserves associated with this reinsurance arrangement are included in dental claims payable on the accompanying consolidated balance sheets. The assumed premiums were $6,641,000 and $3,106,000 for the years ended December 31, 2003 and 2004, respectively and are included in premium revenue in the accompanying consolidated income statements. This agreement was terminated in 2004.

The Company offers managed care products through a third party private label arrangement. The Company is paid an administrative fee to provide billing, collection, claims, capitation, and payment services. The agreement includes the sharing of profits and losses, between the two parties, and as such, the Company records 50% of all revenues and expenses associated with this business. The administrative fee the Company earns is included in other revenue. Total reported premiums earned were $2,848,000 and $3,476,000 for the years ended December 31, 2004 and 2005, respectively. Total reported claims incurred were $244,000 and $267,000 for the years ended December 31, 2004 and 2005, respectively. Other reported expenses incurred were $887,000 and $1,090,000 for the years ended December 31, 2004 and 2005, respectively.

14.	Dental and Vision Claims Payable

Activity in the dental and vision claims payable is summarized as follows:

	2003	2004	2005
	(In thousands)

Balance at January 1,	$15,244	$12,788	$15,942
Incurred related to:
Current year	106,701	132,572	152,165
Prior years	(4,604)	(1,425)	994

Total incurred	102,097	131,147	153,159
Paid related to:
Current year	93,913	116,639	132,373
Prior years	10,640	11,354	16,936

Total paid	104,553	127,993	149,309

Balance at December 31,	$12,788	$15,942	$19,792

The reconciliation reflects that a deficiency in the reserves of $994,000 developed in 2005. This deficiency was primarily attributable to an unanticipated increase in utilization from extensive growth in business realized in 2004. This was coupled with changes to products with increased benefit options for existing customers that renewed in 2004.

The reconciliation reflects that redundancies in the reserves of $4,604,000 and $1,425,000 developed in 2003 and 2004, respectively. The redundancy that developed in 2003 was primarily due to two events. The first represented $1,500,000 of the 2003 redundancy that resulted from one customer whose loss experience and related expense displayed significant volatility in 2002. This volatility affected the underlying assumptions that developed the December 31, 2002 reserve, which was determined to be redundant when actual 2002 activity was paid in 2003. The second was due to underlying reserve assumptions relating to claims payment backlog statistics. The reserves anticipated a greater timing delay in submission and payment of claims than actual payment information revealed. The redundancy that developed in 2004 was primarily the result of differences between actual results and assumptions made.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

15.	Related-Party Transactions

Through November 1, 2004, the Company provided marketing, processing, and other administrative services to Health Care Systems, Inc. (HCS), a non-profit dental company, for a management fee. HCS was an indemnity insurer for dual choice (managed indemnity) dental coverage in the state of Illinois. The management fee was waived if HCS would have had a net loss after recognition of the fee and the fee could not exceed 30% of net premiums, as defined in the agreement. Management fees of $150,000 and $66,000 for the years ended December 31, 2003 and 2004, respectively were earned by the Company. HCS’ business was fully assumed by a subsidiary of the Company on November 1, 2004.

The Company has an agreement with a former founding stockholder of CBDV that provides for such stockholder to receive future payment of medical costs. The Company has recorded an actuarially determined liability relating to this agreement of approximately $165,000 and $155,000 at December 31, 2004 and 2005, respectively.

An officer of one of the Company’s subsidiaries also serves as a panel provider and was paid approximately $31,000, $38,000, and $41,000 in vision benefits provided for the years ended December 31, 2003, 2004 and 2005, respectively.

An immediate relative of an officer of one of the Company’s subsidiaries serves as a panel provider and was paid approximately $229,000, $118,000 and $180,000 in vision benefits provided for the years ended December 31, 2003, 2004 and 2005, respectively.

As part of the leveraged buyout of the Company that occurred in July 1999, certain executives of the Company were granted certain amounts of Common Stock. Promissory notes were executed carrying an annual compounding interest rate of 8.25%. At the end of December 31, 2005, the balance of these promissory notes is comprised of the following: 1) principal amount due of $86,000 and 2) an accrued interest receivable of $56,000.

During 2004, a director of the Company was released of responsibility for a note of $12,000 plus accrued interest of $4,000.

16.	Commitments and Contingencies

In the normal course of business, the Company is involved in and subject to claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believes that the aggregate losses, if any, will not have a material effect on the Company’s financial position, results of operations, or cash flows.

17.	Fair Values of Financial Instruments

The Company uses the following methods and assumptions in estimating fair values of financial instruments.

For financial instruments that have quoted market prices, those quotes are used to determine fair value. If no market quotes are available, financial instruments are valued by discounting the expected cash flows using an estimated current market interest rate for the financial instrument. The fair value of short-term and long-term debt with fixed interest rates is calculated by discounting contractual cash flows using estimated market discount rates. The carrying value of cash, cash equivalents and short-term investments and accrued interest payable approximates fair value.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

The schedule below displays the carrying value and fair value of the financial instruments (in thousands):

	2004		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Cash and cash equivalents	$29,571	$29,571	$43,425	$43,425
Short-term investments	11,908	11,908	5,000	5,000
Premiums receivable from subscribers	5,601	5,601	7,091	7,091
Restricted funds	4,660	4,660	4,159	4,159
Accrued interest payable	(1,818)	(1,818)	(1,875)	(1,875)
Accounts payable and accrued expenses	(7,965)	(7,965)	(7,620)	(7,620)
Debt	(141,301)	(141,301)	(128,159)	(128,159)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect the premium or discount on any particular financial instrument that could result from the sale of the Company’s entire holdings. Because a limited market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18.	Earnings Per Share

Earnings per share (EPS) has been computed according to SFAS No. 128, Earnings Per Share, which requires a dual presentation of basic and diluted EPS. Basic EPS represents net income available to common stockholders divided by the weighted average number of common shares outstanding during a reported period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, including convertible preferred stock, stock options, warrants, and restricted stock (commonly and hereinafter referred to as Common Stock Equivalents), were exercised or converted into common stock. In applying the treasury stock method for stock-based compensation arrangements, the assumed proceeds were computed as the sum of the amount the employee must pay upon exercise and the amounts of compensation cost attributed to future services and not yet recognized.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005

The following table sets forth the computation for basic and diluted net income per share for the years ended December 31:

	2003			2004			2005
	Income	Shares	Per	Income	Shares	Per	Income	Shares	Per
	(Num-	(Denom-	Share	(Num-	Denom-	Share	(Num-	Denom-	Share
	erator)	inator)	Amount	erator)	inator	Amount	erator)	inator	Amount
	(Amounts in thousands, except per share data)

Basic EPS
Net income available to common stockholders	$1,634	12,417	$0.13	$5,252	12,458	$0.42	$6,150	12,518	$0.49
Effect of dilutive Securities
Stock options		92	—		201	(0.01)		173	(0.01)
Other equity conversions		2,966	$(0.02)		2,987	(0.07)		2,910	(0.09)

Common stock equivalents		3,058	$(0.02)		3,188	(0.08)		3,083	(0.10)
Diluted EPS
Net income available to common stockholders plus assumed conversions	$1,634	15,475	$0.11	$5,252	15,646	$0.34	$6,150	15,601	$0.39

Options to purchase 1,170,000 shares of Common Stock ranging from $2.57 to $4.92 per share were outstanding during 2005 but are not included in the computation of diluted EPS because the options’ exercise price was greater than the fair market price of the Common Stock. The options, which expire through 2014 were still outstanding at December 31, 2005.

Options to purchase 22,500 shares of Common Stock ranging from $4.05 to $4.92 per share were outstanding during 2004 but are not included in the computation of diluted EPS because the options’ exercise price was greater than the fair market price of the Common Stock. The options, which expire through 2012, were still outstanding at December 31, 2004.

Options to purchase 117,500 shares of Common Stock ranging from $4.05 to $9.37 per share were outstanding during 2003 but are not included in the computation of diluted EPS because the options’ exercise price was greater than the fair market price of the Common Stock. The options, which expire through 2012, were still outstanding at December 31, 2003.

19.	Subsequent Events

The Company entered into an arrangement effective January 1, 2006 to purchase an entity and its related stream of future commission payments from an affiliated agent for a purchase price of $2,587,000.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2005	2006
		(Unaudited)
	(In thousands, except share
	and per share data)

Assets
Current assets:
Cash and cash equivalents	$43,425	$41,525
Short-term investments	5,000	—
Premiums receivable from subscribers	7,091	9,622
Income tax receivable	—	3,003
Deferred income taxes	2,495	2,255
Other current assets	2,368	2,828

Total current assets	60,379	59,233
Restricted funds	4,159	4,662
Property and equipment, net of accumulated depreciation	4,593	4,467
Intangible assets, net of accumulated amortization	171,779	172,537
Deferred financing costs, net of accumulated amortization	1,827	1,767
Reinsurance recoverable-life policies and contracts	8,078	8,078
Deferred income taxes	480	—
Other assets	348	553

Total assets	$251,643	$251,297

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$7,620	$4,504
Unearned revenue	8,057	7,578
Accrued interest payable	1,875	1,433
Income tax payable	1,162	—
Dental and vision claims payable	19,792	19,382
Current portion of long-term debt	6,327	2,958
Other liabilities	4,375	4,640

Total current liabilities	49,208	40,495
Aggregate reserves for life policies and contracts	8,078	8,078
Long-term debt	121,832	181,401
Deferred income taxes	—	106
Other liabilities	3,162	3,454

Total liabilities	182,280	233,534
Redeemable preferred stock:
Series A senior preferred stock, $.01 par value; 20,000 shares authorized; issued and outstanding at December 31, 2005, none issued and outstanding at September 30, 2006	41,723	—
Series B senior preferred stock, $.01 par value; 7,300 shares authorized; issued and outstanding at December 31, 2005, none issued and outstanding at September 30, 2006	13,477	—
Perpetual preferred stock, $.01 par value; 150,000 shares authorized; none issued and outstanding at December 31, 2005 and September 30, 2006	—	—
Series A convertible participating preferred stock, $.01 par value; 100,000 shares authorized; 86,003 shares issued and outstanding at December 31, 2005 and September 30, 2006	85,823	86,287
Series B convertible participating preferred stock, $.01 par value; 41,000 shares authorized; 40,171 shares issued and outstanding	44,573	44,573
Commitments and contingencies
Stockholders’ deficit:
Common stock, $.01 par value; 17,250,000 shares authorized; 8,707,155 and 9,711,755 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively	87	97
Convertible non-voting common stock, $.01 par value; 5,250,000 authorized; 3,828,036 issued and outstanding	39	39
Additional paid-in capital	6,182	6,358
Accumulated deficit	(122,541)	(119,591)

Total stockholders’ deficit	(116,233)	(113,097)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$251,643	$251,297

See accompanying notes.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,
	2005	2006
	(Unaudited — in thousands except share and per share data)

Revenues:
Premium revenue	$235,683	$251,614
Other revenue	4,263	4,574
Investment income	910	1,697

Total revenues	240,856	257,885
Expenses:
Dental and vision benefits	153,613	168,547
Selling, general and administrative	59,849	62,857
Depreciation and amortization	3,252	3,000
Interest expense	9,790	14,497

Total expense	226,504	248,901

Income before income taxes	14,352	8,984
Income tax expense	5,329	3,503

Net income	9,023	5,481
Preferred stock dividend accretion	4,845	2,531

Net income available to common stockholders	$4,178	$2,950

Net income per share available to common stockholders:
Basic	$0.33	$0.23
Diluted	$0.27	$0.19
Weighted average shares outstanding:
Basic	12,504,859	12,618,457
Diluted	15,600,294	15,515,526

See accompanying notes.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
(Unaudited — dollar and share amounts in thousands)

									Stockholders’ Deficit
	Redeemable Preferred Stock
					Series A						Additional		Total
	Series A Senior		Series B Senior		Convertible		Series B Convertible		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2005	20	$37,088	7	$12,196	86	$85,205	40	$44,573	12,518	$126	$6,156	$(128,691)	$(122,409)
Stock issuance	—	—	—	—	—	—	—	—	23	—	26	—	26
Stock cancellation and repurchases	—	—	—	—	—	—	—	—	—	—	—	—	—
Preferred stock accretion	—	3,429	—	952	—	464	—	—	—	—	—	(4,845)	(4,845)
Net income	—	—	—	—	—	—	—	—	—	—	—	9,023	9,023

Balance at September 30, 2005	20	40,517	7	13,148	86	85,669	40	44,573	12,541	126	6,182	(124,513)	(118,205)
Stock issuance	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock cancellation and repurchases	—	—	—	—	—	—	—	—	(6)	—	—	—	—
Preferred stock accretion	—	1,206	—	329	—	154	—	—	—	—	—	(1,689)	(1,689)
Net income	—	—	—	—	—	—	—	—	—	—	—	3,661	3,661

Balance at December 31, 2005	20	41,723	7	13,477	86	85,823	40	44,573	12,535	126	6,182	(122,541)	(116,233)
Stock issuance	—	—	—	—	—	—	—	—	1,005	10	158	—	168
Redemption of preferred stock	(20)	(43,326)	(7)	(13,941)	—	—	—	—	—	—	—	—	—
Preferred stock accretion	—	1,603	—	464	—	464	—	—	—	—	—	(2,531)	(2,531)
Repayments of stockholder notes	—	—	—	—	—	—	—	—	—	—	18	—	18
Net income	—	—	—	—	—	—	—	—	—	—	—	5,481	5,481

Balance at September 30, 2006	—	—	—	—	86	$86,287	40	$44,573	13,540	$136	$6,358	$(119,591)	$(113,097)

See accompanying notes.

COMPBENEFITS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2005	2006
	(Unaudited —
	in thousands)

Operating activities
Net income	$9,023	$5,481
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,587	2,201
Amortization of intangible assets	665	799
Amortization of deferred financing costs	531	1,987
Deferred income tax expense	701	826
Changes in operating assets and liabilities:
Premiums receivable from subscribers	(3,255)	(2,531)
Other assets	(274)	(607)
Unearned revenue	202	(479)
Accounts payable and accrued expenses	(3,172)	(3,116)
Income taxes receivable and payable	(223)	(4,165)
Dental and vision claims payable	1,831	(410)
Other liabilities	3,118	(265)

Net cash provided by operating activities	11,734	(279)

Investing activities
Additions to property and equipment	(2,075)	(2,075)
Net decrease in short-term investments	11,908	5,000
Purchases of restricted funds	(1,002)	(737)
Maturity of restricted funds	1,504	234
Purchase of businesses and customer lists	—	(1,294)

Net cash provided by investing activities	10,335	1,128

Financing activities
Borrowings under long-term debt	—	186,000
Repayments under long-term debt	(11,081)	(129,800)
Redemption of preferred stock	—	(57,267)
Loan fees paid	—	(1,927)
Proceeds from the exercise of stock options	26	168
Other	—	77

Net cash used in financing activities	(11,055)	(2,749)

Increase (decrease) in cash and cash equivalents	11,014	(1,900)
Cash and cash equivalents at beginning of period	29,571	43,425

Cash and cash equivalents at end of period	$40,585	$41,525

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$9,261	$12,951

Income taxes	$5,481	$6,842

See accompanying notes.

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(UNAUDITED)

1.	Organization and Basis of Presentation

CompBenefits Corporation and Subsidiaries (collectively the Company) operate a system of dental and vision plans in more than 18 states.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information refer to the consolidated financial statements and footnotes of the Company for the year ended December 31, 2005.

2.	Dental and Vision Claims Payable

Activity in the dental and vision claims payable is summarized as follows:

	2005	2006
	(In thousands)

Balance at January 1,	$15,942	$19,792
Incurred related to:
Current year	113,873	135,274
Prior years	929	(2,349)

Total incurred	114,802	132,925
Paid related to:
Current year	96,435	116,423
Prior years	16,536	16,912

Total paid	112,971	133,335

Balance at September 30,	$17,773	$19,382

The reconciliation reflects that a redundancy in the reserves of $2,349,000 developed in 2006 relating to prior years. This redundancy was primarily attributable to an unanticipated decrease in utilization as compared to assumptions utilized in establishing the reserves at December 31, 2005. Utilization levels for the fourth quarter 2005 were more favorable (from a seasonality perspective) than anticipated.

The reconciliation reflects that a deficiency in the reserves of $929,000 developed in 2005 relating to prior years. This deficiency was primarily attributable to an unanticipated increase in utilization from extensive growth in business realized in 2004. This was coupled with changes to products with increased benefit options for existing customers that renewed in 2004.

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2006
(UNAUDITED)

3.	Long Term Debt

Long-term debt consists of the following:

	December 31,	September 30,
	2005	2006
	(In thousands)

Term loans	$102,824	$148,125
Senior subordinated notes	25,000	36,000
Miscellaneous debt	335	234

	128,159	184,359
Less current portion	6,327	2,958

	$121,832	$181,401

In April 2006, the Company entered into a new senior credit facility comprised of a $15 million revolving credit facility, and a $150 million term loan with a syndicate of lenders (the New Credit Facility). The Company also issued $36 million of new senior subordinated notes (New Notes). Of these borrowings, $59.4 million was used to repay principal and interest on the portion of the existing credit facility that bore interest equal to the prime rate plus up to 3.0% or LIBOR plus up to 4.0%, $42.2 million was used to repay principal and interest on the portion of the existing credit facility that bore interest equal to the prime rate plus 5.75% or LIBOR plus 6.75%, $25.1 million was used to repay all of the principal and interest on the existing senior subordinated notes which bore a fixed interest rate of 12.5%, $57.3 million was used to pay the outstanding 10% or 12% accumulated dividends upon, and then redeem, all of the outstanding senior preferred stock, and the remaining $2.0 million was used for working capital and general corporate purposes. After repayment, all of the obligations under, and the ability to draw upon, the existing credit facility terminated. Borrowings under the New Credit Facility bear interest at a floating rate equal to the prime rate plus up to 2.0% or LIBOR plus up to 3.0%, based upon the leverage ratio. The term loan matures on April 12, 2012 and requires quarterly payments of 0.625% of the initial principal amount for the first two years, with the quarterly payments doubling in years three, four, and five and with the remaining balance paid off in equal quarterly installments in year six. As of September 30, 2006, the Company had no amounts outstanding under the revolving portion of the New Credit Facility, and $0.5 million reserved under a letter of credit. Any borrowings outstanding under the revolving portion of the New Credit Facility are payable on its termination date, April 13, 2011. The New Notes pay a fixed interest rate of 11.75% and are payable in full on their maturity date, April 12, 2016. The New Credit Facility and New Notes are secured by the capital stock of each of the Company’s subsidiaries and by substantially all of the assets of the unregulated subsidiaries and guaranteed by all of the unregulated subsidiaries.

The New Credit Facility and New Notes include financial and operational covenants that limit the Company’s ability to incur additional indebtedness as well as purchase or dispose of significant assets. Financial covenants include a minimum fixed charge coverage ratio, maximum leverage and senior leverage ratios and limitations on capital expenditures and acquisitions. The Company was in compliance with all covenants under this indebtedness as of September 30, 2006.

The Company incurred $1.9 million of costs associated with the New Credit Facility and the New Notes and is amortizing these costs over the term of the debt using the effective interest method. The Company recognized $1.9 million of interest expense in 2006 from the write-off of unamortized financing costs relating to the previous credit facility.

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2006
(UNAUDITED)

Long-term debt maturing in the next five years is presented below (in thousands):

Fourth Quarter 2006	$972
2007	3,897
2008	6,614
2009	13,125
2010	26,250
2011 and thereafter	133,501

$184,359

4.	Redeemable Preferred Stock

Series A and B Senior Preferred Stock

On April 13, 2006, the Company redeemed the Series A and Series B Senior Preferred Stock for $43,326,000 and $13,942,000, respectively. The redemption included cumulative dividends for Series A and Series B of $23,326,000 and $6,668,000, respectively.

Upon the closing of a Qualified Public Offering, each outstanding share of our Series A Convertible Participating Preferred Stock shall convert into 17.44 shares of Common Stock and one share of Perpetual Preferred Stock and each outstanding share of our Series B Convertible Participating Preferred Stock shall convert into 17.44 shares of Common Stock and 1.1 shares of Perpetual Preferred Stock.

5.	Commitments and Contingencies

In the normal course of business, the Company is involved in and subject to claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believes that the aggregate losses, if any, will not have a material effect on the Company’s financial position, results of operations, or cash flows.

6.	Acquisition of Business

The Company entered into an arrangement effective January 1, 2006, to purchase an entity and its related stream of future commission payments from an affiliated agent for a net cash purchase price of $2,587,000. Intangible assets totaling $1,294,000 and other assets totaling $1,293,000 were recorded. The intangible assets are being amortized over four years.

7.	Stock Options and Purchase Plans

For fiscal years beginning after December 15, 2005, the Company is required to follow the provisions of SFAS 123(R), revised Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company is a non-public entity that used the minimum value method for pro forma disclosures under the original provisions of SFAS 123, and in accordance with SFAS 123(R), the Company is to discontinue providing pro forma disclosures for existing grants. The Company adopted SFAS 123(R) on January 1, 2006 and has applied the prospective transition method. Under the prospective transition method of SFAS 123(R), nonpublic entities that previously applied SFAS 123 using the minimum-value method (whether for financial statement recognition or pro forma disclosure purposes) will continue to account for nonvested equity awards outstanding at the date of adoption of

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2006
(UNAUDITED)

SFAS 123(R) in the same manner as they had been accounted for prior to adoption. All awards granted, modified, or settled after the date of adoption will be accounted for using the measurement, recognition, and attribution provisions of SFAS 123(R). The fair-value method of accounting was applied to the restricted stock that was granted to employees in August 2006. No options have been granted in 2006.

The actual impact of SFAS 123(R) cannot be predicted at this time because it will depend on the future level of stock or stock option grants and changes in valuation assumptions. However, had the Company adopted SFAS 123(R) in prior periods, the impact would have approximated the impact of SFAS 123 as previously described in the notes to our consolidated financial statements included elsewhere in this prospectus.

On June 17, 1999, the Board of Directors of the Company adopted the 1999 Stock Option Plan (the 1999 Plan) whereby the Company may issue to directors, officers, key employees and certain other key individuals up to 800,000 shares of the Company’s Common Stock. Effective August 25, 2004, the Board of Directors adopted an Amended and Restated Stock Option Plan (Amended Plan) that increased the number of shares available under the Amended Plan to 2,300,000. Under the Amended Plan, the Company has granted sales incentive, time vested and performance-based non-qualified stock options. Options granted are at an exercise price that is determined by the Compensation Committee of the Board of Directors. The exercise price of the incentive stock options shall not be less than fair market value of the stock on the date of grant, as determined by the Compensation Committee. Time vested non-qualified options vest and become exercisable under the Amended Plan over a period that the Compensation Committee determines at the date of grant. Sales incentive stock options vest and become exercisable at the first anniversary of the date of grant, and performance based options vest and become exercisable upon attainment of certain operating results. Options granted under the Amended Plan shall expire no later than ten years after date of grant. Effective August 2, 2006, the Board of Directors amended the Amended Plan to allow for the issuance of restricted stock and to increase the number of shares available under the Amended Plan to 3,300,000.

On August 2, 2006, the Company cancelled 950,000 non-qualified stock options that had an exercise price of $2.57. The vesting of these options would have occurred if certain price targets were achieved upon a Qualified Public Offering or sale of the company, or five years, whichever came first. In exchange for the cancelled options, the Company issued 950,000 shares of restricted stock at a share price of $0.01. The restricted stock has a five-year, time-based vesting schedule with a vesting start date based on the original grant date of the relinquished options. At September 30, 2006, 40% of the shares are vested. The restricted stock grants will provide for a full vesting acceleration upon the closing of a sale event and 50% vesting acceleration of unvested shares upon the closing of a Qualified Public Offering. The value of the restricted stock was determined by the Board of Directors to be $0.42 per share after consideration of a contemporaneous valuation prepared by an independent third party. Compensation expense of $155,800 was recorded for the nine months ended September 30, 2006, and the remaining $233,700 of compensation expense will be recognized over the remaining vesting period.

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2006
(UNAUDITED)

Information regarding the performance-based option plans follows:

	For the Nine Months Ended September 30,
	2005		2006
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Options outstanding, beginning of year	137,500	$.78	16,000	$.78
Exercised	(500)	.50	(4,000)	.50
Cancelled/forfeited	(2,000)	.50	(135,000)	.50

Options outstanding, end of period	135,000	.78	115,000	.83

Exercisable, end of period	22,500	.54	38,500	1.11

The following table summarizes information about performance-based stock options outstanding at September 30, 2006:

Options Outstanding				Options Exercisable
			Weighted-
		Weighted-	Average		Weighted-
Range of		Average	Remaining		Average
Exercise		Exercise	Contractual	Number	Exercise
Prices	Number	Price	Life	Exercisable	Price

$.50 — .55	87,500	$0.51	3 Years	17,500	$0.51
$1.17 — 1.63	25,000	1.54	5 Years	21,000	1.61
$4.05 — 4.92	2,500	4.92	6 Years	—	—

	115,000	$0.83		38,500	$1.11

Information regarding the time-vested option plans follows:

	Nine Months
	Ended September 30,
	2005		2006
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Options outstanding, beginning of year	1,761,750	$2.17	1,727,350	$2.17
Exercised	(22,400)	1.17	(600)	1.17
Cancelled/forfeited	(12,000)	.78	(950,000)	2.57

Options outstanding, end of period	1,727,350	2.17	776,750	1.73

Exercisable, end of period	396,750	1.35	491,350	1.44

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2006
(UNAUDITED)

The following table summarizes information about time-vested stock options outstanding at September 30, 2006:

Options Outstanding				Options Exercisable
			Weighted-
		Weighted-	Average		Weighted-
Range of		Average	Remaining		Average
Exercise		Exercise	Contractual	Number	Exercise
Prices	Number	Price	Life	Exercisable	Price

$.50 — .55	128,750	$0.53	3 Years	128,750	$0.53
$1.17 — 1.63	428,000	1.58	7 Years	324,000	1.57
$2.57	200,000	2.57	8 Years	20,000	2.57
$4.05 — 4.92	20,000	4.25	6 Years	18,600	4.20

	776,750	$1.73		491,350	$1.44

The options above were issued at exercise prices which approximate fair market value at the date of grant. At September 30, 2006, 1,368,030 shares are available for grant under the Amended Plan. During the nine months ended September 30, 2006, the Company issued 4,000 share of Common Stock at $0.50 per share, 600 shares of Common Stock at $1.17 per share and 1,000,000 shares of Common Stock at $0.01 per share (including the 950,000 shares of restricted stock discussed above). During the nine months ended September 30, 2005, the Company issued 500 and 22,400 shares of its common stock at $0.50 and $1.17 per share respectively.

Pro forma information regarding net income was required by SFAS 123 for prior periods, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value option-pricing model with the following weighted-average assumptions:

2005

Dividend yield	0.0%
Expected life (years)	3 — 5
Risk-free interest rate	3.80%

The minimum value option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2006
(UNAUDITED)

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows as of September 30:

2005
(In thousands)

Net income available to common stockholders — as reported	$4,178
Net income available to common stockholders — pro forma	4,161

In 1999, the Company adopted the 1999 Securities Purchase Plan (the Purchase Plan) whereby the Company may provide incentives to employees, directors, consultants or advisors of the Company through the sale of Common Stock to the participants. There is no established limit on the number of shares the Company may grant. Stock issued under the Purchase Plan vests ratably over a five-year term. These shares issued are subject to certain repurchase provisions as specified in the underlying executive stock agreement. At September 30, 2005 and 2006, there were 1,047,856 and 1,421,856 shares of vested Common Stock, respectively. No shares have been granted since 2000.

8.	Earnings Per Share

Earnings per share (EPS) has been computed according to SFAS No. 128, Earnings Per Share, which requires a dual presentation of basic and diluted EPS. Basic EPS represents net income available to common stockholders divided by the weighted average number of common shares outstanding during a reported period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, including convertible preferred stock, stock options, warrants, and restricted stock (commonly and hereinafter referred to as Common Stock Equivalents), were exercised or converted into common stock. In applying the treasury stock method for stock-based compensation arrangements, the assumed proceeds were computed as the sum of the amount the employee must pay upon exercise and the amounts of compensation cost attributed to future services and not yet recognized.

The following table sets forth the computation for basic and diluted net income available to common stockholders per share for the nine months ended September 30:

	2005			2006
	Income	Shares	Per Share	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
	(Amounts in thousands, except per share data)

Basic EPS
Net income available to common stockholders	$4,178	12,505	$0.33	$2,950	12,618	$0.23
Effect of dilutive Securities
Stock options		174	—		—	—
Other equity conversions		2,921	(0.06)		2,898	(0.04)

Common stock equivalents		3,095	(0.06)		2,898	(0.04)
Diluted EPS
Net income available to common stockholders plus assumed conversions	$4,178	15,600	$0.27	$2,950	15,516	$0.19

Options to purchase 891,750 shares of Common Stock ranging from $0.50 to $4.92 per share were outstanding during 2006 but are not included in the computation of diluted EPS because the

COMPBENEFITS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2006
(UNAUDITED)

options’ exercise price was greater than the fair market price of the Common Stock. The options, which expire through 2014, were still outstanding at September 30, 2006.

Options to purchase 1,170,000 shares of Common Stock ranging from $2.57 to $4.92 per share were outstanding during 2005 but are not included in the computation of diluted EPS because the options’ exercise price was greater than the fair market price of the Common Stock. The options, which expire through 2014, were still outstanding at September 30, 2005.

9.	Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections which requires the direct effects of voluntary accounting principle changes to be retrospectively applied to prior periods’ financial statements. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, but would apply in the unusual instance that a pronouncement does not include specific transition provisions. SFAS 154 maintains existing guidance with respect to accounting estimate changes and corrections of errors, and is effective for fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 as of the effective date, and it has not had a material effect on its financial statements.

In July 2006, the FASB issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return, including a decision whether to file or not to file a return in a particular jurisdiction. The accounting provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the effect, if any, the adoption of FIN No. 48 will have on its financial statements.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Page
Prospectus Summary	1
Risk Factors	10
Forward Looking Statements and Projections	29
Use of Proceeds	30
Dividend Policy	31
Capitalization	32
Dilution	33
Selected Consolidated and Other Financial Data	35
Management’s Discussion and Analysis of Financial Condition and Results of Operations	38
Business	56
Management	77
Principal Stockholders	90
Certain Relationships and Related Transactions	93
Description of Capital Stock	95
Shares Eligible for Future Sale	99
U.S. Federal Tax Consequences for Non-U.S. Holders	102
Underwriting	104
Legal Matters	108
Experts	108
Where You Can Find More Information	108
Index to Consolidated Financial Statements	F-1
EX-4.2 AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
EX-4.3 CONSENT, AMENDMENT AND JOINDER AMENDMENT
EX-10.1 1999 SECURITIES PURCHASE PLAN
EX-10.2 FORM OF EXECUTIVE STOCK AGREEMENT
EX-10.3 FORM OF DIRECTOR STOCK AGREEMENT
EX-10.4 1999 STOCK OPTION PLAN
EX-10.5 FORM OF INCENTIVE OPTION AGREEMENT
EX-10.6 FORM OF EXECUTIVE MANAGEMENT INCENTIVE OPTION AGREEMENT
EX-10.7 FORM OF PERFORMANCE BASED OPTION AGREEMENT
EX-10.8 FORM OF TIME VESTED OPTION AGREEMENT
EX-10.9 FORM OF RESTRICTED STOCK AGREEMENT
EX-10.14 EMPLOYMENT AGREEMENT - KIRK E. ROTHROCK
EX-10.15 AMENDMENT TO EMPLOYMENT AGREEMENT - KIRK E. ROTHROCK
EX-10.16 EMPLOYMENT AGREEMENT - GEORGE W. DUNAWAY
EX-10.17 EMPLOYMENT AGREEMENT - BRUCE A. MITCHELL
EX-10.18 EMPLOYMENT AGREEMENT - ALAN STEWART
EX-10.19 AMENDMENT ONE TO THE EMPLOYMENT AGREEMENT - ALAN STEWART
EX-10.20 AMENDMENT TWO TO THE EMPLOYMENT AGREEMENT - ALAN STEWART
EX-10.22 EMPLOYMENT AGREEMENT - MARY KAY GILBERT
EX-10.24 EMPLOYMENT AGREEMENT - KAREN B. MITCHELL
EX-10.25 FIRST AMENDMENT TO THE EMPLOYMENT AGREEMENT - KAREN B. MITCHELL
EX-10.27 EMPLOYMENT AGREEMENT - JOHN LUMPKINS
EX-10.30 WARRANT AGREEMENT
EX-10.31 SENIOR AMENDED AND RESTATED CREDIT AGREEMENT
EX-10.32 AMENDMENT NO. 1 TO THE SENIOR AMENDED AND RESTATED CREDIT AGREEMENT
EX-10.33 SENIOR SUBORDINATED NOTE PURCHASE AGREEMENT
EX-10.34 SENIOR SUBORDINATED NOTE OF THE REGISTRANT
EX-10.35 SENIOR SUBORDINATED NOTE OF THE REGISTRANT
EX-10.36 SENIOR SUBORDINATED NOTE OF THE REGISTRANT
EX-10.37 SENIOR SUBORDINATED NOTE OF THE REGISTRANT
EX-10.38 SENIOR SUBORDINATED NOTE OF THE REGISTRANT
EX-10.39 SENIOR SUBORDINATED NOTE OF THE REGISTRANT
EX-10.40 SENIOR SUBORDINATED NOTE OF THE REGISTRANT
EX-10.41 COMMERICAL LEASE
EX-10.42 COMMERICAL LEASE
EX-10.43 COMMERICAL LEASE
EX-10.44 SUBLEASE AGREEMENT
EX-10.45 ASSIGNMENT AND ASSUMPTION OF LEASE
EX-10.46 COMMERICAL LEASE
EX-10.47 CONSENT TO ASSIGNMENT OF THE COMMERCIAL LEASE
EX-10.48 FIFTH AMENDMENT TO THE COMMERICAL LEASE
EX-10.49 SIXTH AMENDMENT TO THE COMMERICAL LEASE
EX-21.1 LIST OF SUBSIDIARIES
EX-23.1 CONSENT OF ERNST & YOUNG LLP

Through and including          , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        Shares

CompBenefits
Corporation

Common Stock

Goldman, Sachs & Co.
Banc of America Securities LLC
CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and the Nasdaq Global Market Listing Fee.

Amount to be Paid

SEC registration fee		$16,050
NASD filing fee		15,500
Nasdaq Global Market listing fee		*
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

* To come.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer,

employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deem proper. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and other entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the past three years, we have sold and issued the following unregistered securities:

(1) On April 13, 2006, we sold 11.75% senior subordinated notes in the principal amount of $36,000,000 to Alpinvest Partners Mezzanine 2006 C.V., New York Life Investment Management Mezzanine Partners, LP and NYLIM Partners Parallel Fund, LP.

(2) In August 2006, we issued an aggregate of 1,000,000 shares of restricted stock to Kirk Rothrock, George Dunaway, Bruce Mitchell, Alan Stewart, Stanley Shapiro and Jonathon Lumpkins pursuant to our 1999 Stock Option Plan for an aggregate purchase price of $10,000.

(3) Thus far during 2006, we issued and sold 4,000 and 600 shares of common stock upon the exercise of options granted pursuant to our 1999 Stock Option Plan at $0.50 and $1.17 per share, respectively, for an aggregate consideration of $2,702. During 2005, we issued and sold 500 and 22,400 shares of our common stock upon the exercise of stock options granted pursuant to our 1999 Stock Option Plan at $0.50 and $1.17 per share, respectively, for an aggregate consideration of $26,458. During 2004, we issued and sold 7,000 and 2,000 shares of our common stock upon the exercise of stock options granted pursuant to our 1999 Stock Option Plan at $0.50 and $1.63 per share, respectively, for an aggregate consideration of $6,760.

(4) In July 2004 and August 2004, pursuant to our 1999 Stock Option Plan, we issued an aggregate of 1,150,000 options to purchase shares of our common stock to certain of our executive officers, other employees and non-employee directors, at a per share exercise price of $2.57.

The sales of securities described in item (1) above was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuance of the securities described in items (2), (3) and (4) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act of 1933 as a transaction pursuant to a compensatory benefit plan approved by the registrant’s board of directors or Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedule I — Summary of Investments — Other Than Investments in Related Parties

Schedule II — Condensed Financial Information of Registrant

Schedule III — Supplementary Insurance Information

Schedule IV — Reinsurance

Schedule V — Valuation and Qualifying Accounts

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Roswell, State of Georgia, on December 4, 2006.

CompBenefits Corporation

By:	/s/ Kirk Rothrock
Kirk Rothrock
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and/or officers of CompBenefits Corporation (the “Company”), hereby severally constitute and appoint Kirk Rothrock, George Dunaway and Bruce Mitchell, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 4, 2006:

Signature	Title

/s/ Kirk Rothrock Kirk Rothrock	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ George Dunaway George Dunaway	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Scott Hilinski Scott Hilinski	Director

/s/ Roger Kafker Roger Kafker	Director

/s/ David Klock David Klock, Ph.D.	Director

Signature	Title

/s/ Constantine Mihas Constantine Mihas	Director

/s/ Joseph Nolan Joseph Nolan	Director

/s/ David F. Scott David F. Scott, Jr.,Ph.D.	Director

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Second Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Third Amended and Restated Certificate of Incorporation of the Registrant
3	.3*	Amended and Restated By-laws of the Registrant
4	.1*	Specimen Stock Certificate
4.2		Amended and Restated Registration Rights Agreement by and among the Registrant and the stockholders named therein, dated as of July 12, 2000
4.3		Consent, Amendment and Joinder Amendment, dated as of April 12, 2006, amending the terms of the Amended and Restated Registration Rights Agreement by and among the Registrant and the stockholders named therein, dated as of July 12, 2000
5	.1*	Opinion of Goodwin Procter LLP
10.1		1999 Securities Purchase Plan
10.2		Form of Executive Stock Agreement
10.3		Form of Director Stock Agreement
10.4		1999 Stock Option Plan, as amended
10.5		Form of Incentive Option Agreement under the 1999 Stock Option Plan
10.6		Form of Executive Management Incentive Option Agreement under the 1999 Stock Option Plan
10.7		Form of Performance Based Option Agreement under the 1999 Stock Option Plan
10.8		Form of Time Vested Option Agreement under the 1999 Stock Option Plan
10.9		Form of Restricted Stock Agreement under the 1999 Stock Option Plan
10	.10*	2007 Stock Option and Incentive Plan
10	.11*	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan
10	.12*	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan
10	.13*	Form of Restricted Stock Award Agreement under the 2007 Stock Option and Incentive Plan
10.14		Employment Agreement between the Registrant and Kirk E. Rothrock, dated as of October 13, 2003
10.15		Amendment to Employment Agreement between the Registrant and Kirk E. Rothrock, dated as of December 21, 2005
10.16		Employment Agreement between the Registrant and George W. Dunaway, dated as of April 21, 2003
10.17		Employment Agreement between the Registrant and Bruce A. Mitchell, dated as of June 17, 1999
10.18		Employment Agreement between the Registrant and Alan Stewart, dated as of November 22, 1999
10.19		Amendment One to the Employment Agreement between the Registrant and Alan Stewart, dated as of March 7, 2003
10.20		Amendment Two to the Employment Agreement between the Registrant and Alan Stewart, dated as of July 1, 2003
10	.21*	Amendment Three to the Employment Agreement between the Registrant and Alan Stewart
10.22		Employment Agreement between the Registrant and Mary Kay Gilbert, dated as of July 26, 2004
10	.23*	Amendment One to the Employment Agreement between the Registrant and Mary Kay Gilbert
10.24		Employment Agreement between the Registrant and Karen B. Mitchell, dated as of July 13, 1998
10.25		First Amendment to the Employment Agreement between the Registrant and Karen B. Mitchell, dated as of May 12, 2003

Number		Description

10	.26*	Second Amendment to the Employment Agreement between the Registrant and Karen B. Mitchell
10.27		Employment Agreement between the Registrant and John Lumpkins, dated as of April 10, 2006
10	.28*	Amendment One to the Employment Agreement between the Registrant and John Lumpkins
10	.29*	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers
10.30		Warrant Agreement by and among the Registrant, TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P., dated as of July 12, 2000
10.31		Senior Amended and Restated Credit Agreement by and among the Registrant, the Lenders named therein and Bank Of America, N.A., as Administrative Agent, Issuing Lender and Swingline Lender, dated as of April 13, 2006
10.32		Amendment No. 1, dated as of November 15, 2006, to the Senior Amended and Restated Credit Agreement by and among the Registrant, the Lenders named therein and Bank Of America, N.A., as Administrative Agent, Issuing Lender and Swingline Lender, dated as of April 13, 2006
10.33		Senior Subordinated Note Purchase Agreement by and among the Registrant, the Subsidiary Guarantors named therein and the Purchasers named therein, dated as of April 13, 2006
10.34		Senior Subordinated Note of the Registrant issued in favor of Alpinvest Partners Mezzanine 2006 C.V., dated as of April 13, 2006
10.35		Senior Subordinated Note of the Registrant issued in favor of New York Life Investment Management Mezzanine Partners, LP, dated as of April 13, 2006
10.36		Senior Subordinated Note of the Registrant issued in favor of NYLIM Mezzanine Partners Parallel Fund, LP, dated as of April 13, 2006
10.37		Senior Subordinated Note of the Registrant issued in favor of Alpinvest Partners Mezzanine 2006 C.V., dated as of April 13, 2006
10.38		Senior Subordinated Note of the Registrant issued in favor of New York Life Investment Management Mezzanine Partners, LP, dated as of April 13, 2006
10.39		Senior Subordinated Note of the Registrant issued in favor of NYLIM Mezzanine Partners Parallel Fund, LP, dated as of April 13, 2006
10.40		Senior Subordinated Note of the Registrant issued in favor of Newstone Capital Partners, L.P., dated as of April 13, 2006
10.41		Commercial Lease between the Registrant and Colonial Realty Limited Partnership for Colonial Center 100, 100 Mansell Court East, Suite 400, Roswell, GA, dated as of January 1, 2005, and as amended on February 23, 2005
10.42		Commercial Lease between American Prepaid Professional Services, Inc. and 200 West Jackson Owner, LLC for 200 West Jackson Street, Suite 900, Chicago, Illinois, dated as of October 15, 2003, and as amended on September 8, 2004
10.43		Commercial Lease Agreement between Vision Care, Inc. and 1511 N. Westshore Partners, Ltd. for 1511 N. Westshore Boulevard, Suite 1000, 610, 620 and 870, Tampa, FL, dated as of June 8, 1994, and as amended on December 3, 1998 and August 31, 2001
10.44		Sublease Agreement between the Registrant and John Hancock Life Insurance Company for 1511 N. Westshore Boulevard, Suite 870, Tampa, FL, dated as of November 2003
10.45		Assignment and Assumption of Lease and Third Amendment to the Commercial Lease Agreement between the Registrant and 1511 N. Westshore Partners, Ltd. for 1511 N. Westshore Boulevard, Suite 1000, 610, 620 and 870, Tampa, FL, dated as of November 30, 2004, as amended on January 31, 2005 and May 22, 2006

Number		Description

10.46		Commercial Lease between Oral Health Services of Florida, Inc. and WRC Properties, Inc. for 5775 Blue Lagoon Drive, Suite 400 and 325, Miami, FL, dated as of April 6, 1995, and as amended on September 6, 1995, February 11, 1997, June 11, 1997 and November 5, 1997
10.47		Consent to Assignment of the Commercial Lease between Oral Health Services of Florida, Inc. and WRC Properties, Inc. for 5775 Blue Lagoon Drive, Suite 400 and 325, Miami, FL to the Registrant and American Prepaid Professional Services, Inc., dated as of July 11, 2000
10.48		Fifth Amendment to the Commercial Lease by and among the Registrant, American Prepaid Professional Services, Inc. and WRC Properties, Inc. for 5775 Blue Lagoon Drive, Suite 400 and 325, Miami, FL to the Registrant, dated as of October 29, 2001
10.49		Sixth Amendment to the Commercial Lease by and among the Registrant, American Prepaid Professional Services, Inc. and WRC Properties, Inc. for 5775 Blue Lagoon Drive, Suite 400 and 325, Miami, FL to the Registrant, dated as of April 19, 2006
10	.50*	Amendment One to the Employment Agreement between the Registrant and George W. Dunaway
21.1		List of Subsidiaries
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in page II-5)

* To be filed by amendment

SCHEDULE I — SUMMARY OF INVESTMENTS —
OTHER THAN INVESTMENTS IN RELATED PARTIES

COMPBENEFITS CORPORATION AND SUBSIDIARIES

			Amount at
			Which Shown
		Fair	in the
Type of Investment	Cost	Value	Balance Sheet
	(In thousands)

Short-term investments	$5,000	$5,000	$5,000

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

COMPBENEFITS CORPORATION (PARENT COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	December 31
	2004	2005
	(In thousands)

Assets
Investment in subsidiaries	$56,635	$69,317
Amounts due from subsidiaries	18	45

Total assets	$56,653	$69,362

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Total liabilities	$—	$—
Redeemable preferred stock	180,332	185,596
Perpetual preferred stock	—	—
Stockholders’ Deficit
Common stock	126	126
Additional paid-in capital	6,156	6,182
Accumulated deficit	(129,961)	(122,542)

Total stockholders’ deficit	(123,679)	(116,234)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$56,653	$69,362

See notes to condensed financial information.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT — (Continued)

COMPBENEFITS CORPORATION (PARENT COMPANY)

STATEMENTS OF INCOME

	Year Ended December 31
	2003	2004	2005
	(In thousands)

Equity in subsidiaries	$7,047	$11,198	$12,684

Total revenue	7,047	11,198	12,684

Net income	$7,047	$11,198	$12,684

See notes to condensed financial information.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT — (Continued)

COMPBENEFITS CORPORATION (PARENT COMPANY)

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2003	2004	2005
	(In thousands)

Cash used in operating activities	$(736)	$(19)	$(26)

Cash flows from investing activities	—	—	—

Cash flows from financing activities
Issuance of stock	—	7	26
Other	—	12	—

Cash provided by financing activities	—	19	26

Increase (decrease) in cash and cash equivalents	(736)	—	—
Cash and cash equivalents at beginning of year	736	—	—

Cash and cash equivalents at end of year	$—	$—	$—

See notes to condensed financial information.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CompBenefits Corporation (Parent Company)

NOTES TO CONDENSED FINANCIAL INFORMATION

1.	Basis of Presentation

The accompanying condensed financial statements of CompBenefits Corporation (“Parent Company”) should be read in conjunction with the consolidated financial statements and notes thereto of CompBenefits Corporation and Subsidiaries.

2.	Redeemable Preferred Stock

Information relating to redeemable preferred stock is included in Note 8 of the consolidated financial statements and notes thereto of CompBenefits Corporation and Subsidiaries.

3.	Commitments and Contingencies

In the normal course of business, the Parent Company is involved in and subject to claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believe that the aggregate losses, if any, will not have a material effect on the Parent Company’s financial positions, results from operations, or cash flows.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

COMPBENEFITS CORPORATION AND SUBSIDIARIES

		Future Policy
		Benefits,
	Deferred	Losses,		Other Policy
	Policy	Claims, and		Claims and
	Acquisition	Loss	Unearned	Benefits
	Costs	Expenses	Premiums	Payable
	(In thousands)

Year Ended December 31, 2003	$—	$12,788	$7,675	$—

Year Ended December 31, 2004	$—	$15,942	$8,432	$—

Year Ended December 31, 2005	$—	$19,792	$8,057	$—

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION — (Continued)

COMPBENEFITS CORPORATION AND SUBSIDIARIES

			Benefits,	Amortization
			Claims,	of Deferred
		Net	Losses, and	Policy	Other
	Premium	Investment	Settlement	Acquisition	Operating	Premiums
	Income	Income(1)	Expenses	Costs	Expenses(2)	Written
	(In thousands)

Year Ended December 31, 2003	$271,538	$752	$166,746	$—	$81,070	$271,653

Year Ended December 31, 2004	$299,672	$425	$191,330	$—	$84,432	$300,429

Year Ended December 31, 2005	$316,646	$1,338	$204,687	$—	$85,791	$316,271

(1)	Net investment income is earned by individual entities based on excess cash earnings capabilities. Each entity has its own specifically identified assets and receives directly the investment income generated by those assets.

(2)	Includes commissions, premium taxes, general expenses incurred and an allocation of operating expenses from the managing parent entity. This allocation of operating expenses is based on membership.

SCHEDULE IV — REINSURANCE

COMPBENEFITS CORPORATION AND SUBSIDIARIES

					Percentage
		Ceded	Assumed		Amount
	Gross	to Other	From Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net
	(In thousands)

Year Ended December 31, 2003
Life Insurance in Force	$16,286	$16,286	$—	$—	0.0%
Premium Income(1):
Life Insurance	$606	$606	$—	$—	0.0%
Accident and Health Insurance	265,012	—	6,641	271,653	2.4%

Total	$265,618	$606	$6,641	$271,653	2.4%

Year Ended December 31, 2004
Life Insurance in Force	$15,427	$15,427	$—	$—	0.0%
Premium Income(1):
Life Insurance	$506	$506	$—	$—	0.0%
Accident and Health Insurance	294,475	—	5,954	300,429	2.0%

Total	$294,981	$506	$5,954	$300,429	2.0%

Year Ended December 31, 2005
Life Insurance in Force	$14,791	$14,791	$—	$—	0.0%
Premium Income(1):
Life Insurance	$399	$399	$—	$—	0.0%
Accident and Health Insurance	312,790	—	3,481	316,271	1.1%

Total	$313,189	$399	$3,481	$316,271	1.1%

(1)	Premium income reported on a written basis.

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

COMPBENEFITS CORPORATION AND SUBSIDIARIES

		Additions
	Balance at	Charged to		Balance at
	Beginning	Premium		End of
Description	of Period	Revenue(1)	Deductions(2)	Period
	(In thousands)

Year Ended December 31, 2003
Allowance for doubtful accounts (deducted from premiums receivable)	$4,013	11,345	(12,769)	$2,589

Year Ended December 31, 2004
Allowance for doubtful accounts (deducted from premiums receivable)	$2,589	10,527	(10,314)	$2,802

Year Ended December 31, 2005
Allowance for doubtful accounts (deducted from premiums receivable)	$2,802	7,933	(8,961)	$1,774

(1)	Additions charged to premium revenue include the specific reserve for receivables that are deemed uncollectible and the estimate for those unknown receivables that will become uncollectible and retroactivity adjustments that reflect changes in eligible members subsequent to when the premiums were billed.

(2)	Deductions include the actual adjustments posted to reflect uncollectible receivables and actual retroactivity adjustments.